Filed Pursuant to Rule 424(b)(4)
Registration No. 333-136352

Claymont Steel Holdings, Inc.

8,700,000 Shares

Common Stock

Claymont Steel Holdings, Inc. is offering 6,250,000 shares of its common stock. H.I.G. Capital LLC, Inc., our principal stockholder, is offering an additional 2,450,000 shares. We will not receive any of the proceeds from the sale of the shares being sold by H.I.G. Capital. This is our initial public offering and no public market currently exists for our shares. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “PLTE.” The initial public offering price is $17.00 per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 12.

	Per Share	Total
Public Offering Price	$17.00	$147,900,000
Underwriting Discounts and Commissions	$1.19	$10,353,000
Proceeds to Claymont Steel Holdings, Inc.	$15.81	$98,812,500
Proceeds to H.I.G. Capital LLC, Inc.	$15.81	$38,734,500

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.I.G. Capital LLC, Inc., has granted the underwriters a 30-day option to purchase up to an additional 1,305,000 shares of common stock to cover over-allotments.

The underwriters expect to deliver shares of common stock to purchasers on or about December 22, 2006.

Jefferies & Company

CIBC World Markets	KeyBanc Capital Markets	Morgan Joseph

The date of this Prospectus is December 18, 2006.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus that we may provide to you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the “Company,” “we,” “us,” and “our” refer to Claymont Steel Holdings, Inc., a Delaware corporation and the issuer of our common stock, our subsidiary Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and its subsidiary CitiSteel PA, Inc., the term “Holdings” refers solely to Claymont Steel Holdings, Inc. and the term “Claymont Steel” refers solely to Claymont Steel, Inc.

i

PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and this offering contained elsewhere in this prospectus. This summary is not complete and it does not contain all of the information that may be important to you and to your investment decision. You should carefully read the entire prospectus, including “Risk Factors,” our financial statements, the notes to our financial statements and the other financial information appearing elsewhere in this prospectus before deciding to invest in our common stock.

Our Company

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our competition in the custom discrete steel plate market. Our specialized manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us the number one ranking in end-user customer satisfaction in the steel plate industry every year since 2001 according to surveys conducted by Jacobson & Associates, a recognized steel industry consulting firm.

We have the capacity to produce over 500,000 tons of steel plate annually, and we believe that we are a low cost producer of custom discrete steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. In 2001, we transitioned our business focus from producing commodity steel plate to producing primarily higher-margin custom discrete steel plate and being customer service oriented. Following the implementation of these initiatives, which included an upgrade and reorientation of our facility, equipment, processes and sales and customer service staff, we have increased our total shipments, custom discrete steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,		Thirty-Nine Weeks Ended
Tons Shipped:	2001	2005	October 1, 2005	September 30, 2006
Total	296,839	336,611	244,517	294,405
Product Mix:
Custom Steel Plate	145,451	240,570	180,153	185,647
Commodity Steel Plate	151,388	96,041	64,364	108,758
Customer Mix:
End-Users	100,925	188,264	136,481	150,817
Service Centers	195,914	148,347	108,036	143,588

We have a loyal customer base and a high level of customer retention. Our customer base includes, among others, service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. As a result of our niche focus, commitment to customer service and high quality products, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market east of the Rocky Mountains.

Market Opportunity

We believe that the supply and demand dynamics in the custom discrete steel plate market will continue to be attractive. The end-markets for custom discrete steel plate are widely varied and include bridges, tools and dies, railcars, oil and gas pipe, heavy equipment, telecommunications towers and other industrial applications. According to various industry sources, many of these markets have exhibited robust demand in recent years, driving strong demand for steel plate that we believe will continue through 2008. Based on these industry sources, we believe that bridge fabricators will increase their orders significantly over the next five years due to the passage of the latest Federal transportation act and highway spending bill. We also believe that demand for steel plate used in the replacement and expansion of oil and gas pipelines will increase significantly in coming years. We believe that the strength and diversity of these end-markets are largely responsible for the steady growth in demand for custom discrete steel plate. While the demand for steel plate is expected to remain strong, we believe that production capacity in the North American market will remain constant. Due to market and regulatory conditions, as well as published reports by domestic steel manufacturers regarding their expansion plans, we believe that no new steel plate capacity is currently planned. Further, we believe importers of steel plate have difficulty competing in the custom product, small quantity, short lead time market that we target.

We are pursuing opportunities to provide our customers with additional value-added services to increase our profitability per ton for custom discrete steel plate. For example, in 2005 we began providing our customers with custom plate burning, which consists of cutting plate into configured shapes and sizes to meet customer needs. Custom-burned plate sells at a premium in excess of $245 per ton to discrete steel plate based on market prices in September 2006. Custom plate burning has traditionally been performed by service centers or by customers in-house. However, burning configured parts at our mill benefits both us and the customer because the significant amount of high-grade scrap that results from the process can be reinserted directly into our melt shop, while resulting in a lower cost to the customer by eliminating the freight and handling costs and mark-up associated with shipping this excess steel to the processing location, then to a scrap dealer and then back to the mill. Similar opportunities exist to produce heat treated plate, another value-added service commonly requested by customers. These value-added services appeal to customers who prefer to purchase steel plate from a single supplier that has the ability to provide manufacturing, burning and treatment options to meet their specifications.

Business Strengths

We believe that we have the following competitive strengths:

•	Niche Market Focus with Limited Competition. We focus specifically on serving customers with distinct needs in the discrete steel plate market. Our products are delivered in a more timely fashion, with less lead time and provide more value to our customers than non-standard sizes purchased from manufacturers with a broader focus. Custom sizes comprise approximately 69% of our production, which limits our primary competition to a single integrated (i.e. non-mini-mill) producer that is focused principally on serving the commodity steel plate market. In addition, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

•	Production Facility Optimized for Low Cost Production in Market Niche. Our well-maintained production facility is specifically configured to produce steel plate in non-standard dimensions, in small order quantities and with short lead times. Unlike continuous mills, which are focused on high-volume, continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule individual orders efficiently. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate manufacturers and our plant is well-suited for rapid custom order throughput. We believe our mill configuration allows us to be a low-cost producer in our target market.

•	Non-Union Workforce. Our non-union workforce provides us significant cost and flexibility advantages. Unlike mills that employ unionized labor, we are able to optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, our employees are promoted and rewarded based on performance, which allows us to attract and retain the best employees in key positions.

•	Focus on Superior Customer Service. We believe we provide the highest level of customer service and employ the most knowledgeable sales force in the industry. According to Jacobson & Associates, we have ranked first in end-user customer satisfaction among all North American producers of steel plate every year since 2001. An important differentiating component in providing high-quality service is our highly-trained salespeople, who spend significant time collaborating with our customers.

•	Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 7% of our sales, and our top 15 customers accounting for 40% of our sales, in 2005. These key customers have an average tenure with us of more than ten years.

•	Low Cost Scrap Sourcing. We believe that our scrap sourcing practices and our scrap-rich geographic location enable us to purchase steel scrap at significantly lower prices than many other steel producers. Because we buy smaller quantities of scrap and can accommodate a wide range of scrap grades, we believe we have a significant advantage in securing low-cost scrap. In addition, our proximity to scrap yards in the Delaware Valley provides us great selection, low pricing and inexpensive delivery of our scrap. We believe we realized an average cost advantage over larger steel plate producers of approximately $9 per scrap ton since 2004.

•	Significant Barriers to Entry. There are significant barriers to entry to our market niche primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. Based on these factors and published reports by domestic steel manufacturers regarding their expansion plans, we believe that there is no new steel plate capacity expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

•	Experienced Management Team. We have a strong management team with significant experience in the steel industry. On average, our management team has over 29 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

•	Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. We recently entered the Western market which we believe to be underserved particularly for “Buy American” contracts. Under “Buy American” programs, federal or state projects that have been granted federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the major competitor in the Western market and it sources a significant portion of its slabs from foreign sources, which disqualifies the resulting plate from “Buy American” contracts. Sales in this region have grown from 6,000 tons in 2004 to 14,000 tons in 2005 and approximately 18,000 tons in the first three quarters of 2006. We expect to ship over 40,000 tons to this market by 2008. We have also entered the specialty segment of the growing oil and gas steel pipe market in 2005 and sold approximately 4,900 tons.

•

Expand Higher Margin, Value-Added Service Offerings.  We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service that eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. In 2005, we sold approximately 3,200 tons of custom-burned plate parts at a selling price of approximately $1,100 per ton

(an average premium of $320 over commodity plate prices) and expect to sell 30,000 tons annually by 2008. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher-margin business would enable us to increase profitability without the need to increase production capacity.

•	Increase Mill Capacity and Production Efficiency. We increased our annual mill production capacity from 300,000 tons in 2001 to over 350,000 tons in 2004 (on a three shifts basis) with no additional headcount or labor hours and no significant capital investment. This increase was largely due to process improvements such as increasing our overall yield of finished steel plate from melt shop input from 71% to 73%, reducing the rejection rate from 7% to less than 0.5%, and significantly reducing mill downtime. Since July of 2005, we have implemented over $10.0 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. Based on these improvements, we believe our total current plate mill capacity is in excess of 500,000 tons per year and that we have meaningfully reduced our manufacturing costs per ton. Additionally, we have identified other opportunities to increase capacity in our melt shop and plate mill and have identified cost reduction opportunities that are expected to generate approximately $3.0 million of incremental annual cost savings by the end of 2007.

•	Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from our competitors. We believe that we can service these customers’ needs more economically and effectively. Management is targeting selling an additional 20,000 tons to these targeted accounts by 2008.

Risk Factors

Our ability to execute our strategy is subject to numerous risks as discussed more fully in the “Risk Factors” section of this prospectus. These risks include: the cyclical nature of the steel industry and the industries we serve; the availability and cost of scrap, other raw materials and energy; the level of global demand for steel; the level of imports of steel into the United States; excess global steel capacity and the availability of competitive substitute materials; intense competition in the steel industry; currency fluctuations; environmental regulations; work stoppages and equipment failures; and the loss of key personnel.

Any of these risks could adversely affect our financial condition and results of operations. In addition, we have, and after completion of this offering will continue to have, a substantial level of indebtedness and negative stockholders’ equity, and purchasers of our common stock in this offering will incur substantial dilution. Investment in our common stock involves these and other risks. You should read and consider carefully the information set forth in “Risk Factors” and all other information set forth in this prospectus, before deciding whether to invest in our common stock.

The Acquisition

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, acquired Claymont Steel. Pursuant to the stock purchase agreement between H.I.G. SteelCo and the former stockholder of Claymont Steel, CITIC USA Holding, Inc., H.I.G. SteelCo purchased all of the outstanding capital stock of Claymont Steel from CITIC USA for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million. H.I.G. SteelCo financed the acquisition by incurring indebtedness of approximately $80.3 million, which was subsequently repaid with a portion of the proceeds from the issuance of the Claymont Steel floating rate notes. Immediately following the completion of the stock purchase, H.I.G. SteelCo was merged with and into Claymont Steel. Following this merger, Claymont Steel Holdings became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

Following the Acquisition, Jeff Bradley became our Chief Executive Officer, and Yang Shu, formerly the chief executive officer of Claymont Steel, continued to provide services to us until June 2006 pursuant to an agreement between us and CITIC USA. The other members of Claymont Steel’s management team remained in place following the Acquisition. The Acquisition did not have a material impact on our operations or financial condition.

Our Principal Stockholder

Upon completion of this offering, H.I.G. Capital LLC, Inc. will control 8,791,303 shares of our common stock (representing 50.05% of all common stock outstanding), or 7,486,303 shares of our common stock (representing 42.6% of all common stock outstanding) if the underwriters exercise their over-allotment option in full. H.I.G. Capital is offering 2,450,000 shares in this offering and has granted the underwriters a 30-day option to purchase up to an additional 1,305,000 shares of common stock to cover over-allotments. H.I.G. Capital’s net proceeds from this offering will be approximately $38.7 million and, if the underwriters exercise their over-allotment option in full, H.I.G. Capital would receive net proceeds of approximately $59.4 million. In addition, upon completion of this offering, H.I.G. Capital LLC, an affiliate of our principal stockholder, will receive a fee of approximately $4.0 million. This $4.0 million fee consists of a transaction fee of approximately $1.0 million due under the management services agreement between us and H.I.G. Capital LLC and a $3.0 million fee to terminate our obligation to make payments under the management services agreement following the completion of this offering. H.I.G. Capital is a Miami, Florida based private equity firm managing more than $2.0 billion in equity capital. H.I.G. Capital seeks to acquire market leading firms with annual revenues between $25.0 and $500.0 million. Since its founding in 1993, H.I.G. Capital has acquired more than 50 companies with combined revenues in excess of $5.0 billion. H.I.G. Capital’s investors include leading financial institutions, insurance companies, university endowments and pension funds in the United States and Europe.

Recent Developments

On July 6, 2006, Holdings issued $75.0 million aggregate principal amount of Senior Secured Pay-In-Kind Notes due 2010, or the Holdings Notes. The Holdings Notes are Holdings’ senior secured obligations and are secured by substantially all of Holdings’ assets, which are principally the stock of Claymont Steel. Interest on the Holdings Notes accrues at an annual rate of 15.0%. Interest is payable semiannually in arrears on April 1 and October 1 commencing on April 1, 2007. Holdings may, for the first two interest payment dates only (April 1 and October 1, 2007), in lieu of paying cash, pay interest by the issuance of additional 15.0% Senior Secured Pay-In-Kind Notes due 2010 having an aggregate principal amount equal to the amount of interest due and payable. Holdings paid a $71.2 million dividend to its equity holders on July 13, 2006 from the proceeds of the note issuance. H.I.G. Capital, our principal stockholder, was the primary beneficiary of these dividends.

Corporate Information

Holdings was incorporated in Delaware in May 2005 as H.I.G. SteelCo Holdings, Inc. In June 2006, H.I.G. SteelCo Holdings, Inc. was renamed CitiSteel USA Holdings, Inc. and in August 2006 was renamed Claymont Steel Holdings, Inc. Holdings’ primary asset is 100% of the capital stock of Claymont Steel, through which we operate our business. Our principal offices are located at 4001 Philadelphia Pike, Claymont, Delaware 19703-2794. We can be reached by phone at (800) 677-3769 and our website address is www.claymontsteel.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by us	6,250,000 shares

Common stock to be outstanding after the offering	17,566,754 shares

Common stock offered by selling stockholders	2,450,000 shares

Use of proceeds

We estimate that our net proceeds from the offering will be approximately $96.8 million. We will not receive any of the proceeds from the sale of the shares being sold by H.I.G. Capital. We currently intend to apply the net proceeds as follows:

•	Approximately $89 million of the net proceeds to repurchase the Holdings Notes, at a price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase. $89 million includes interest through January 31, 2007. Interest on the Holdings Notes accrues at approximately $0.9 million per month. The proceeds of the Holdings Notes were used to pay a dividend to our stockholders.

•	Approximately $4.0 million of the net proceeds will be used to pay fees due to H.I.G. Capital LLC, an affiliate of our principal stockholder. Approximately $1.0 million of this fee represents a transaction fee due under the management services agreement between us and H.I.G. Capital LLC, and the remaining $3.0 million represents a fee to terminate our obligation to make payments under the management services agreement following the completion of this offering.

•	The remaining portion of the net proceeds will be used for general corporate purposes, including working capital.

Nasdaq Global Market Symbol	“PLTE”

Dividend policy	Although we have paid cash dividends in the past, we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

H.I.G. Capital LLC, Inc., which holds 11,241,303 shares, or 99% of our shares of common stock outstanding, prior to this offering, has granted the underwriters a 30-day option to purchase up to an additional 1,305,000 shares of common stock to cover over-allotments.

Unless we specifically state otherwise, the information in this prospectus:

•	assumes that the underwriters will not exercise their over-allotment option; and

•	gives effect to a 11.241303 for 1 stock split that occurred on December 5, 2006.

The number of shares of our common stock to be outstanding after this offering is based on the pro forma number of shares outstanding as of September 30, 2006. The number of shares of common stock to be outstanding immediately after this offering excludes the following:

•	450,000 shares of common stock authorized for future issuance under our stock incentive plan, including:

•	restricted stock units to be issued to our executive officers and key employees on completion of this offering having an aggregate value, based upon the initial public offering price per share, of $1.6 million; and

•	options to purchase shares of common stock to be issued to our directors, executive officers and key employees upon completion of this offering, with an aggregate exercise price, based on the initial public offering price, of $1.69 million.

Summary Historical and Pro Forma

Financial and Operating Data

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we acquired Claymont Steel. Pursuant to the stock purchase agreement, our wholly-owned subsidiary, H.I.G. SteelCo, Inc., purchased all of the outstanding capital stock of Claymont Steel from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into Claymont Steel. Following this merger, we became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

In this “Summary Historical and Pro Forma Financial and Operating Data” section and in the other financial presentations contained in this prospectus, including “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus, the terms the “Company,” “we,” “us,” and “our” refer to Holdings and its subsidiaries on a consolidated basis, the term “Claymont Steel” refers to Claymont Steel, Inc. and its subsidiary, the term “predecessor” refers to Claymont Steel and its subsidiary prior to its acquisition by Holdings, which we refer to as the Acquisition, and the term “successor” refers to Holdings and its subsidiaries subsequent to acquisition of Claymont Steel.

The following table presents summary historical and unaudited pro forma consolidated financial and operating data. The summary historical consolidated statement of operations data for each of the two years ended December 31, 2003 and 2004 and for the period from January 1 to June 9, 2005 has been derived from, and should be read together with, Claymont Steel’s audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary historical statement of operations data for the period from June 10, 2005 to December 31, 2005 has been derived from, and should be read together with, our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary historical statement of operations data for the period from June 10, 2005 to October 1, 2005 and for the thirty-nine weeks ended September 30, 2006 and the balance sheet data as of September 30, 2006 have been derived from, and should be read together with, our unaudited consolidated financial statements and accompanying notes, included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data for the year ended December 31, 2005 has been derived from, and should be read together with “Unaudited Pro Forma Financial Data,” included elsewhere in this prospectus. The unaudited pro forma statement of operations data gives effect to the acquisition of Claymont Steel on June 10, 2005, the sale of the $172.0 million of Claymont Steel floating rate notes and the sale of the $75.0 million Holdings Notes as if they had occurred on January 1, 2005. See “Unaudited Pro Forma Financial Data.”

The pro forma data is not necessarily indicative of our financial position or results of operations that would have occurred had the Acquisition taken place on the dates indicated, nor is it indicative of future results.

In addition, you should read the following summary information in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

	Actual											Pro Forma(1)
	Predecessor					Successor
	Year Ended December 31,				January 1 to June 9, 2005	June 10 to December 31, 2005		June 10 to October 1, 2005		Thirty-Nine Weeks Ended September 30, 2006		Year Ended December 31, 2005
	2003		2004
	(dollars in thousands, except for other operating data and per share data)
Statement of Operations Data:
Sales	$108,510		$239,556		$128,687	$149,683		$75,316		$247,706		$278,370
Cost of sales	109,075		167,029		78,762	114,136		62,941		169,391		177,706
Selling and administrative expenses	5,579		8,303		2,535	8,041		4,671		12,930		9,950
Income (loss) from operations	(6,144)		64,224		47,390	27,506		7,704		65,385		90,714
Net income (loss)	(6,748)		41,969		30,035	10,885		1,306		29,612		41,603
Net income (loss) per share	$(7,484	)(2)	$41,081	(2)	$30,035	$0.97	(3)	$0.12	(3)	$2.63	(3)	$2.38	(3)
Weighted average common shares outstanding— basic	1,000		1,000		1,000	11,241,303		11,241,303		11,248,638		17,510,165

Other Operating Data:
Tons shipped	290,777		343,758		148,309	188,440		96,208		294,405		336,749
Sales per ton(4)	$373		$697		$868	$794		783		$832		$827

Other Financial Data:
Capital expenditures	$1,572		$1,638		$416	$5,926		$926		$8,772		$6,342
EBITDA(5)	(1,095)		69,108		49,206	29,286		8,536		68,539		93,718
Adjusted EBITDA(5)	(1,095)		69,108		49,206	43,307		22,557		68,539		93,718

	As of September 30, 2006	As Adjusted as of September 30, 2006(6)
Balance Sheet Data:
Cash and cash equivalents	$20,821	$24,564
Accounts receivable, net	36,045	36,045
Inventories	42,509	42,509
Property, plant and equipment, net	21,954	21,954
Total assets	140,527	143,169
Total liabilities	281,592	199,361
Total stockholder’s deficit	(141,065)	(56,192)

(1)	The pro forma income statement for the year ended December 31, 2005 does not include material nonrecurring charges or indebtedness incurred in the transactions entered into in connection with the Acquisition.
(2)	As restated—see Note 17 to the audited consolidated financial statements included elsewhere in this prospectus.
(3)	Earnings for the successor company have been calculated in accordance with SEC rules for initial public offerings. These rules require that the weighted average share calculation give effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the earnings per share calculation have been adjusted to reflect the 11.241303 for 1 stock split that occurred on December 5, 2006.
(4)	Sales per ton for the thirty-nine weeks ended September 30, 2006 exclude toll processing sales of $2.8 million for 11,927 tons rolled.
(5)

EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization and Adjusted EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization as adjusted to remove purchase accounting charges related to the Acquisition are not measures of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. EBITDA and Adjusted

EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility, the Holdings Notes, or the Claymont Steel floating rate notes;

•	they do not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe, however, that EBITDA and Adjusted EBITDA are a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. We believe that EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•	it facilitates our management in measuring operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our operations;

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Actual						Pro Forma
	Predecessor			Successor
	Year Ended		January 1 to June 9, 2005	June 10 to December 31, 2005	June 10 to October 1, 2005	Thirty-Nine Weeks Ended September 30, 2006	Year Ended December 31, 2005
	2003	2004
	(in thousands)
Net income (loss)	$(6,748)	$41,969	$30,035	$10,885	$1,306	$29,612	$41,603
Interest (income) expense, net	897	521	(228)	10,664	5,677	18,130	25,188
Income tax (benefit) expense	(147)	21,881	17,583	6,058	822	17,782	24,025
Depreciation & amortization(i)	4,903	4,737	1,816	1,679	731	3,015	2,902
EBITDA	(1,095)	69,108	49,206	29,286	8,536	68,539	93,718
Charge to cost of sales(ii)	—	—	—	14,021	14,021	—	—

Adjusted EBITDA	$(1,095)	$69,108	$49,206	$43,307	$22,557	$68,539	$93,718

(i)

Depreciation and amortization includes depreciation on fixed assets and amortization of intangible assets. Amortization of deferred financing costs is added back to net income as part of interest expense.

(ii)	Represents a charge to cost of sales to account for a non-recurring inventory adjustment related to the write up of finished goods to fair value, as required under purchase accounting for the Acquisition, and the subsequent charge to cost of sales for the portion of finished goods sold during the June 10, 2005 to December 31, 2005 period.

(6)	The as adjusted balance sheet data as of September 30, 2006 gives effect to the consummation of this offering as if it had occurred on September 30, 2006.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information contained in this prospectus before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition, results of operations or liquidity. In such event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve.

The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. Future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States, either of which would decrease our sales, margins and profitability.

In addition, a disruption or downturn in the construction, oil and gas, durable goods, agricultural, commercial equipment, shipbuilding, bridge fabrication or rail transportation industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

Any decrease in the availability, or increase in the cost, of scrap, other raw materials and energy could materially reduce our earnings.

Our operation depends heavily on the availability of various raw materials and energy resources, including scrap metal, natural gas, electricity, and alloys. The availability of raw materials and energy resources may decrease, and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Since the latter part of 2003 through the present, the price of scrap has risen sharply, largely as a result of foreign scrap demand (particularly from China). If we are unable to pass on the cost of higher scrap prices to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in scrap prices. Moreover, integrated steel producers are not as dependent as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, gives them a raw material cost advantage over mini-mills.

Natural gas and electric power are the primary energy resources used at our facility. Prices for natural gas and electricity have fluctuated in recent years. We do not have a long-term supply contract for electricity. Although we continue to evaluate our energy costs and consider ways to factor energy costs into our pricing, energy prices may increase further, which could adversely affect our production costs, competitive position and results of operations. A substantial and prolonged increase in energy costs could have an adverse effect on our margins, earnings and cash flow.

A decrease in the global demand for steel, particularly from China, could have a material adverse effect on global steel pricing and could result in increased steel exports into the United States, which may negatively impact our sales, margins and profitability.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the explosive growth in Chinese steel consumption, which has vastly outpaced that country’s manufacturing capacity to produce its own steel needs. This increased demand has resulted in China becoming a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A combination of a slowdown in China’s economic growth rate and its consumption of steel, coupled with its own expansion of steelmaking capacity, could result in a substantial weakening of both domestic and global steel demand and steel pricing. Should Chinese demand weaken, China might not only become a net exporter of steel but many Asian and European steel producers whose steel output currently feeds China’s steel import needs could find their way into the domestic market, through increased steel imports, thus causing an erosion of margins and a reduction in pricing.

In the recent past, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years exerted, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. According to the American Iron and Steel Institute, imports of steel mill products into the United States constituted 25.4%, 25.6%, and 19.1% of the domestic steel market supply for 2005, 2004, and 2003 respectively.

U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong and periodically exacerbated by weakening of the economies of certain foreign steelmaking countries, while also being further intensified during periods when the U.S. dollar is strong relative to foreign currencies. Economic difficulties in these countries or a reduction in demand for steel produced by these countries tends to encourage greater steel exports to the United States at depressed prices.

In addition, we believe the downward pressure on, and periodically depressed levels of, U.S. steel prices in some recent years has been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers were adversely affected by unfairly priced or “dumped” imported steel. Even though various protective actions taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, resulted in an abatement of some steel imports during 2002 and 2003, these protective measures were only temporary. Many foreign steel manufacturers were granted exemptions from the application of these measures and President Bush, in December 2003, rescinded a substantial part of these protective measures, the so-called Section 201 tariffs, as a result of a November 10, 2003 World Trade Organization ruling declaring that the tariffs on hot-rolled and cold-rolled finished steel imports violated global trade rules, and as a result of economic and political pressures from foreign governments, including threats of retaliatory tariffs on U.S. exports. Moreover, there are products and countries that were not covered by these protective measures, and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. In any event, when any of these remaining measures expire or if they are further relaxed or repealed, or if increasingly higher U.S. steel prices enable foreign steelmakers to export their steel products into the United States, even with the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices.

Excess global capacity and the availability of competitive substitute materials have, at times, resulted in intense competition and may, in the future, cause downward pressure on prices.

Competition within the steel industry, both domestic and worldwide, is intense and is expected to remain so. We compete primarily on the basis of price, quality and the ability to meet customers’ product needs and delivery schedules. The highly competitive nature of the steel industry periodically exerts downward pressure on prices for our products. In the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. The global steel industry is generally characterized by overcapacity, which can have a negative impact on domestic steel prices. This overcapacity has sometimes resulted in high levels of steel imports into the United States exerting downward pressure on domestic steel prices and resulting in, at times, a dramatic reduction in, or in the case of many steel producers, the elimination of, gross margins.

Fluctuations in the relative value of the U.S. dollar and foreign currencies may negatively impact our sales, margins and profitability.

The value of the U.S. dollar against foreign currencies has been generally in decline since 2001. This weakness in the U.S. dollar has contributed to a decrease in foreign steel imports, which has decreased competition for U.S. steel manufacturers and helped to sustain or increase domestic steel prices. If the value of the U.S. dollar strengthens against foreign currencies, steel imports to the United States may increase and put downward pressure on steel prices, which may adversely affect our sales, margins and profitability.

Environmental regulation imposes substantial costs and limitations on our operations.

The risks of substantial costs and liabilities related to compliance with environmental laws and regulations are an inherent part of our business. For the year ended December 31, 2005 and the thirty-nine weeks ended September 30, 2006, we expended $222,000 and $307,000, respectively in environmental compliance. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. It is possible that future conditions may create substantial environmental compliance or remediation liabilities and the cost of compliance and remediation could be substantial. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean-up liability on generators of hazardous waste and other substances that are disposed of either on or off-site, regardless of fault or the legality of the disposal activities. In addition, in October 2006, the Delaware Department of Natural Resources and Environmental Control issued a Notice of Conciliation and Secretary’s Order requiring Claymont Steel to fund an independent study to determine engineering and operational options to control dust and other particulate emissions and in November 2006 issued a separate Secretary’s Order that requires Claymont Steel to monitor and reduce mercury emissions. However, the corrective measures and the outcome of each of these matters cannot be determined at this time, nor can we estimate the cost of any corrective measures or the possibility or amount of any penalty that may be imposed. Moreover, although we are currently able to purchase automobile-free scrap, which results in lower mercury emissions, on the same terms as scrap that includes automobiles, there can be no assurance that we will continue to be able to do so in the future. Further, other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by previous owners of our properties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting to our operations and more costly than anticipated. In addition to potential clean-up liability, we may become subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

Work stoppages or unexpected equipment failures may lead to production curtailments or shutdowns.

Work stoppages or other slowdowns could significantly disrupt our operations, which could have a material adverse effect on our future operating results and financial condition. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, which may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facility is subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

We depend on our senior management’s experience and knowledge of our industry, and the loss of any key members of our senior management team could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team, who have significant experience in the steel industry. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We may not be able to attract and retain additional qualified senior personnel with significant steel industry experience as needed in the future. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

Holdings has no direct operations and no significant assets other than ownership of 100% of the stock of Claymont Steel, and the indirect ownership of 100% of the stock of CitiSteel PA, Inc. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including our required obligations under the Holdings Notes, or to pay any dividends with respect to our common stock. Legal and contractual restrictions in Claymont Steel’s senior revolving credit agreement and the indenture governing Claymont Steel’s floating rate notes, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to repay our indebtedness or to pay any dividends on our common stock.

We have substantial indebtedness, and we have negative stockholders’ equity, which could adversely affect our financial condition and otherwise adversely impact our business and growth prospects.

We have a substantial amount of debt and we have negative stockholders’ equity. As of September 30, 2006, we have total indebtedness of approximately $243.8 million and stockholders’ deficit of $141.1 million. Upon completion of this offering and the application of the net proceeds therefrom, we will have approximately $168.8 million of indebtedness, based on our indebtedness as of September 30, 2006 and after giving effect to the use of proceeds therefrom. Our substantial level of indebtedness could have important consequences to you, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our other indebtedness, which will reduce the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to those of our competitors who operate on a less leveraged basis.

Furthermore, the Claymont Steel floating rate notes and any borrowings under the Claymont Steel credit agreement bear interest at variable rates. Interest on the Claymont Steel floating rate notes accrues at a floating rate per annum equal to six-month LIBOR plus 7.5%. The interest rate applicable to the March 1, 2007 interest payment is 13%. If we elect to pay interest in-kind on the Holdings Notes until October 2007, then our annual debt service, at the current interest rates, would be $22.1 million. If we elect to pay interest in cash until October 2007, then our annual debt service, at the current interest rates, would be $33.4 million. Beginning on October 1, 2007, when interest on the Holdings Notes can no longer be paid in-kind, annual debt service, based on current interest rates, will total $33.4 million. Based on the outstanding Claymont Steel floating rate notes at September 30, 2006, a 1% increase in interest rates would increase our annual interest expense by $1.7 million. Borrowings under the Claymont Steel credit agreement bear interest at the lender’s prime rate, which was 8.25% on September 30, 2006. There were no amounts outstanding under this agreement on September 30, 2006. If these rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase, and the risks related to our substantial indebtedness would intensify.

Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness will depend on our future financial performance. Our future performance will be affected by a range of economic, competitive, legislative, operating and other business factors, many of which we cannot control, such as general economic and financial conditions in our industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness.

We urge you to consider the information under “Capitalization” and “Summary—Summary Historical and Pro Forma Financial and Operating Data” for more information on these matters.

The agreements governing our and our subsidiaries’ indebtedness impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The agreements governing our and our subsidiaries’ indebtedness contain covenants that restrict our ability and the ability of our subsidiaries to take various actions, such as:

•	incurring or generating additional indebtedness or issuing certain preferred stock;

•	making certain investments or acquisitions;

•	paying dividends on our capital stock or redeeming, repurchasing or retiring our capital stock or subordinated indebtedness or making other restricted payments;

•	selling or issuing capital stock of our current subsidiary and our future restricted subsidiaries;

•	entering into certain transactions with affiliates;

•	creating or incurring liens on our assets;

•	transferring or selling assets;

•	incurring dividend or other payment restrictions affecting certain of our existing and future subsidiaries; and

•	consummating a merger, consolidation or sale of all or substantially all of our assets.

These covenants limit our ability, and the ability of our subsidiaries, to engage in activities that may be in our long-term best interests. Our failure, and the failure of our subsidiaries, to comply with these covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, and have a material adverse effect on our liquidity, financial condition and results of operations.

Risk Factors Relating to our Common Stock and the Offering

Our principal stockholder controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, our principal stockholder, H.I.G. Capital, will beneficially own approximately 50.05% of our common stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise in full their over-allotment option, H.I.G. Capital will beneficially own approximately 42.6% of our common stock. As a result, H.I.G Capital may exercise control over the outcome of stockholder votes, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation and the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in the management or voting control of Holdings and the interests of our principal stockholders may not be aligned with yours. Our principal stockholder may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by our principal stockholder or its affiliates could cause our stock price to decline.

Upon completion of this offering, we may be a “controlled company” within the meaning of the Nasdaq Global Market rules and, as a result, we will not be subject to all of the Nasdaq Global Market’s corporate governance requirements.

Following this offering, affiliates of H.I.G. Capital may control a majority of the outstanding shares of our common stock. Therefore, we may be a “controlled company” within the meaning of the Nasdaq Global Market rules. Under these rules, a controlled company may elect not to comply with certain Nasdaq Global Market corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. If we are a controlled company and elect not to comply with these requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, the indenture governing the Holdings Notes restricts our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because we are a holding company, we depend on the cash flow of our subsidiaries, and the indenture governing the Claymont Steel floating rate notes and the Claymont Steel credit agreement impose restrictions on Claymont Steel’s ability to distribute cash to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock—Common Stock.”

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of your investment and may experience additional dilution in the future.

If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of $20.89 per share, representing the difference between our pro forma net tangible book value after giving effect to this offering and the initial public offering price. In the future, we may also acquire other companies or assets, raise additional capital or finance other transactions by issuing equity which may result in additional dilution to you.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although our common stock has been approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop and if developed may not be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for steel companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the level of imports of steel into the United States;

•	intense competition in the steel industry;

•	the cyclical nature of the steel industry and the industries we serve;

•	the level of global demand for steel;

•	the availability and cost of scrap, other raw materials and energy;

•	currency fluctuations;

•	environmental regulations;

•	labor costs;

•	equipment failures; and

•	loss of key personnel.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for us and prevent changes in our management.

Effective on the closing of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation will include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, we will be subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law.”

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be 17,566,754 shares of our common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the “Securities Act.” The remaining 8,866,754 shares of our common stock outstanding, including the shares of common stock owned by H.I.G. Capital and certain of our management members, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, our directors and executive officers, and our existing stockholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares of our common stock without the prior consent of Jefferies & Company, Inc. for 180 days after the date of this prospectus. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, H.I.G. Capital will have the ability to cause us to register the resale of their shares. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission and Nasdaq have imposed various new requirements on public companies, including changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage as we currently have.

Non-compliance with the Sarbanes-Oxley Act of 2002 could materially adversely affect us.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which will require us to include in our annual reports on Form 10-K, beginning with the Form 10-K for the year ending December 31, 2007, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of such internal controls over financial reporting. While we intend to diligently and thoroughly document, review, test and improve our internal controls over financial reporting in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act, management may not be able to conclude that our internal controls over financial reporting are effective. Furthermore, even if management were to reach such a conclusion, if our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these events could result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the price of our common stock.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and effective disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to retain the services of additional accounting and financial staff or consultants with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404.

Our internal controls over financial reporting may be insufficient to detect in a timely manner misstatements that could occur in our financials statements in amounts that may be material.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and therefore are not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in October 2006, Crowe Chizek, our independent accounting firm, advised our management and board of directors that it believed that our failure to properly calculate earnings per share in our financial statements was a significant deficiency under the standards established by the Public Company Accounting Oversight Board. As more fully described in Note 17 to the audited consolidated financial statements included elsewhere in this prospectus, the calculation of earnings per share of the predecessor company for the years ended December 31, 2003 and 2004 did not exclude cash dividends that accumulated on preferred stock. The Company has restated the earnings per share, as more fully described in Note 17. Other than the revision of the earnings per share amounts to exclude cash dividends accumulated on preferred stock, the restatement did not have any impact on the Company’s financial statements. Significant deficiencies are defined as a control deficiency, or combination of control deficiencies, that adversely affect the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

We intend to review the effectiveness of our internal controls and procedures and make any changes management determines appropriate, including to achieve compliance with Section 404 of the Sarbanes-Oxley Act by the date on which we are required to so comply. However, any significant deficiencies in our control systems may affect our ability to comply with SEC reporting requirements and NASDAQ Global Market listing standards or cause our financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, as well as subject us to civil or criminal investigations and penalties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include, the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	the cyclical nature of the steel industry and the industries we serve;

•	the availability and cost of scrap, other raw materials and energy;

•	the level of global demand for steel;

•	the level of imports of steel into the United States;

•	excess global steel capacity and the availability of competitive substitute materials;

•	intense competition in the steel industry;

•	currency fluctuations;

•	environmental regulations;

•	work stoppages and equipment failures;

•	loss of key personnel; and

•	other factors described in this prospectus. See “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

We estimate that our net proceeds from the offering, will be approximately $96.8 million. We will not receive any of the proceeds from the sale of the shares being sold by H.I.G. Capital. We currently intend to apply the net proceeds as follows:

•	Approximately $89 million of the net proceeds to repurchase the Holdings Notes, at a price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase. $89 million includes interest through January 31, 2007. Interest on the Holdings Notes accrues at approximately $0.9 million per month. The proceeds of the Holdings Notes were used to pay a dividend to our stockholders.

•	Approximately $4.0 million of the net proceeds will be used to pay fees due to H.I.G. Capital LLC, an affiliate of our principal stockholder. Approximately $1.0 million of this fee represents a transaction fee due under the management services agreement between us and H.I.G. Capital LLC, and the remaining $3.0 million represents a fee to terminate our obligation to make payments under the management services agreement following the completion of this offering.

•	The remaining net proceeds will be used for general corporate purposes, including working capital.

The Holdings Notes accrue interest at a rate of 15.0% and mature on October 1, 2010. The proceeds of the Holdings Notes were used to pay a dividend to our stockholders. The Claymont Steel floating rate notes accrue interest at LIBOR plus 7.5% and mature on September 1, 2010. The interest rate for the interest payment on September 1, 2006 was 12.6% and is 13% for the payment due on March 1, 2007. The proceeds of the Claymont Steel floating rate notes were used to repay Claymont Steel indebtedness and to pay a dividend to Holdings which then paid a dividend to its stockholders.

DIVIDEND POLICY

On September 23, 2005, we paid a dividend to our stockholders of approximately $41.4 million from a portion of the proceeds of the Claymont Steel floating rate notes offering. On June 14, 2006, we paid a dividend to our stockholders of approximately $69.6 million from the remainder of the proceeds of the Claymont Steel floating rate notes offering. On July 13, 2006, we paid a dividend to our stockholders of approximately $71.2 million from the proceeds of the Holdings Note offering. Although we have paid cash dividends in the past, we do not currently anticipate paying cash dividends in the foreseeable future. The agreements governing our and our subsidiaries’ existing indebtedness restrict our ability to pay cash dividends. Any future dividend would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the terms of our financing agreements at the time a dividend is considered and other relevant factors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give further effect to our sale of common stock in this offering at an initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us as if each had occurred on that date and the use of proceeds therefrom.

You should read the following table in conjunction with the information set forth under “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the unaudited condensed consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

	At September 30, 2006
	Actual	Adjusted
	(in thousands)
Cash and cash equivalents	$20,821	$24,564

Debt:
Claymont Steel credit agreement	—	—
Claymont Steel floating rate notes	$168,763 (1)	$168,763
Holdings Notes	75,000	—

Total debt	$243,763	$168,763
Common stock, par value $0.001 per share:
20,000,000 shares authorized; 11,316,754 shares issued and outstanding, actual; and 100,000,000 shares authorized; 17,566,754 shares issued and outstanding, pro forma	—	6
Additional paid-in capital	—	96,806
Accumulated deficit	(141,065)	(153,004)

Total stockholders’ deficit	(141,065)	(56,192)

Total capitalization	$102,698	$112,571

(1)	$170.1 million principal amount outstanding net of discount from issuance of $1.3 million at September 30, 2006.

The number of shares of common stock to be outstanding immediately after this offering excludes the following:

•	450,000 shares of common stock authorized for future issuance under our stock incentive plan, including:

•	restricted stock units to be issued to our executive officers and key employees on completion of this offering having an aggregate value, based upon the initial public offering price per share, of $1.6 million; and

•	options to purchase shares of common stock to be issued to our directors, executive officers and key employees upon completion of this offering, with an aggregate exercise price, based on the initial public offering price, of $1.69 million.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.

Our net tangible book value as of September 30, 2006 without giving effect to this offering was negative $156.6 million or $(13.84) per share of common stock. Net tangible book value per share is determined by dividing tangible stockholders’ equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of common stock in this offering at an initial public offering price of $17.00 per share, our adjusted net tangible book value at September 30, 2006 would have been negative $68.4 million or $(3.89) per share. This represents an immediate increase in net tangible book value of $9.95 per share to our existing stockholders and an immediate dilution of $20.89 per share to new stockholders purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$17.00
Net tangible book value per share as of September 30, 2006	(13.84)
Increase in net tangible book value attributable to this offering	9.95

Pro forma net tangible book value per share after this offering		(3.89)

Dilution per share to new investors		$20.89

The following table summarizes as of September 30, 2006 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders(1)	11,316,754	64%	$—	— %	$—

New investors	6,250,000	36%	$106,250,000	100%	$17.00

Total	17,566,754	100%	$106,250,000	100%	$6.05

(1)	The total consideration paid by existing stockholders does not give effect to dividends of $182.1 million paid by us to existing stockholders.

To the extent shares of common stock are issued upon vesting of restricted stock units, there will be further dilution to new investors. In addition, if options are issued having an exercise price that is less than the offering price in this offering, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and operating data. The unaudited statement of operations data for the thirty-nine weeks ended October 1, 2005 and September 30, 2006 and the balance sheet data as of September 30, 2006 are derived from and should be read together with the unaudited consolidated financial statements of Claymont Steel and Holdings and the accompanying notes, included elsewhere in this prospectus. The statement of operations data and balance sheet data as of December 31, 2005 and 2004 and for each of the two years ended December 31, 2003 and 2004 and for the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 are derived from, and should be read together with, the audited consolidated financial statements of Claymont Steel and Holdings and the accompanying notes, included elsewhere in this prospectus. The statement of operations data and balance sheet data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 are derived from Claymont Steel’s audited financial statements not included in this prospectus. The period from June 10, 2005 to December 31, 2005 is impacted by the purchase price allocation as a result of the Acquisition. Data for periods prior to June 10, 2005 is related to Claymont Steel prior to the Acquisition. All of the selected historical consolidated financial and operating data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and Holdings’ and Claymont Steel’s consolidated financial statements and the accompanying notes and other information, included elsewhere in this prospectus.

	Year Ended December 31,								Jan. 1 to June 9	June 10 to Dec. 31		June 10 to October 1, 2005		Thirty-Nine Weeks Ended September 30, 2006
	2001(1)		2002(1)		2003(1)		2004(1)		2005(1)	2005(2)
	(dollars in thousands, except per ton numbers and per share numbers)
Statement of Operations Data:
Sales	$102,553		$101,736		$108,510		$239,556		$128,687	$149,683		$75,316		$247,706
Cost of sales	96,853		96,738		109,075		167,029		78,762	114,136		62,941		169,391

Gross profit	5,700		4,998		(565)		72,527		49,925	35,547		12,375		78,315
Selling, general and administrative expenses	5,978		6,353		5,579		8,303		2,535	8,041		4,671		12,930

Income (loss) from operations	(278)		(1,355)		(6,144)		64,224		47,390	27,506		7,704		65,385
Interest income	34		6		3		47		228	968		191		1,909
Other non-operating income (expense)	(16)		6		146		147		—	101		101		139
Interest expense	(1,149)		(854)		(900)		(568)		—	(11,632)		(5,868)		(20,039)

Income (loss) before income taxes	(1,409)		(2,197)		(6,895)		63,850		47,618	16,943		2,128		47,394

Income tax benefit (expense)	457		763		147		(21,881)		(17,583)	(6,058)		(822)		(17,782)

Net income (loss)	$(952)		$(1,434)		$(6,748)		$41,969		$30,035	$10,885		$1,306		$29,612

Net income (loss) per share—basic	$(2,517	)(3)	$(2,359	)(3)	$(7,484	)(3)	$41,081	(3)	$30,035	$0.97	(4)	$0.12	(4)	$2.63	(4)
Net income (loss) per share—diluted	$(2,517	)(3)	$(2,359	)(3)	$(7,484	)(3)	$41,081	(3)	$30,035	$0.96	(4)	$0.12	(4)	$2.62	(4)
Weighted average common shares outstanding—
basic	1,000		1,000		1,000		1,000		1,000	11,241,303		11,241,303		11,248,638
diluted	1,000		1,000		1,000		1,000		1,000	11,316,754		11,316,754		11,316,754
Other Financial and Operating Data:
Tons shipped	296,839		285,675		290,777		343,758		148,309	188,440		96,208		294,405
Sales per ton(5)	$345		$356		$373		$697		$868	$794		$783		$832
Capital expenditures	$3,071		$2,896		$1,572		$1,638		$416	$5,926		$926		$8,772
Cash dividends declared:
per common share	$—		$—		$—		$—		$—	$3.66	(4)	$3.66	(4)	$12.51	(4)
per preferred share	$—		$—		$—		$18,534		$—	$—		$—		$—

(1)	Predecessor company.
(2)	Successor company.
(3)	As restated—see Note 17 to the audited consolidated financial statements included elsewhere in this prospectus.
(4)	Basic and diluted earnings and cash dividends declared for the successor company have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation have been adjusted to reflect the 11.241303 for 1 stock split that occurred on December 5, 2006.
(5)	Sales per ton for the thirty-nine weeks ended September 30, 2006 exclude toll processing sales of $2.8 million for 11,927 tons rolled.

	December 31,					September 30, 2006(2)
	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$707	$746	$523	$4,177	$2,619	$20,821
Investment securities	—	—	—	—	68,317	$—
Net property, plant, and equipment	36,166	33,962	30,631	27,012	14,615	21,954
Total assets	70,555	74,363	67,455	102,285	176,971	140,527
Total debt	14,011	17,382	19,911	—	170,452	243,763
Total stockholder’s equity (deficit)	43,153	41,040	34,308	76,240	(30,214)	(141,065)

(1)	Predecessor company.
(2)	Successor company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ for various reasons, including those described in “Forward-Looking Statements” and in “Risk Factors.”

Overview

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom discrete steel plate in the United States and Canada. As a provider of custom discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiates us not only from commodity steel plate manufacturers but also our competition in the custom discrete plate market. To leverage our production capabilities, our knowledgeable sales force collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery.

The Acquisition

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we acquired Claymont Steel. Pursuant to the stock purchase agreement, our wholly-owned subsidiary, H.I.G. SteelCo, Inc., purchased all of the outstanding capital stock of Claymont Steel from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into Claymont Steel. Following this merger, we became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

Key Components of Results of Operations

Sales.  We derive our sales from the production and sale of steel plate to service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. Pricing is generally based upon the overall market – which is a function of customer demand and available capacity – and scrap metal costs. We follow the standard industry practice of including a scrap surcharge in our pricing based on the then current cost of scrap metal.

Cost of sales.  We classify, in cost of sales, the underlying scrap metal, alloy and flux costs, as well as inbound freight charges. The cost of scrap, alloy and flux represents approximately one-half of total cost of sales. Also included in cost of sales is labor expense for the melt shop, plate mill, maintenance departments and shipping department and the related indirect costs. In addition, energy costs for melting scrap and rolling plate, depreciation expense associated with property, buildings and equipment used in the manufacturing process and facilities expense are included in cost of sales.

Selling, general and administrative expenses.  Selling, general and administrative expenses include sales and marketing expenses, accounting expenses, human resources, information technology, executive officers’ compensation and administrative salaries, customer service, general insurance, legal, and professional services and costs not directly associated with the melting and rolling of plate or the delivery costs of our products.

Inventories.  Our inventories include labor, material and overhead costs which are stated at the lower of cost or market using the first-in first-out method of accounting. Inventories are comprised of raw materials, work-in-process, finished goods, spare-parts and manufacturing supplies.

Raw material inventory includes the materials consumed by the melt shop to produce steel slabs: scrap steel; alloy and flux. Scrap steel accounts for 70 to 80% of our raw material inventory and is purchased from local scrap dealers and kept in our scrap yard. We typically maintain a 10 to 20 day supply of scrap inventory to support the melt shop and, as available, take advantage of price discounts to purchase larger quantities. We maintain a 15 to 30 day supply of alloy and flux which are also used in the melting process.

Work-in-process inventory is composed of steel slabs of varying sizes and metallurgical grades. The majority of slabs are produced internally by our melt shop. We also purchase slabs from other suppliers in order to supplement our production and, as available, to take advantage of favorable pricing. We typically maintain a 15 to 30 day supply of slabs for use in our plate mill.

Finished goods inventory is composed of rolled steel plate, and a small number of seconds, produced by our plate mill and awaiting shipment to customers. We roll steel plate to fill specific customer orders, so the quantity of finished goods inventory is typically small, accounting for 15 to 30 days of sales.

Spare-parts inventory includes replacement parts for machinery and equipment in the melt shop and the plate mill. Parts include motors, coils, bearings, rolls, gearing, crane parts and electrical switchgear. These items typically cost in excess of $25,000. We maintain sufficient spare parts to limit downtime when equipment fails as well as to support preventative maintenance programs.

Manufacturing supplies include items directly consumed in the production of slabs by the melt shop like refractories, electrodes, stirring lances and various types of probes. We maintain sufficient inventory to support melt shop operations. Manufacturing supplies also include store room supplies used by our various operations departments including safety gear, electrical and mechanical supplies and crane supplies.

Results of Operations

Thirty-Nine Weeks Ended September 30, 2006 compared to the Pro Forma Thirty-Nine Weeks Ended October 1, 2005

The following presents an overview of our results of operations for the period from January 1, 2006 to September 30, 2006 compared to the pro forma results of operations for the period from January 1, 2005 to October 1, 2005. The pro forma statement was used for 2005 because the thirty-nine week period ended October 1, 2005 included results for both the predecessor and successor companies. We compared the actual 2006 results to the pro forma results before material nonrecurring charges or indebtedness incurred in the transactions entered into in connection with the Acquisition. The pro forma income statement is not in compliance with GAAP as the predecessor and successor companies are separate accounting entities and use different basis for their assets. For more detailed information, see “Unaudited Pro Forma Financial Data” beginning on page P-1.

	Pro Forma		Successor
	Thirty-Nine Weeks Ended October 1, 2005		Thirty-Nine Weeks Ended September 30, 2006
	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$204,003	100.0%	$247,706	100.0%
Cost of sales	126,511	62.0%	169,391	68.4%

Gross profit	77,492	38.0%	78,315	31.6%
Selling, general and administrative expenses	6,580	3.2%	12,930	5.2%

Income from operations	70,912	34.8%	65,385	26.4%
Interest income	239	0.1%	1,909	0.8%
Other non-operating income	101	0.1%	139	0.1%
Interest expense	(19,666)	(9.7)%	(20,039)	(8.2)%

Income before income taxes	51,586	25.3%	47,394	19.1%
Income tax expense	19,067	9.4%	17,782	7.2%

Net income	$32,519	15.9%	$29,612	11.9%

Sales.    Sales for the thirty-nine weeks ended September 30, 2006 increased 21% to $247.7 million, compared with $204.0 million in the thirty-nine weeks ended October 1, 2005. The increase was due to a 20% increase in tons shipped partially offset by a 0.3% decrease in average selling price. We shipped 294,405 tons to customers in the thirty-nine weeks ended September 30, 2006 and 244,517 tons in the thirty-nine weeks ended October 1, 2005. Average selling price was $834 per ton in the thirty-nine weeks ended October 1, 2005 and declined to $832 per ton in the thirty-nine weeks ended September 30, 2006.

Cost of Sales.    Cost of sales for the thirty-nine weeks ended September 30, 2006 increased 34% to $169.4 million, compared with $126.5 million for the thirty-nine weeks ended October 1, 2005. The increase was primarily related to higher volume as cost of goods sold per ton increased 11% from $517 per ton in the thirty-nine weeks ended October 1, 2005 to $574 per ton in the thirty-nine weeks ended September 30, 2006. This increase of $57 per ton was primarily related to a $22 per shipped ton increase in scrap costs, from $208 per ton in the thirty-nine weeks ended October 1, 2005 to $231 per ton in the thirty-nine weeks ended September 30, 2006, and a $25 per shipped ton increase in supplies, parts, and outside services, from $76 per ton in the thirty-nine weeks ended October 1, 2005 to $101 per ton in the thirty-nine weeks ended September 30, 2006.

Raw material scrap prices increased from an average of $168 per ton for the thirty-nine weeks ended October 1, 2005 to $200 per ton for the thirty-nine weeks ended September 30, 2006. Scrap prices are expected to remain stable in the fourth quarter. Parts, supplies and outside services increased from $76 per shipped ton for the thirty-nine week period ended October 1, 2005 to $101 per shipped ton in the thirty-nine week period ended September 30, 2006 primarily as a result of the Company conducting regular maintenance in the melt shop and plate mill that was deferred prior to the Acquisition, including a $2.3 million charge ($8 per shipped ton) from a planned two week shut down of the plate mill in March 2006. Regular maintenance includes cleaning scrap pits and roller tables and replacing motors and switches.

Gross Margin.    Gross margin decreased from 38.0% in the thirty-nine weeks ended October 1, 2005 to 31.6% in the thirty-nine weeks ended September 30, 2006. The decline was primarily caused by the higher cost of goods sold from increased scrap costs and parts, supplies and outside services expenses.

Selling, General & Administrative Expenses.    Selling, general and administrative expenses increased $6.4 million in the thirty-nine weeks ended September 30, 2006 to $12.9 million, compared to $6.6 million for the thirty-nine weeks ended October 1, 2005. The increase related to a number of one-time costs, including: $2.0 million charge for the settlement of the Acquisition-related CITIC litigation; $0.6 million from the write-off of the trade name related to the name change; $0.4 million charge for our Chief Executive Officer’s restricted stock and bonus; and $0.7 million of transaction-related fees. The increase was also related to an increase in administrative headcount, which increased from approximately 32 employees in July 2005 to 46 employees in September 2006 as the Company grew shipments by 20% and added capacity. This increase included the addition of 6 employees in the sales department. The headcount increase led to a $1.3 million increase in compensation, benefits and sales commissions for the thirty-nine weeks ended September 30, 2006.

Interest Expense.    Interest expense for the thirty-nine weeks ended September 30, 2006 was $20.0 million compared to $19.7 million for the thirty-nine weeks ended October 1, 2005. Interest expense was incurred from the Claymont Steel floating rate notes issued in August 2005 (the proceeds of which were used to repay the Acquisition debt), the Holdings Notes issued in July 2006 and amortization of deferred financing fees. Interest expense on the debt totaled $18.2 million and non-cash amortization of deferred financing fees and amortization of the bond discount totaled $1.8 million. Interest income for the thirty-nine weeks ended September 30, 2006 was $1.9 million earned on overnight deposits of cash balances.

Income Tax Expense.    Income tax expense totaled $17.8 million for the thirty-nine weeks ended September 30, 2006, a 38% tax rate, and $19.1 million for the thirty-nine weeks ended October 1, 2005, a 37% tax rate. Claymont Steel’s statutory tax rate is approximately 37%.

Net Income.    Net income in the thirty-nine weeks ended September 30, 2006 was $29.6 million compared to $32.5 million in the thirty-nine weeks ended October 1, 2005.

Results of Predecessor Company for the period from January 1, 2005 to June 9, 2005

Sales.  Sales were $128.7 million for the period with shipments of 148,309 tons and an average selling price of $868 per ton.

Cost of Sales.  Cost of sales was $78.8 million or $531 per ton. Cost of sales increased from $486 per ton in 2004 primarily due to a significant increase in energy costs. Energy costs rose from $63 per ton in 2004 to $105 per ton in 2005.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $2.5 million for the period.

Results of Successor Company for the period from June 10, 2005 to December 31, 2005

Sales.  Sales were $149.7 million for the period with shipments of 188,440 tons and an average selling price of $794 per ton.

Cost of Sales.  Cost of sales was $114.1 million or $606 per ton. Cost of sales increased from $486 per ton in 2004 primarily due to a significant increase in energy costs. Energy costs rose from $63 per ton in 2004 to $105 per ton in 2005.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $8.0 million for the period and included a $1.5 million transaction fee related to the Acquisition.

Pro Forma—Year Ended December 31, 2005

The following presents an overview of our pro forma results for the year ended December 31, 2005, which includes results for both the predecessor and successor companies. The pro forma income statement is not in compliance with GAAP as the predecessor and successor companies are separate accounting entities and use different bases for their assets. Pro forma results do not include material nonrecurring charges or indebtedness incurred in the transactions entered into in connection with the Acquisition. For more detailed information, see “Unaudited Pro Forma Financial Data.” The aggregate purchase price of the Acquisition was $105.5 million, which was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. Intangible assets were valued at $7.6 million, of which $0.6 million was assigned to the trade name, which is not subject to amortization. The remaining $7.0 million of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets. Intangible asset amortization is expected to total $1.4 million per year in 2006 through June 30, 2010.

	Pro Forma
	Year Ended Dec. 31, 2005
	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$278,370	100.0%
Cost of sales	177,706	63.8

Gross profit	100,664	36.2
Selling, general and administrative expenses	9,950	3.6

Income from operations	90,714	32.6
Interest income	243	0.1
Other non-operating income	101	0.0
Interest expense	(25,430)	(9.1)

Income before income taxes	65,628	23.6
Income tax expense	(24,025)	8.6

Net income	$41,603	15.0%

Sales.  Sales were $278.4 million for the year ended December 31, 2005 with shipments of 336,749 tons and an average selling price of $827 per ton. Average selling price per ton increased from $697 per ton in 2004 to $827 per ton in 2005. Selling prices increased significantly through 2004, from an average of $481 per ton in the first quarter to $809 per ton in the fourth quarter, as customer demand increased and scrap and energy costs rose. Selling prices remained relatively stable from the fourth quarter of 2004 through the second quarter of 2005 and then declined to $773 per ton in the third quarter. Prices began to rise again and averaged $806 in the fourth quarter of 2005.

Cost of Sales.  Cost of sales was $177.7 million or $528 per ton for the year ended December 31, 2005. Cost of sales per ton increased 9% from $486 per ton in 2004 primarily due to a 60% increase in energy costs per ton. Energy costs rose from $63 per ton in 2004 to $105 per ton in 2005. Energy costs are largely comprised of electricity used in the melt shop. Electricity rates increased significantly in 2004, from $0.037 per KWH in January to $0.060 in December. Rates declined somewhat at the beginning of 2005 until July when rates dramatically increased, reaching $0.100 in December 2005. Rates declined in 2006 to $0.063 in February 2006. Although scrap costs varied during 2004 and 2005 the average cost per ton produced was virtually identical in both years.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $10.0 million for the year ended December 31, 2005. The increase in 2005 primarily resulted from increased amortization expense of $714,000 related to intangible assets recorded from the Acquisition.

Interest Income.  Interest income totaled $0.2 million for the year ended December 31, 2005 as a result of interest earned on the Company’s overnight money market accounts.

Interest Expense.  Interest expense for the year ended December 31, 2005 totaled $25.4 million, including interest expense on the Claymont Steel floating rate notes and amortization of deferred financing fees.

Income Tax Expense.  Income tax expense for the year ended December 31, 2005 totaled $24.0 million, a tax rate of 36.6%. Our statutory tax rate is approximately 37%.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

The following presents an overview of results of operations of the predecessor company for the years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2003		2004
	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$108,510	100.0%	$239,556	100.0%
Cost of sales	109,075	100.5	167,029	69.7

Gross (loss) profit	(565)	(0.5)	72,527	30.3
Selling, general and administrative expenses	5,579	5.1	8,303	3.5

Income (loss) from operations	(6,144)	(5.6)	64,224	26.8
Interest income	3	0.0	47	0.0
Other non-operating income	146	0.1	147	0.1
Interest expense	(900)	(0.8)	(568)	(0.2)

Income (loss) before income taxes	(6,895)	(6.3)	63,850	26.7
Income tax benefit (expense)	147	0.1	(21,881)	(9.1)

Net income (loss)	$(6,748)	(6.2)%	$41,969	17.6%

Sales.  Sales increased $131.0 million or 120.8%, for the year ended December 31, 2004 over the year ended December 31, 2003 primarily as a result of a $324 per ton, or 86.7%, increase in average selling price and an increase of 52,981 tons, or 18.2%, in products sold. The increase in average selling price was aided by an average $90 per ton raw material surcharge. To satisfy increased demand and capitalize on attractive pricing, management implemented several operational enhancements that increased production from 290,777 tons to 343,758 tons.

Cost of Sales.  Cost of sales increased $58.0 million, or 53.1%, for the year ended December 31, 2004 over the year ended December 31, 2003 primarily as a result of a $75 per ton, or 69%, increase in the average price of scrap metal and a 52,981 ton, or 18.2%, increase in products sold. Operating yields remained approximately the same between the two periods. Direct and indirect employee headcount remained stable between the periods. Gross margin improved from a negative 0.5% in 2003 to a positive 30% in 2004 primarily as a result of the implementation of the scrap surcharge added to selling prices beginning in January 2004. The surcharge added $31 million to sales in calendar 2004. The surcharge was implemented in the industry and accepted by customers in early 2004 as a result of: significantly rising scrap costs, growing from $94 per ton in January 2003 to $167 per ton in January 2004; several years of diminished industry profits and the closure of four domestic plate mills, which reduced production capacity. Gross margin also increased in 2004 as a result of melt shop and plate mill yield improvements, significant headcount reductions and quality improvement programs, which lowered customer rejections below 0.5%. The negative gross margin in 2003 was largely caused by the increase in scrap metal costs and the inability to pass along the increased cost to customers in 2003.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by $2.7 million, or 48.8%, for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of bad debt expense of $0.8 million related primarily to a single customer bankruptcy, a $0.5 million charge for loss on disposal of fixed assets, a $0.6 million management fee paid to the parent company related to 2004 and previous periods and a $0.3 million reserve for potential state tax liability.

Interest Income.  Interest income increased $0.04 million for the year ended December 31, 2004 over the year ended December 31, 2003. In addition, we received interest income of approximately $50,000 in 2004 on our overnight money market account.

Other Income.  Other income of $0.1 million and $0.1 million was recorded in 2004 and 2003, respectively, for the gain on the sale of capital stock received by us in satisfaction of an obligation.

Interest Expense.  Interest expense decreased by $0.3 million, or 36.9%, for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of a 48% decline in average debt outstanding.

Income Tax Expense.  Income tax expense increased by $22.0 million for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of a $70.7 million increase in pre-tax income. Tax expense was calculated at 34% of 2004 pre-tax income.

Liquidity and Capital Resources

Holdings is a holding company and conducts all of its operations through its subsidiaries. Accordingly, Holdings depends on its subsidiaries for dividends and other payments to generate the funds necessary to meet its financial obligations. The earnings from, or other available assets of, Holdings’ subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Holdings to repay its indebtedness or to pay any dividends on its common stock.

Our ongoing working capital requirements are largely driven by our level of accounts receivable and inventory and our capital expenditures. Ongoing accounts receivable balances will be determined by future sales and customer payment terms. Customer payment terms are expected to remain at the current level of 30 to 45 days with certain customers given a small discount for more rapid payment. Inventory balances will largely be determined by levels of scrap and purchased slab inventory. We carefully control our scrap purchases in order to match inventory levels to production requirements and may, from time to time, take advantage of opportunities to purchase excess scrap at advantageous pricing. Likewise, we attempt to match slab purchases to production requirements. Slab purchases typically require long lead times, and we may also purchase excess slab inventory at advantageous pricing.

At September 30, 2006, Claymont Steel’s liquidity consisted of cash and funds available under the $20.0 million Claymont Steel credit agreement totaling approximately $40.3 million. Net working capital at September 30, 2006 decreased $45.9 million to $65.6 million from $111.5 million at December 31, 2005 primarily due to the redemption of $68.3 million of investment securities used to pay the $69.6 million cash dividend paid to stockholders in June 2006. In addition, a $71.2 million cash dividend was paid to stockholders in July 2006 from the proceeds of the issuance of the Holdings Notes. The Company’s current ratio was 2.8 at September 30, 2006 and 4.1 at December 31, 2005. The percentage of long-term debt to total capital was 237% at September 30, 2006 and 122% at December 31, 2005. We believe the funds provided by operations, together with borrowings under the Claymont Steel credit agreement will be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next twelve months.

Cash Flows

Operating Activities. Net cash flows provided by operating activities were $30.3 million for the thirty-nine weeks ended September 30, 2006, $29.3 million for the period of June 10, 2005 to December 31, 2005, $11.5 million for the period from June 10 to October 1, 2005, $36.5 million for the period from January 1 to June 9, 2005, and $24.9 million for fiscal 2004, and net cash used by operating activities was $0.3 million in fiscal 2003.

During the thirty-nine weeks ended September 30, 2006 net income adjusted for non-cash items provided $34.5 million in cash from operating activities, and growth in inventory to support accelerating sales used $6.6 million of cash. This increase was partially offset by $5.4 million increase in accounts payable primarily related to raw material purchases. Also, a decline in accounts receivable generated $2.7 million of cash as the Company improved days-sales outstanding from 48 days at the beginning of the period to 40 days at the end of the period. Further, the Company used $6.2 million in cash to settle the CITIC litigation regarding the working capital adjustment in connection with the Acquisition. $4.3 million of the CITIC settlement was applied to the due to seller liability and $1.9 million was charged to operating expense.

During the period from June 10 to December 31, 2005, net income adjusted for non-cash items provided $11.3 million in cash from operating activities and growth in accounts receivable used $8.8 million of cash. The growth in accounts receivable was caused by an increase in days-sales-outstanding, from 36 days at the beginning of the period to 48 days at the end of the period, as certain large customers were granted longer payment terms. Inventories declined $9.9 million as the non-cash purchase accounting inventory write-up of $14.0 million, made at the time of the Acquisition, was expensed. Accounts payable grew $8.4 million as a result of negotiating extended terms with our vendors.

During the period from June 10 to October 1, 2005, net income adjusted for non-cash items generated $0.1 million in cash from operating activities. A decline in accounts receivable and inventories generated $2.1 million and $7.3 million of cash, respectively. Inventory would have increased $6.7 million without the $14.0 million non-cash purchase accounting inventory write-up. An accounts payable increase generated $8.4 million of cash largely related to the purchase of raw material inventory.

During the period from January 1 to June 9, 2005, net income adjusted for non-cash items provided $32.0 million in cash from operating activities. Inventories declined $5.3 million as a result of a decline in average scrap price from $204 per ton at the beginning of the period to $150 per ton at the end of the period.

Net cash provided by operations increased by $25.3 million from fiscal 2003 to fiscal 2004 as a result of an increase of $53.1 million in net income adjusted for non-cash items. Accounts receivable and inventories increased $18.5 million and $14.6 million in fiscal 2004, respectively, as a result of a 121% increase in net sales which was the result of an 18% increase in shipped tons and a $324 per ton increase in average selling price (including a $90 per ton average raw material surcharge).

Investing Activities. Cash flows provided by investing activities were $59.5 million for the thirty-nine weeks ended September 30, 2006. Cash flows used in investing activities were $175.1 million for the period of June 10, 2005 to December 31, 2005, $101.8 million for the period from June 10 to October 1, 2005, $0.4 million for the period from January 1 to June 9, 2005, $1.4 million in fiscal 2004 and $1.5 million in fiscal 2003.

During the thirty-nine weeks ended September 30, 2006, we redeemed investment securities, net of purchases, of $68.3 million, which was used to pay a dividend to our stockholders. We spent $8.8 million on capital expenditures during this period. Major capital projects in this period included completing the upgrade to the plate mill electrical drive system, enhancing the plate mill reheat furnace, replacing the 2 hi motor in the plate mill and renovating office space.

During the period from June 10 to December 31, 2005, we used $100.8 million of cash to acquire Claymont Steel, purchased $68.3 million of investment securities, net of redemptions, from the proceeds of the Claymont Steel floating rate notes issuance and spent $5.9 million on capital expenditures. Major capital projects in this period included upgrading the plate mill electrical drive system, purchasing a second ladle for the melt shop, enhancing the cooling tower and adding a bag room. These projects enhanced the efficiency and reliability of the plate mill and the melt shop.

During the period from January 1 to June 9, 2005, we spent $0.4 million on capital expenditures, essentially deferring all major projects until after the Acquisition.

During the period from June 10 to October 1, 2005, we used $100.8 million of cash to acquire Claymont Steel and spent $0.9 million on capital expenditures.

During fiscal 2003 and 2004, we spent $1.6 million and $1.6 million, respectively, on capital expenditures, which amount was sufficient to maintain the facilities, but it did not provide expansion capacity.

Financing Activities. Cash flows used in financing activities were $71.6 million for the thirty-nine weeks ended September 30, 2006. Cash flows provided by financing activities were $117.4 million for the period from June 10, 2005 to December 31, 2005 and $127.0 million for the period from June 10 to October 1, 2005. Cash flows used in financing activities were $9.3 million for the period from January 1 to June 9, 2005 and $19.9 million in fiscal 2004. Cash flows provided by financing activities were $1.6 million in fiscal 2003.

During the thirty-nine weeks ended September 30, 2006, we paid cash dividends to our stockholders of approximately $140.7 million from the proceeds of the Claymont Steel floating rate notes offering and the Holdings Notes offering, repaid $1.9 million of the Claymont Steel floating rate notes as required pursuant to an excess cash flow covenant in the indenture governing the floating rate notes and incurred $4.2 million of deferred financing fees related to the issuance of the floating rate notes and the Holdings Notes.

During the period of June 10 to December 31, 2005, the floating rate notes were issued for cash proceeds of $170.5 million, and we paid a dividend of $41.1 million to our stockholders and incurred deferred financing costs related to the notes and the original Acquisition debt of $12.0 million.

During the period of June 10 to October 1, 2005, we borrowed the following amounts to fund the Acquisition: $40.0 million under the revolving credit facility; $15.0 million under a Term A loan; and, $25.3 million under senior secured notes. This original Acquisition debt was repaid in August 2005 from the proceeds of the Claymont Steel floating rate notes issuance. Also during this period, we repaid $31.7 million of the revolving credit facility and incurred $10.5 million of deferred financing fees.

During the period of January 1 to June 9, 2005, we paid a $9.3 million dividend on the preferred stock.

During fiscal 2004, we repaid our line of credit of $16.5 million and the note payable of $3.4 million to our former parent from cash provided by operating activities. During fiscal 2003, we repaid $0.9 million under our line of credit and borrowed $2.5 million from our parent to fund operating activities.

Capital Expenditures

Capital expenditures were $8.8 million in the thirty-nine weeks ended September 30, 2006, compared to $5.9 million in the period of June 10 to December 31, 2005. We are undertaking a number of deferred capital projects including capacity enhancement and efficiency improvement projects. Capital expenditures are projected to be approximately $12.0 million in 2006 and approximately $10.0 million in 2007. The planned capital expenditures for 2006 and 2007 are a result of our initiatives to increase plant capacity and to reduce operating costs.

Indebtedness

15% Senior Secured Pay-In-Kind Notes due 2010. On July 6, 2006, we issued $75.0 million aggregate principal amount of Senior Secured Pay-In-Kind Notes due 2010. The Holdings Notes are senior secured obligations of Holdings secured by substantially all of Holdings’ assets. Pursuant to an intercreditor agreement, the security interest in Holdings’ assets is subordinated to a lien thereon that secures Holdings’ guarantee of Claymont Steel’s revolving credit facility. Interest on the Holdings Notes accrues at an annual rate of 15%. Interest is payable semiannually in arrears on April 1 and October 1 commencing on April 1, 2007. Holdings may, for the first two interest payment dates only (April 1 and October 1, 2007), in lieu of cash, pay interest by the issuance of additional 15% Senior Secured Pay-In-Kind Notes due 2010 having an aggregate principal amount equal to the amount of interest due and payable. The Holdings Notes will mature on October 1, 2010.

Holdings has the right, at any time, to redeem all or some of the Holdings Notes at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, to the date of redemption. Upon a change in control, each holder has the right to require Holdings to repurchase such holder’s notes at a purchase price in cash equal to 110% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase.

After this offering of common stock, each holder of Holdings Notes will have the right to require us to repurchase all or any part of its notes at an offer price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The indenture governing the Holdings Notes also includes an excess cash flow covenant that requires Holdings (subject to certain limitations) to offer to repurchase a portion of the Holdings Notes at 102% of principal plus accrued interest up to a maximum of 75% of Holdings’ excess cash flow, as defined, starting with the year ended January 1, 2008.

The indenture governing the Holdings Notes imposes certain restrictions that limit the ability of Holdings and its restricted subsidiaries to, among other things: incur debt; restrict dividend or other payments from its subsidiaries; issue and sell capital stock of its subsidiaries; engage in transactions with affiliates; create liens on its assets to secure indebtedness; transfer or sell assets; and consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries. The indenture governing the Holdings Notes also contains certain events of default, including, but not limited to:

•	non-payment of interest and additional interest;

•	non-payment of principal or premium;

•	violations of certain covenants;

•	non-payment of certain judgments

•	certain bankruptcy-related events;

•	invalidity of any collateral agreements; and

•	invalidity of any guarantee.

The foregoing summary of certain terms of the Holdings Notes is qualified in its entirety by reference to the complete terms contained in the indenture governing the Holdings Notes. We are in compliance with the covenants in this indenture as of September 30, 2006.

Senior Secured Floating Rate Notes due 2010. In August 2005, Claymont Steel issued $172.0 million of the Claymont Steel floating rate notes. As of September 30, 2006, the aggregate principal amount of Claymont Steel floating rate notes outstanding was $170.1 million. The Claymont Steel floating rate notes are senior secured obligations of Claymont Steel and rank senior in right of payment to all of Claymont Steel’s subordinated indebtedness and pari passu in right of payment with all of Claymont Steel’s existing and future senior indebtedness. Pursuant to an intercreditor agreement interest on the Claymont Steel floating rate notes accrues at a floating rate per annum equal to six month LIBOR plus a margin of 7.5%. Interest is payable semiannually in arrears on September 1 and March 1. Interest on overdue principal is payable at 1% in excess of the above rate. The Claymont Steel floating rate notes will mature on September 1, 2010.

Claymont Steel may, at its option, redeem all or some of the Claymont Steel floating rate notes at the following redemption prices:

For the period below:	Percentage
On or after September 1, 2006	103.0%
On or after September 1, 2007	102.0%
On or after September 1, 2008	101.0%
On or after September 1, 2009	100.0%

Upon a change in control, each holder has the right to require Claymont Steel to repurchase such holder’s Claymont Steel floating rate notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. The indenture governing the Claymont Steel floating rate notes also includes an excess cash flow covenant that requires Claymont Steel, after the end of each fiscal year, to offer to repurchase a portion of the Claymont Steel floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. On May 3, 2006, pursuant to the excess cash flow covenant, Claymont Steel redeemed $1.9 million of the Claymont Steel floating rate notes.

The indenture governing the Claymont Steel floating rate notes imposes certain restrictions that limit the ability of Claymont Steel and its restricted subsidiaries to, among other things: incur debt; restrict dividend or other payments from its subsidiaries; issue and sell capital stock of its subsidiaries; engage in transactions with affiliates; create liens on its assets to secure indebtedness; transfer or sell assets; and consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries. For example, the Claymont Steel floating rate notes contain a restricted payment covenant, which among other things, restricts Claymont Steel’s ability to pay dividends on its capital stock until after September 1, 2007.

The indenture governing the Claymont Steel floating rate notes also contains certain events of default, including, but not limited to:

•	non-payment of interest and additional interest;

•	non-payment of principal or premium;

•	violations of certain covenants;

•	non-payment of certain judgments

•	certain bankruptcy-related events;

•	invalidity of any collateral agreements; and

•	invalidity of any guarantee.

The foregoing summary of certain terms of the Claymont Steel floating rate notes is qualified in its entirety by reference to the complete terms contained in the indenture governing the Claymont Steel floating rate notes. Claymont Steel is in compliance with the covenants in this indenture as of September 30, 2006.

Credit Agreement. In August 2005, Claymont Steel entered into a $20 million senior secured revolving credit facility. The Claymont Steel credit agreement is secured by a first priority perfected security interest in existing and future accounts receivable, inventories, and other associated working capital assets and by a security interest in our real property and other tangible and intangible assets, which security interest in real property and other tangible and intangible assets is subordinated to the lien thereon that secures the Claymont Steel floating rate notes and guarantees in respect thereof; however, pursuant to the intercreditor agreement entered into by and among the administrative agent, the trustee, the collateral agent and Holdings in respect of the Holdings Notes, the security interest on the assets of Holdings that secures the Holdings Notes is contractually subordinated to the liens thereon that secures its guarantee in respect of the Claymont Steel credit agreement. The Claymont Steel credit agreement matures on August 25, 2008.

Interest accrues on amounts outstanding under the Claymont Steel credit agreement at floating rates equal to either the prime rate of interest in effect from time to time (plus .25% in certain circumstances) or LIBOR plus 1.75% to 2.50% based on the amount of availability under the Claymont Steel credit agreement. The Claymont Steel credit agreement contains certain customary fees, including servicing fees, unused facility fees and pre-payment fees.

The Claymont Steel credit agreement contains customary covenants that restrict its ability to, among other things:

•	declare dividends;

•	prepay, redeem or purchase debt;

•	incur liens;

•	make loans and investments;

•	make capital expenditures;

•	incur additional indebtedness;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	engage in businesses that are not related to our business.

The Claymont Steel credit agreement also includes financial covenants that, among others, require us to meet minimum levels of EBITDA (as defined in the Claymont Steel credit agreement) and maintain specified financial coverage ratios.

The Claymont Steel credit agreement contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements.

Claymont Steel is in compliance with the covenants in this credit agreement as of September 30, 2006.

Contractual Obligations

The following is a summary of our significant contractual obligations by year as of September 30, 2006.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Pension obligations(1)	N/A	$—	N/A	N/A	N/A
Operating lease obligations	$978	337	$422	$219	$—
Service agreement(2)	2,500	323	645	645	887
Letters of credit	550	550	—	—	—
Management agreement	5,906	675	1,350	1,350	2,531
Claymont Steel credit agreement and related interest(3)	192	100	92	—	—
Claymont Steel floating rate notes and related interest(4)	256,724	22,114	44,229	190,381	—
Claymont Steel Holdings pay-in-kind notes(5)	120,000	11,250	22,500	86,250	—

	$386,850	$35,349	$69,237	$278,845	$3,418

(1)	With the exception of 2006, which is $ 0, we are not able to reasonably estimate future obligations.
(2)	Service agreement relates to a contract with a third party for the scarfing of slabs.
(3)	Unused commitment fee on the Claymont Steel credit agreement, calculated at 0.5% multiplied by the $20.0 million commitment.
(4)	Interest on the Claymont Steel floating rate notes, calculated using 6-month LIBOR plus 7.5%, or 13.0%.
(5)	We have the option to pay interest on the Holdings Notes in cash or by issuing additional notes through October 1, 2007. This table assumes that interest is paid in cash. This table does not give effect to the application of the net proceeds of this offering.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to market risk in the form of interest rate risk relating to the Claymont Steel floating rate notes and borrowings under the Claymont Steel credit agreement. The Claymont Steel floating rate notes accrue interest at a rate equal to LIBOR plus 7.5% per annum. Revolving credit loans under the Claymont Steel credit agreement accrue interest at floating rates equal to the prime rate of interest or LIBOR plus 1.75%, as applicable per annum. Advances under the letters of credit under the Claymont Steel credit agreement accrue interest at floating rates equal to LIBOR plus 1.75% per annum. Because the prime and LIBOR rates may increase or decrease at any time, we are subject to the risk that they may increase, thereby increasing the interest rates applicable to our borrowings under the Claymont Steel credit agreement. Increases in the applicable interest rates would increase our interest expense and reduce our net income. We do not have any instruments, such as interest rate swaps or caps, in place that would mitigate our exposure to interest rate risk relating to these borrowings. At September 30, 2006, there were no amounts outstanding under the Claymont Steel credit agreement. Based on the outstanding Claymont Steel floating rate notes, at September 30, 2006 the effect of a hypothetical 1% increase in interest rates would increase our annual interest expense by $1.7 million and decrease our net income by approximately $1.0 million.

Commodity Price Risk. In the ordinary course of business, we are exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, steel slabs, electricity and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirement and to obtain prices for our steel products that match market price movements in response to supply and demand. We introduced a raw material surcharge in January 2004 designed to pass through increases in scrap steel costs to our customers. Our surcharge mechanism has worked effectively to reduce the impact of increased scrap costs so we can maintain higher and more consistent gross margins. During the thirty-nine weeks ended October 1, 2005, we captured 90% of the announced raw material surcharge. For the thirty-nine weeks ended September 30, 2006, we captured 62% of the announced raw material surcharge as two large customers were granted preferential pricing. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This provides a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material. We believe that our significant accounting policies, as discussed in the “Notes to Consolidated Financial Statements” and “Notes to Condensed Consolidated Financial Statements,” included elsewhere in this prospectus, involve a higher degree of judgment and complexity.

Investment Securities. Investment securities represented 0% and 38% of our total assets at September 30, 2006 and December 31, 2005, respectively. Investment securities are carried at fair value and have maturities of less than three months at December 31, 2005. Fair value is approximated based on market value of the securities at the balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable represented 26% and 22% of our total assets at September 30, 2006 and December 31, 2005, respectively. Accounts receivable, net of a reserve for doubtful accounts, are carried at net realizable value, which is estimated based on the expected collectibility of each individual customer account. We establish reserves for doubtful accounts on a case-by-case basis when we believe the payment of amounts owed to us is unlikely to occur. In establishing these reserves, we consider our historical experience, changes in our customer’s financial position, and any disputes with customers. We derive a significant portion of our revenues from steel service centers and fabricators and construction-related industries and our receivables are concentrated in those industries. If the financial condition of our clients were to deteriorate, additional allowances may be required. During the thirty-nine weeks ended September 30, 2006, we increased the allowance for doubtful accounts through charges to expense of $0.2 million. For the period from June 10 to December 31, 2005, we increased the reserve by $0.3 million. In fiscal 2004 and 2003, we increased the reserve by $0.8 million and $0.4 million, respectively. The allowance was decreased for write-offs and recoveries of specifically identified uncollectible accounts by $0.7 million, $0.0 million, $0.6 million and $1.0 million, respectively.

The reserve for doubtful accounts totaled $0.8 million at September 30, 2006, $1.3 million at December 31, 2005, $1.0 million at each of June 9, 2005 and December 31, 2004 and $0.8 million at December 31, 2003.

Inventories. Inventories represented 30% and 20% of our total assets at September 30, 2006 and December 31, 2005, respectively. Inventories include raw materials consisting of scrap steel, alloys and flux and work-in-process consisting of steel slabs, finished plate, manufacturing supplies and spare parts. Inventories include labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market. We review whether the realizable value of this inventory is lower than its book value. If our valuation is lower than its book value, we take a charge to expense and directly reduce the value of the inventory. We do not maintain a separate inventory reserve account.

Property, Plant and Equipment. Property, plant and equipment represented 16% and 8% of our total assets at September 30, 2006 and December 31, 2005, respectively. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions and judgments relative to capitalized costs and useful lives of our assets.

Our property and equipment accounting policies are designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives reflect both historical experience and expectation regarding future operations. The use of different estimates, assumptions and judgments in the establishment of the property and equipment accounting policies would likely result in different net book values of our assets and results from operations. We review our property and equipment for impairment when events or circumstances change indicating the carrying value of the assets may be impaired.

Revenue Recognition. We recognize revenue when the steel plate is shipped to our customers. We ship plate after we determine that it meets customer specifications. We establish reserves for sales returns and allowances based on our historical experience and future expectations. During the thirty-nine weeks ended September 30, 2006, we increased the allowance for sales returns and allowances through charges to expense of $0.9 million, and for the period from June 10 to December 31, 2005, we increased the reserve by $0.2 million. For the period of January 1 to June 9, 2005, we increased the reserve by $0.1 million, and in fiscal 2004 and 2003, we increased the reserve by $1.4 million and $0.4 million, respectively. The allowance was decreased for actual returns and allowances by $0.7 million, $0.2 million, $0.7 million, $0.6 million and $0.5 million, respectively.

The reserve for sales returns and allowances totaled $0.4 million at September 30, 2006, $0.2 million at December 31, 2005, $0.2 million at June 9, 2005, $0.9 million ay December 31, 2004 and $0.1 million at December 31, 2003.

Recently Issued Accounting Pronouncements

The Company adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. In accordance with SFAS No. 151, the Company recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006. The adoption did not change the manner in which the Company previously recorded these expenses and did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS No. 153 effective January 1, 2006 and its adoption did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company adopted SFAS No. 123R on January 1, 2006 and the adoption did not have a significant impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS

No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. At the adoption of FIN No. 47, the Company recorded a $550,000 asset retirement liability on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets, including removal and replacement of transformers containing PCB’s and removal of certain contaminated smoke stacks.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect this adoption of SFAS No. 155 to have a material effect on our financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for these servicing rights at either fair value or under the amortization method. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect the adoption of SFAS No. 156 to have a material effect on our financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN No. 48 on January 1, 2007 and does not anticipate the adoption to have a material impact on its consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for the financial statements for fiscal years beginning after November 15, 2007. We have not yet evaluated the impact of this statement.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The standard is effective for fiscal years beginning after June 15, 2007; however, as required by the standard, we will disclose, in the notes to the financial statements, a brief description of the standard and the date adoption is required. We have not yet evaluated the impact of this standard.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB 108, in which the SEC staff established an approach that requires quantification of financial statement errors based on the effects of the error on each of our financial statements and the related financial statement disclosures. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. SAB 108 is effective on or before November 15, 2006. We have completed our evaluation of SAB 108 and have determined that this interpretation does not have a material effect on our consolidated results of operations or consolidated financial position.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

BUSINESS

Our Company

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our competition in the custom discrete steel plate market. Our specialized manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us the number one ranking in end-user customer satisfaction in the steel plate industry every year since 2001 according to surveys conducted by Jacobson & Associates, a recognized steel industry consulting firm.

Through our manufacturing facility located in Claymont, Delaware, we have the capacity to produce over 500,000 tons of steel plate annually and we believe we are a low cost producer of custom steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. We believe that our Claymont manufacturing facility is in good condition and is suitable for our operations and believe that this manufacturing facility will have sufficient capacity to meet our needs for the foreseeable future.

Throughout the 1990’s, we profitably served the commodity plate market, with approximately 80% of our revenues generated from service centers. However, by the end of the decade, competition from new mini-mill entrants had reduced profits in the commodity plate market to unattractive levels. In 2001, we made a strategic decision to transition our business focus to producing custom (i.e., thicker, longer and wider than standard sized) plate and being customer service oriented in order to serve fewer service centers and greater high margin end-user customers in numerous end-markets, including bridges, tool and die, railcars, and general fabrication, among others. In order to effect this change, from 2001 to 2003 we upgraded and reoriented our facility, equipment and processes to maximize our ability to efficiently produce plate across a broader range of grades, gauges, widths and lengths. We also strengthened and reoriented our sales and customer service staff. Since the implementation of these initiatives, we have improved overall shipments, custom steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,		Thirty-Nine Weeks Ended
Tons Shipped:	2001	2005	October 1, 2005	September 30, 2006
Total	296,839	336,611	244,517	294,405
Product Mix:
Custom Steel Plate	145,451	240,570	180,153	185,647
Commodity Steel Plate	151,388	96,041	64,364	108,758
Customer Mix:
End-Users	100,925	188,264	136,481	150,817
Service Centers	195,914	148,347	108,036	143,588

We believe we are well positioned for continued growth in volume and profitability. From July 2005 to March 2006, we spent over $10.0 million on capital improvements to increase capacity, improve efficiency, and upgrade our facility. We believe that these upgrades, when combined with our recent addition of a fourth shift, increases our capacity from 420,000 tons annually to over 500,000 tons annually. In addition, we are now actively marketing and selling our products in the custom discrete steel plate market west of the Rocky Mountains, which we believe is an underserved and attractive market.

We have developed a loyal customer base with a high level of customer retention. As a result of our niche focus, commitment to customer service and high product quality, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market east of the Rocky Mountains.

Industry Overview

In 2005, domestic steel mill shipments reached over 103 million net tons, a decrease of 7.1% from 2004, according to the American Iron and Steel Institute. Estimated steel use in North America reached 126 million tons in 2005, approximately 25% of this supplied by imports. Steel is sold principally to the automotive, construction, steel product fabrication, container and packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

Manufacturers of steel are classified as either “integrated mills” or “mini-mills.” Mini-mills differ from integrated steel producers in that their primary input is scrap metal, whereas the integrated mills make steel by processing iron ore and other raw materials in blast furnaces. We believe that mini-mills and integrated mills generally have significantly different management styles, labor relations, cost structures and scale efficiencies. We believe that mini-mills are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and more effective human resource allocation than integrated mills. Consequently, we believe that mini-mills are typically able to operate more cost effectively than integrated mills. Of the total steel shipments in the United States, it is estimated that mini-mills accounted for approximately 55% in 2005 according to the American Iron and Steel Institute.

The domestic steel industry has experienced strong profitability following a trough period from 1999 to 2003. Increased shipments, consumption, and production were driven by strength in several key end-markets and a stronger overall economy. In addition to strong domestic demand for steel, structural changes to the U.S. steel industry, including consolidation and the widespread acceptance of steel scrap surcharges, significantly contributed to the rebound in the domestic industry. We believe that these structural changes will reduce industry cyclicality and result in greater pricing discipline.

There are a variety of major product segments produced by steel mills, including long products (rod, bar, rebar, etc.), sheet and plate. The steel plate market is a relatively small segment of the overall steel industry, representing only 9.76% of U.S. steel shipments by weight in 2005, according to the American Iron and Steel Institute. Consistent with overall industry consolidation and rationalization trends, since the beginning of 2003, we believe that approximately 1.2 million tons of capacity have been eliminated from the steel plate market and the number of principal plate competitors has been reduced from ten to six. Furthermore, we believe that there is currently no new domestic plate capacity expected to come online. Steel plate is used in a wide range of end-markets, including construction and heavy equipment, general construction, railcars, shipbuilding, bridge, fabrication, numerous industrial applications and wide diameter pipe, and demand is expected to grow in many of these end markets through 2008, according to various industry sources. The strength and diversity of these markets creates a more stable supply/demand balance than that for sheet steel, which is highly dependent on the auto industry. Relative to sheet products, steel plate is more costly and difficult to ship, reducing import pressures, which are further mitigated by the demand for plate from developing economies such as China and India.

The stable supply/demand balance for steel plate is reflected in its price, which has remained virtually flat over the past year. Between September 2005 and September 2006, monthly domestic plate prices ranged from a high of $726 per ton to a low of $681 per ton, a variance of only $45 per ton, or 7% from the yearly low. This consistent pricing for plate differs significantly from other segments, such as hot rolled sheet, where prices have ranged from a high of $630 per ton to a low of $500 per ton between September 2005 and September 2006, a variance of $130 per ton, or 26% from the yearly low.

The steel plate market is comprised of three segments: coil, standard discrete and custom discrete. We focus on the niche custom discrete plate market, which we believe to be approximately 1.6 million tons annually and which commands higher prices per ton than other segments. Since 2000, three steel plate mini-mills that historically served the custom discrete market and had aggregate capacity of over two million tons have been eliminated, leaving very favorable market conditions for the remaining three participants.

Business Strengths

We believe that we have the following competitive strengths:

•	Niche Market Focus with Limited Competition. We are a custom, service-oriented mini-mill focused specifically on serving customers with distinct needs in the discrete steel plate market. We deliver steel plate to our customers in a more timely fashion and provide more value by significantly reducing mill lead times, enabling smaller minimum order sizes and by providing a lower-cost alternative to purchasing non-standard sizes through a steel service center (which requires paying additional processing charges). Custom sizes comprise approximately 67% of our production, which limits our primary competition to a single integrated (i.e., non mini-mill) producer that is focused principally on serving the commodity steel market. We compete to a lesser degree with two mini-mills that produce standard sizes but do not produce the thicker, wider and longer plate in which we specialize. We believe that over 50% of our 2005 plate production could not have been produced efficiently in these mills, because these mills do not have the capability to produce thicker, wider and longer plate. We therefore have limited competition in this niche market. Oregon Steel, our only competitor located in the Western U.S. market, is a slab converter with rolling capabilities similar to ours. Due to its primary reliance on foreign produced slabs, we believe that Oregon Steel has difficulty competing for “Buy American” projects and for custom-sized orders with short lead times. Finally, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

•	Production Facility Optimized for Low Cost Production in Market Niche. Our well-maintained production facility is specifically configured to produce steel plate, in non-standard dimensions, in small order sizes, with short lead times. Our high-quality mill assets include a 515,000 tons per year electric arc furnace, a single strand continuous slab caster, a reheat furnace and an over 500,000 tons per year plate rolling facility. Unlike continuous mills, which are focused on high volume continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule and process individual orders in an efficient manner. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate mills, and we have upgraded our mill to ensure close tolerances and excellent overall quality. Our plant is well-suited for rapid custom order throughput; a slab can be rolled into a finished plate within three hours of being charged into the furnace. Finished goods testing can be completed within 24 hours in order to insure that the plate meets customer requirements without delaying order turnaround. We believe our mill configuration allows us to be a low-cost producer in our target market.

•	Non-Union Workforce. Our non-union workforce provides us with significant cost and flexibility advantages. Unlike mills that employ unionized labor, which mandate specific criteria with respect to wage rates, the number of employees and the functions each employee can perform, we are able to control our wage rates and optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, union contracts typically provide the highest compensation to employees with the most seniority rather than those with the greatest ability. Our employees are assigned to positions, promoted and rewarded based on job performance. This improves efficiency and our ability to attract and retain the best employees in key positions.

•	Focus on Superior Customer Service. We believe we provide the highest level of customer service available in the industry. Our niche within the industry and our core service philosophy require us to be especially attentive to our customers and to meet their specific needs, including offering our customers quicker delivery and warehousing. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first in end-user customer satisfaction among all North American producers of steel plate every year since 2001. In addition, we believe that we employ the most knowledgeable sales force within the discrete steel plate market. Unlike salespeople at commodity- oriented mills who focus on taking numerous large orders, the customized nature of our products requires us to employ highly-trained salespeople to work collaboratively with our customers. Our salespeople spend significant time with our customers and are a differentiating component in providing high quality service.

•	Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 7% of sales in 2005, and our top 15 customers accounting for 40% of our sales, in 2005. These key customers have an average tenure with us of more than ten years. We attribute our loyal and diverse customer base to our custom approach and our dedication to providing the highest quality customer service in the industry.

•	Low Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. We are highly active in the scrap market and can accommodate a wide range of scrap grades and buy smaller quantities of scrap than larger steel producers, which, we believe, provides us a significant advantage in securing low scrap pricing. In addition, we are in a geographically advantageous location and within close proximity to numerous scrap yards in the Delaware Valley, which provides us greater selection, low pricing and inexpensive and timely delivery of our scrap. As a result of these factors, we believe we realized an average cost advantage over larger steel plate producers of approximately $9 per scrap ton since 2004 based on our cost of scrap compared to the average cost of scrap published by industry sources.

•	Significant Barriers to Entry. There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. Based on these factors and published reports by domestic steel manufacturers regarding their expansion plans, we believe that there currently is no new steel plate capacity expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

•	Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 29 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business. In addition to our strong executive management team, we benefit from highly motivated and experienced mid-level managers in all of the key functional areas, including operations, sales and marketing, and accounting and finance.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

•

Expand Into New Markets.  We believe that identifying and entering new markets is critical for our continued growth. One of the key growth regions we have recently entered is the Western market which we believe to be underserved particularly for “Buy American” contracts. Under “Buy American” programs, federal projects and state projects requiring matching federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the only steel plate producer located in this region and they source a significant portion of their slabs from foreign sources which disqualifies the resulting plate from “Buy American” contracts. Due to Oregon Steel’s reliance on foreign-based slabs, we believe that there are no steel plate manufacturers west of the Rocky Mountains that can satisfy “Buy American” contracts. In 2004, we hired a sales agency staffed by two highly experienced sales representatives to sell our products into the Western market. One of these representatives was formerly the head of sales for Oregon Steel. We estimate the Western market to be approximately 500,000 tons annually. In 2004, we shipped approximately 6,000 tons and in 2005, we shipped approximately 14,000 tons into the Western market. In the first three quarters of 2006, we shipped over 18,000 tons in the Western market and we expect to ship over 40,000 tons to this market by 2008. Moreover, in 2005, the United States Congress passed a new transportation bill that we believe will enable us to significantly increase our estimated growth into this market through “Buy American” bridge and interstate construction projects. In addition to entering the Western market, we have recently entered the specialty segment of the growing oil and gas steel pipe market and sold approximately 4,900 tons in 2005, up from zero tons in 2004.

•	Expand Higher Margin, Value-Added Service Offerings. We believe we can seamlessly expand the value-added services we offer to our customers. We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. For the fiscal year ending 2005 we sold approximately 3,200 tons of custom-burned plate parts at a selling price of approximately $1,100 per ton (an average premium of $320 over commodity plate prices). In the first three quarters of 2006, we sold approximately 9,150 tons, which is an annual ship rate of 12,200 tons, at a selling price of approximately $1,012 per ton. We expect to increase our annual tonnage of custom-burned plate parts to 30,000 tons by the end of 2008. We believe that this technology could also increase our orders for additional steel plate due to our customers’ preference to purchase steel plate from a single source that can manufacture and burn steel plate to their specifications. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher margin business would enable us to increase profit without the need to increase production capacity.

•	Increase Mill Capacity and Production Efficiency. We continually strive to improve our operating efficiency and increase our production capacity. In 2001, we cut back production to three shifts from four shifts to accommodate our new custom product mix and to optimize yield and quality. Based on this reduced schedule, our plant had 300,000 tons of finished capacity in 2001. By 2004 we had increased overall yield of finished steel plate from melt shop input from 71% to 73%, reduced the rejection rate from as high as 7% to less than 0.5%, and reduced mill downtime significantly. These improvements remain consistent through today. These changes resulted in an increase in our annual production capacity to over 350,000 tons (on a three shifts basis) with no additional headcount or labor hours and no significant capital improvements. In the first three quarters of 2006, we shipped over 294,400 tons, which represents an annual ship rate of over 392,500 tons. Since July of 2005, we have implemented over $10.0 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. Based on these improvements we believe our total current plate mill capacity is in excess of 500,000 tons per year and that we have meaningfully reduced our manufacturing costs per ton. To increase capacity we have upgraded the plate mill electrical system, replaced the discharge door on the reheat furnace and added additional rail tracks. We also have identified several additional improvement opportunities that we believe will further improve production capacity in our melt shop and plate mill, including: reducing the bottleneck in the melt shop by moving the slab yard into the plate mill; installing a more efficient scarfing facility; expanding the crane system in the shipping area; adding Level Two controls (which automate the process of reheating our slabs); and optimizing preventative maintenance planning and execution. These initiatives are targeted for completion by the end of 2007 and will accommodate our sales growth initiatives discussed above. Furthermore, we have identified cost reduction opportunities within the melt shop and plate mill, including a gauge control upgrade, a redesigned zoned roll cooling system, and other general improvements that we expect will cost approximately $2.5 million and are expected to generate approximately $3.0 million of incremental annual cost savings. Many of these cost savings initiatives are currently underway and are expected to be completed by the end of 2007.

•	Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from the competition even though we believe that we can service these customers’ needs more economically and effectively. Management is targeting selling an additional 20,000 tons to these targeted accounts by 2008.

Products

We are a niche manufacturer of custom discrete carbon steel plate for use in a number of end-use applications, including bridges, railcars, tool and die, and heavy machine and equipment. We offer a wide range of steel plate products of varying thickness, width and length. Our discrete plate is produced in thicknesses from

1/4” to 5” and in widths from 48” to 156” with a maximum length of 1,400.” We primarily produce three categories of plate steel including Carbon, High Strength Low Alloy (“HSLA”) and Pressure Vessel Quality (“PVQ”). Within each of these categories we manufacture grades as specified by various organizations including the American Society for Testing and Materials (“ASTM”), the American Iron and Steel Institute (“AISI”), the American Bureau of Ships (“ABS”), Canadian Steel Association (“CSA”) and the American Association of State Highway Transportation Officials (“AASHTO”). We produce steel plate in custom lengths, widths and thicknesses primarily for the grades of steel designated in the table below:

Category	Grade	Application

Carbon	ASTM-A36	General construction, general fabrication, light structures
	ASTM-A283	General construction, general fabrication, light structures
	AISI-1008-1045	Chemistry only steels—not certified to any strength levels
	ABS-Grade A	Ship building
	ABS-Grade B	Ship building
	CSA-44W	CSA designation for ASTM-A36 (Canadian)

HSLA	ASTM-A572-50	Increased strength fabrications and structures
	ASTM-A572-60, 65	Increased strength fabrications and structures
	ASTM-A588	Structures that do not require paint (bridges and towers) uniform corrosion resistance
	ABS-AH 32/36	Higher strength ship building
	ABS-DH 32/36	Higher strength ship building, increased impact resistance
	ASTM-A656-80	High strength fabrications, increased abrasion resistance
	ASTM-A633	Medium to high strength fabrications
	ASTM-AR 235	Medium to light duty abrasion resistance
	ASTM-A871-60	High strength fabrications and general construction

PVQ	ASTM A516-70	Pressure vessels, most commonly used grade
	ASTM A285 B/C	Lighter duty pressure vessels
	ASTM A 612	Lighter duty pressure vessels

Customers

We primarily sell discrete steel plate for end use applications that include bridges, tool and die, railcars, and other applications. In the past, the majority of the products we produced were sold directly to service centers, which process and distribute steel plate to end-users. While this continues to be an important part of our business, our customer mix has shifted to include more direct sales to end-users. Providing products to end-users offers us an opportunity to provide higher levels of customization, and represents a higher margin opportunity. We have a strong base of key customers, with no single customer accounting for more than 7% of sales in 2005. In 2005, our top 15 customers represented approximately 40% or our total sales, and these customers have an average tenure with us of more than ten years.

The following table presents data for tons shipped for the year ended December 31, 2005 by end-market and geographical region:

End Market	Tons	% of Total Tons Shipped
Service Center	148,347	44%
Bridge	56,014	17
Die	31,928	9
Railcar	28,905	9
Heavy Machinery & Equipment	16,554	5
Fabrication	15,418	5
Tank & Pressure Vessel	13,887	4
Power & Communication Equipment	11,043	3
Shipbuilding	8,991	3
Pipe	4,932	1
Miscellaneous	591	<1

Geographical Region	Tons	% of Total Tons Shipped
Midwest	115,758	34%
Mid-Atlantic	84,519	25
West	41,158	12
Southeast	39,970	12
Canada	30,625	9
Northeast	24,581	7

Sales and Marketing

We sell our steel plate principally through our own sales department. Our sales office is located in our headquarters in Claymont, Delaware. Most of our sales are initiated by contacts between sales representatives and customers. Accordingly, we do not incur material advertising or other promotional expenses. Our sales organization is designed to take full advantage of our successful transition to a custom, service-oriented mini-mill, reaching end-user customers throughout the United States and Canada. Additionally, we utilize independent sales agents to cover regional sales in the Western United States.

Raw Materials

There are three raw material categories consumed in the production of steel plate: scrap, alloys and flux. Scrap comprises 90% of the charge while alloys and flux are 2% and 8% respectively. The key inputs within the scrap mix are shredded automobile scrap and #1 heavy melting scrap. These scrap types account for more than 50% of the scrap consumed at the facility. Alloys, though not a significant proportion of the tonnage of raw materials consumed, have a dramatic impact on the cost to produce steel. The significant flux additives are lime and coal. The lime acts as a cleansing agent while the coal is used to contribute carbon and energy to the melt shop process.

Local scrap brokers supply a significant amount of scrap that is required for our operations. Several brokers, all located within close proximity of the plant, fulfill the majority of our ongoing scrap requirements. We purchase scrap in small orders, ranging from 200 to 500 tons, to avoid overpaying for the material.

Alloys and flux are purchased by a purchasing agent in the spot market on an as needed basis. Typically, pricing is secured on a quarterly basis and there is no minimum purchase commitment. All purchase orders are reviewed by management to ensure the best pricing has been obtained.

We do not have long-term contracts with any of our suppliers. There are multiple sources of supply for the raw materials we use.

Energy

Our manufacturing process in Claymont consumes large amounts of electricity. We currently satisfy the electrical needs for our facility by purchasing electricity from the local utility, Delmarva Power. Our purchasing is based on hourly real-time market pricing. We do not currently secure long-term energy contracts or purchase futures for purposes of hedging. During the summer months, we may elect to shut down our melt shop during peak periods of power costs. We believe that purchasing energy on a short term basis allows us to maximize usage during low cost market environments while providing a cost effective solution for slowing down production during times of peak energy pricing. Historically, we have been adequately supplied with electricity and we do not anticipate any material curtailment in our operations resulting from energy shortages.

Our process also consumes a significant amount of natural gas, which is purchased through a combination of Delmarva Power and a third party marketer. The larger portion purchased through a marketer is secured one to three months in advance based on NYMEX contracts to manage supply and price risk.

Manufacturing Process

We produce steel plate from steel scrap in a two-step process involving, (1) the melt shop operation, where scrap is melted down and cast into a steel slab, and (2) the plate mill operation, where the slab is rolled into steel plate.

Melt Shop Operations

The steelmaking process begins with the receipt and charging of raw materials, scrap, alloys and flux, into the charging buckets. The scrap is loaded into charging buckets with the use of an overhead crane and a field magnet. Other materials are fed through the use of gravity into hoppers and then dumped into the charging buckets with fork trucks.

When all the required material has been loaded, the electric arc furnace roof is swung open so an overhead crane can pick up the charging bucket and charge material into the furnace vessel. The roof swings back into position and three electrodes are lowered into the vessel so the melting process can begin. Electricity and oxygen are the prime sources of energy used to melt the scrap. The electricity is introduced into the vessel through the electrodes while oxygen is piped into the furnace. This process is repeated three times before the capacity of the furnace vessel is reached.

When enough scrap has been melted, approximately 185 tons, the materials are tapped into slide-gate equipped ladles for transfer to the continuous caster to be shaped into slabs. Prior to delivery at the caster, these materials are brought to the stir station where nitrogen or argon gas is introduced so temperature homogenization can occur. Once the hot metal is sufficiently cooled, the ladle is picked up by an overhead crane and delivered to the caster.

The ladle is positioned at the top of the caster for dumping into the caster machine. The slide-gate on the ladle is opened and the hot metal pools in the tundish, which is a reservoir leading to the molds of the caster machine. As a consistent supply and flow of metal is established, the metal enters a water-cooled mold resting directly below the tundish. The function of the mold is to shape the metal as well as to cool the outer edges so that it can be pulled through the machine. The newly formed slab is continuously cooled through the various roll zones until it reaches the bottom of the machine where it is cut into five slabs called “mothers.”

Upon cooling, the mothers are inspected for surface defects. Based on the observation of the inspectors, the slabs are conditioned at the scarfing machine. The scarfing machine is effectively a large torch that melts away the imperfections in the slab. The slabs are again torch cut into smaller pieces, “babies,” and transferred to the reheat furnace located at the plate mill.

Plate Mill Operations

Slabs for the plate mill are taken from the slab yard and reheated to rolling temperatures in the furnace. The slabs are then pushed onto the furnace delivery table. Slabs accepted for rolling are processed in the roughing mill. Any necessary slab turns are made on the mill entry and delivery tables. After the last pass, the roughing mill operator delivers the slab to the runout tables. At this point the roughing mill operator can retain control of the slab on the runout tables to oscillate the slab for additional cooling or control can be passed to the finishing mill operator for processing in the finishing mill.

The slab is reduced to plate in the 5,000-hp four-high finishing mill, and delivered to the mill runout tables. When processing is complete, the operator at the leveller control station directs the plate from the runout tables through the plate leveller. After passing through the leveller, the plate is delivered to the cooling bed transfer table and then to the cooling bed.

From the cooling bed, the plates are transferred to the cooling bed return tables and transported to the layout area. After marking and identifying the plate for final dimensions, the plates are transferred to the crop shear for initial cutting. The plate passes from the crop shear onto the turntable, rotated 90 degrees, and then sheared at the double-sided trimming shear. After shearing, the plate is inspected and loaded onto railroad cars for delivery to the shipping department. Any plate measuring greater than 1.5” inches in gauge is burned by torch to its final dimensions. This activity takes place in the burn out area adjacent to the hot leveller and cooling bed runout tables.

Competition

Competition within the steel industry is intense. We compete with commodity steel plate manufacturers and other producers of custom steel plate, including service centers. Our competitors include both integrated steel mills and mini-mills. We compete primarily on the basis of custom design capability, unique production capabilities, customer responsiveness, product quality and price. Many of our competitors are larger and have substantially greater capital resources and more modern technology. Our principal competitor in the plate market is Mittal Steel, the largest steel plate producer in North America. Mittal competes in all three segments of the steel plate market, producing coil, standard discrete and custom discrete plate in three North American facilities. We also compete with Oregon Steel, a slab converter on the West Coast, with rolling capabilities similar to ours.

There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

Employees

At September 30, 2006, we had 406 employees (129 salaried employees and 277 hourly employees). Of our employees at September 30, 2006, 22 were in sales and sales management, 24 in office and administrative capacities, and 360 in the production facility. None of our employees are parties to a collective bargaining agreement.

Properties

Our corporate headquarters are located in Claymont, Delaware. We operate out of a single, owned manufacturing facility also located in Claymont, Delaware on a 425-acre site bordering the Delaware River, which includes a 185-ton electric arc furnace, a single strand caster and a 160 inch plate rolling facility. We believe that our plate mill is in good condition and is suitable for our operations and believe that our operating facility has sufficient capacity to meet our needs for the foreseeable future. We do not own or lease any other real property.

On April 4, 2006, we engaged a commercial real estate advisory firm to conduct an evaluation of the five semi-contiguous parcels of land comprising our 425-acre site. Following the completion of this evaluation, we determined to pursue the sale of three parcels, totaling approximately 175 acres. None of our facilities are located on these parcels and the sale of these parcels would not affect any of our operations.

Regulatory Matters

Our business is subject to numerous, federal, state and local laws and regulations relating to the protection of the environment and worker safety. Environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. Worker safety laws include the Occupational Safety and Health Act. In addition, we are subject to similar state laws. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, due in part to the fact that certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revision. These laws and regulations could result in substantially increased capital, operating and compliance costs.

The State of Delaware had requested us to investigate part of our mill site for the existence of potential hazardous substances. We have submitted the requested information to the State of Delaware and have received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

In October 2006, the Delaware Department of Natural Resources and Environmental Control (DNREC) issued a Notice of Conciliation and Secretary’s Order requiring Claymont Steel to fund an independent study to determine engineering and operational options to control dust and other particulate emissions. The study must be completed by March 1, 2007. DNREC will make a determination on further dust control requirements upon review of the study. Accordingly, the outcome cannot be determined at this time, nor can we estimate the costs of any additional dust control requirements.

In 2006, Claymont Steel performed an emissions test that indicated that mercury emissions were higher than previously calculated by Claymont Steel using information supplied by the United States Environmental Protection Agency. In November 2006, DNREC issued a Secretary’s Order, which requires Claymont Steel to monitor and reduce mercury emissions. The Order requires Claymont Steel to implement a quarterly testing program, with the first test to take place by December 15, 2006, and to develop a plan to reduce the mercury contained in the feed to the electric arc furnace. Mercury-containing scrap is an industry-wide problem. Automobile scrap may contain mercury switches that have not been removed during the recycling process, and thus mercury can be emitted when Claymont Steel smelts recycled scrap steel products, including used automobiles, to produce custom steel plate products. Claymont Steel has already taken steps to reduce mercury levels in the feed—it is no longer using municipal solid waste scrap, is partially funding a national mercury switch removal program through an industry trade association, and is increasing its purchases of automobile-free scrap. The Order also requires Claymont Steel to elect one of the alternatives set forth in the Order for reducing mercury emissions and notify DNREC of the alternative selected by January 31, 2007. The alternatives include source reduction of mercury in the scrap, installation of a carbon injection system or alternative emission control system, some combination of source reduction and emission controls, or ceasing operation of the electric arc furnace. The Order requires Claymont Steel to have the selected alternative operational by December 31, 2008. We are evaluating the Order and have not determined what actions we will take, or whether we will contest the Order. Accordingly, any corrective measures that may be taken cannot be determined at this time, nor can we estimate the cost of any corrective measures. If we were ultimately required to install and operate a carbon injection system, we do not believe the associated costs would have a material effect on our results of operations or financial condition.

Although there is no mercury emissions standard, the Company believes that its emissions are within applicable particulate emissions standards, but there can be no assurance that new or more restrictive standards will not be adopted.

Legal Proceedings

In addition to the matters discussed above under “—Regulatory Matters,” certain claims and suits have been filed or are pending against Claymont Steel. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on our consolidated financial position or results of operations if disposed of unfavorably.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of each person who is a director or executive officer of Holdings, and the descriptions below include his service as a director or executive officer of Claymont Steel:

Name	Age	Position
Jeff Bradley	46	Chief Executive Officer and Director Nominee
Allen Egner	53	Vice President, Finance
David Clark	42	Chief Financial Officer
Steve Lundmark	64	Vice President, Sales and Marketing
Sami Mnaymneh	45	Director
Matthew Sanford	37	Director
Steve Scheinkman	53	Director Nominee
Tracy L. Shellabarger	49	Director Nominee
Tony Tamer	49	Director Nominee
Jeffrey Zanarini	36	Director

Jeff Bradley has served as our chief executive officer since 2005 and will become a member of our Board upon completion of this offering. Prior to joining Claymont Steel, from September, 2004 to June, 2005, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to joining Dietrich Industries, from September, 2000 to August, 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel. Mr. Bradley has a Business Administration degree.

David Clark has served as our Chief Financial Officer since November 2006. Prior to joining Claymont Steel, Mr. Clark served as executive vice president, chief financial officer and secretary of SunCom Wireless, Inc., a publicly traded company, from its founding in 1997 through February 2006. From 1997 to 2000, Mr. Clark served as chief financial officer of Triton Cellular Partners, L.P., an entity related to SunCom Wireless. Before joining Triton, Mr. Clark was a managing director at Furman Selz L.L.C. specializing in communications finance. Prior to joining Furman Selz, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist. Mr. Clark holds a Bachelor of Science degree in accounting from Boston College.

Allen Egner has served as our vice president, finance since 2005. From 2001 to 2005, Mr. Egner served as Claymont Steel’s controller, from 1998 to 2001 he served as our manager of accounting, and from 1989 to 1998 he served as our manager of cost accounting. Before joining us, Mr. Egner was employed by Bethlehem Steel from 1974 to 1989, first as a general foreman and then as a senior cost analyst. Mr. Egner holds a Bachelor of Science degree and a Masters in Business Administration.

Steve Lundmark has served as our vice president, sales and marketing since Claymont Steel’s inception in 1988. Prior to joining Claymont Steel, Mr. Lundmark served as manager of carbon plate sales for Lukens Steel from 1986-1988, as regional sales manager of Lukens Steel from 1977 to 1986, as a branch manager for Kaiser Aluminum from 1969 to 1977, as production supervisor at Johnson & Johnson from 1967 to 1969 and as industrial engineer for Owens-Illinois Glass from 1964 to 1967. Mr. Lundmark holds a Bachelor of Science degree and a Masters in Business Administration.

Sami Mnaymneh has served on our Board and Claymont Steel’s Board since 2005. Mr. Mnaymneh is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, from 1990 to 1993 Mr. Mnaymneh was a managing director at The Blackstone Group, a merchant bank, where he provided financial advisory services to Fortune 100 companies. Prior to that, from 1984 to 1989 Mr. Mnaymneh was a vice president in the mergers and acquisitions department at Morgan Stanley & Co. where he served as a senior advisor to private equity firms. Mr. Mnaymneh currently serves on the board of directors of Securus Technologies, Inc. and a number of other H.I.G. Capital portfolio companies. Mr. Mnaymneh holds a Bachelor of Arts degree, a Masters in Business Administration and a Juris Doctorate.

Matthew Sanford has served on our Board and Claymont Steel’s Board since 2005. Mr. Sanford joined H.I.G. Capital in 2000 and currently serves as a managing director. Prior to joining H.I.G. Capital, Mr. Sanford was a manager with Pittiglio, Rabin, Todd and McGrath, an operations-focused consulting firm to technology based businesses, from 1999 to 2000. Previously, he held a variety of positions at Bain & Company, a management consulting firm, in which he managed the development and implementation of marketing and operating strategies for Fortune 500 business. Mr. Sanford currently serves on the board of directors of several H.I.G. Capital portfolio companies. Mr. Sanford holds a Bachelor of Arts degree and a Masters in Business Administration.

Steve Scheinkman. Effective upon the completion of this offering, Mr. Scheinkman will become a member of our Board. Mr. Scheinkman served as the president and chief executive officer of Transtar Metals Inc. from September 1999 to September 2006. Since Transtar’s acquisition by A.M. Castle & Co. in September 2006, Mr. Scheinkman has served as president of Transtar. Prior to joining Transtar, Mr. Scheinkman served as the president, chief operating officer and chief financial officer of Macsteel Service Centers USA. Mr. Scheinkman earned a bachelor of business administration degree in accounting from George Washington University and is a Certified Public Accountant.

Tracy Shellabarger. Effective upon the completion of this offering, Mr. Shellabarger will become a member of our Board. From 1994 to 2004, Mr. Shellabarger served as chief financial officer and vice president-finance for Steel Dynamics, Inc., a publicly traded steel manufacturer. Prior to his role with Steel Dynamics, from 1987 to 1994, Mr. Shellabarger served as controller of a division of Nucor Corporation, a Fortune 400 steel manufacturer. Mr. Shellabarger currently serves on the board of directors of Tarpon Industries, Inc. and two non-profit organizations. Mr. Shellabarger earned a Bachelor of Science degree in Accounting from the University of North Carolina, Chapel Hill, and is a Certified Public Accountant and member of the AICPA.

Tony Tamer. Effective upon the completion of this offering, Mr. Tamer will become a member of our Board. Mr. Tamer is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, Mr. Tamer was a partner at Bain & Company, one of the world’s leading management consulting firms. Mr. Tamer has extensive operating experience particularly in the communications and semiconductor industries, having held marketing, engineering and manufacturing positions at Hewlett-Packard and Sprint Corporation. Mr. Tamer currently serves on the board of directors of Securus Technologies, Inc. and a number of other H.I.G. Capital portfolio companies. Mr. Tamer holds a Masters in Business Administration degree from Harvard Business School, and a Masters degree in Electrical Engineering from Stanford University. His undergraduate degree is from Rutgers University.

Jeffrey Zanarini has served on our Board and Claymont Steel’s Board since 2005. Since 2004, Mr. Zanarini has been a principal in H.I.G. Capital. Prior to joining H.I.G. Capital, from 2000 to 2004 Mr. Zanarini was a manager with Bain & Company, a management consulting firm. While at Bain, Mr. Zanarini devised corporate growth strategies and directed diligence efforts for equity investors. Mr. Zanarini holds Bachelor of Science and Bachelor of Arts degrees and a Masters in Business Administration.

Key Employees

The following table sets forth the names and ages of key employees of Claymont Steel:

Name	Age	Position
Dan Kloss	63	General Manager, Plate Mill Operations
Randolph Harris	49	General Manager, Melting and Casting
Dana LeSage	44	Manager, Environmental and Energy Engineering
Frank Hancock	56	Manager, Melt Shop Maintenance
Tom Trier	56	Manager, Plate Mill Maintenance

Dan Kloss has served as Claymont Steel’s general manager, plate mill operations since 2003. He served as a consultant to Claymont Steel’s president from 2001 to 2003. Before joining Claymont Steel, Mr. Kloss was employed by Bethlehem Steel as the manager of hot mill processing and shipping from 1998 to 2000 and as a superintendent of its plate mill from 1964 to 1998.

Randolph Harris has served as Claymont Steel’s general manager, melting and casting since 2001. Mr. Harris served as Claymont Steel’s general supervisor of steelmaking from 1994 to 2001, and as Claymont Steel’s furnace supervisor from 1990 to 1994. Before joining Claymont Steel Mr. Harris worked as the furnace supervisor at Norfolk Steel from 1979 to 1980 and served in the United States Marine Corps from 1976 to 1979.

Dana LeSage has served as Claymont Steel’s manager, environmental and energy engineering since 1993. Before joining Claymont Steel, Mr. LeSage served as a staff engineer at Hercules, Inc. from 1988 to 1993 and as applications engineer at Philadelphia Mixers from 1985 to 1988. Mr. LeSage holds a Bachelor of Science degree and a Masters in Business Administration.

Frank Hancock has served as Claymont Steel’s manager, melt shop maintenance since 2001. From 1990 to 2001 Mr. Hancock served as Claymont Steel’s general supervisor of maintenance and from 1989 to 1990 as Claymont Steel’s supervisor of maintenance. Prior to joining Claymont Steel, Mr. Hancock was employed as a supervisor of mechanical projects by Voest Alpine from 1986 to 1989, and was a self-employed design consultant from 1984 to 1986. Mr. Hancock holds Associate and Bachelor of Science degrees.

Tom Trier has served as Claymont Steel’s manager, plate mill maintenance since 1992, and served as Claymont Steel’s assistant general supervisor of maintenance from 1991 to 1992. Prior to joining us, Mr. Trier served as an electrical maintenance supervisor for Hoeganaes Corp. from 1989 to 1991, and in various capacities at AFG Industries, including maintenance superintendent from 1981 to 1989, maintenance foreman from 1980 to 1981, maintenance mechanic from 1979 to 1980, and operations manager from 1969 to 1979.

Board of Directors

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Initially, our authorized number of directors will be set at seven. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and one class of directors will be elected by the stockholders each year. Tracy Shellabarger and Jeffrey Zanarini have been designated as Class I directors, whose term will expire at the 2007 annual meeting of stockholders. Matthew Sanford and Steve Scheinkman have been designated as Class II directors, whose terms will expire at the 2008 annual meeting of stockholders. Jeff Bradley, Sami Mnaymneh and Tony Tamer have been designated as Class III directors, whose terms will expire at the 2009 annual meeting of stockholders. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by the board of directors. Holders of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a plurality of shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

None of our current directors are compensated for serving on our Board. Upon consummation of this offering, each of our non-employee directors who is not affiliated with H.I.G. Capital will be granted options to purchase our common stock having an aggregate exercise price (based on the initial public offering price) of $30,000. The options will vest ratably over a four year period. In addition, each non-employee director who is not affiliated with H.I.G. Capital will receive an annual retainer of $20,000 in cash and an award of restricted stock units with a value equal to $20,000, based on the fair market value of shares of our common stock on the date of grant. Further, each non-employee director who is not affiliated with H.I.G. Capital will receive a cash payment of $1,500 for each board meeting and $1,500 for each committee meeting attended. All of our directors will be reimbursed for actual expenses incurred in attending Board meetings.

Committees of our Board of Directors

Audit Committee

Upon consummation of this offering, our board of directors will establish an audit committee and we expect that the members of the audit committee will be Messrs. Scheinkman, Shellabarger and Zanarini, who will be appointed promptly following this offering. Our audit committee will recommend the firm to be appointed as independent accountants to audit our financial statements and to perform services related to the audit, review the scope and results of the audit, review with management and the independent accountants our annual operating results, consider the adequacy of the internal accounting procedures, consider the effect of such procedures on the accountants’ independence and establish policies for business values, ethics and employee relations. Our board of directors has determined that Messrs. Scheinkman and Shellabarger are independent. No later than one year after the consummation of this offering, we will have a fully independent audit committee, as required by National Association of Securities Dealers rules.

Compensation Committee

Upon consummation of this offering, our board of directors intends to establish a compensation committee. The composition of this committee has not been determined. Our compensation committee will provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters, review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries and provides oversight concerning selection of officers, management succession planning, performance of individual executives and related matters. If we are a “controlled company,” we intend to avail ourselves of the controlled company exception under the National Association of Securities Dealers rules, which eliminates the requirement that we have a compensation committee composed entirely of independent directors. If we are not a controlled company we will establish a compensation committee, have at least one independent director initially and we will have a fully independent compensation committee within one year of the completion of this offering.

Nominating/Governance Committee

After consummation of this offering, our board of directors may establish a nominating/governance committee. The composition of this committee has not been determined.

Compensation Committee Interlocks and Insider Participation

There are no interlocking relationships between any member of our compensation committee and any of our executive officers that require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Executive Compensation

The following table summarizes the compensation that was paid for 2005 to our chief executive officer and our two other executive officers, whom we refer to as our named executive officers.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation				All Other Compensation ($)
					All Other Compensation ($)	Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)			Restricted Stock Awards		Securities Underlying options/SARs	LTIP Payouts
Jeff Bradley	2005	$145,000(1)	$	—(2)	—	—	(3)	—	$—	$276,000(4)
Chief Executive Officer

Steve Lundmark	2005	$175,000		$63,000(5)	—	—		—	$—	—
Vice President, Sales and Marketing

Allen Egner	2005	$132,000		$118,000(6)	—	—		—	$—	—
Vice President, Finance

(1)	Mr. Bradley’s employment with us commenced in June 2005. This amount was paid to Mr. Bradley from June 2005 through December 2005.
(2)	Mr. Bradley was paid a bonus of $225,000 on July 13, 2006 for his performance for the twelve month period ended June 30, 2006.
(3)	Pursuant to a restricted shares agreement, Mr. Bradley was granted 75,451 shares of our restricted stock, none of which shares were vested in 2005.
(4)	Mr. Bradley received a dividend payment of approximately $276,000 in September 2005 with respect to his restricted stock.
(5)	Mr. Lundmark was also paid a bonus of $48,000 in March 2006 for his performance for the year ended December 31, 2005.
(6)	Mr. Egner was also paid a bonus of $50,000 in March 2006 and $25,000 in July 2006 for his performance for the year ended December 31, 2005.

Defined Benefit Retirement Plan

The Company maintains a noncontributory defined benefit pension plan, which covers substantially all full-time employees, including Messrs. Bradley, Clark, Egner and Lundmark. Pension benefits are based on years of service and average annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the estimated annual benefits payable upon retirement for participants.

PENSION PLAN TABLE

Annual Benefits for Years of Service

Average Compensation	5 Years	10 Years	15 Years	20 Years	25 Years	30 Years
$ 35,000	$1,750	$3,500	$5,250	$7,000	$8,750	$10,500
45,000	2,250	4,500	6,750	9,000	11,250	13,500
55,000	2,750	5,500	8,250	11,000	13,750	16,500
65,000	3,250	6,500	9,750	13,000	16,250	19,500
75,000	3,750	7,500	11,250	15,000	18,750	22,500
85,000	4,250	8,500	12,750	17,000	21,250	25,500
95,000	4,750	9,500	14,250	19,000	23,750	28,500
105,000	5,250	10,500	15,750	21,000	26,250	31,500
115,000	5,750	11,500	17,250	23,000	28,750	34,500
125,000	6,250	12,500	18,750	25,000	31,250	37,500
135,000	6,750	13,500	20,250	27,000	33,750	40,500
145,000	7,250	14,500	21,750	29,000	36,250	43,500
155,000	7,750	15,500	23,250	31,000	38,750	46,500
165,000	8,250	16,500	24,750	33,000	41,250	49,500
175,000	8,750	17,500	26,250	35,000	43,750	52,500
185,000	9,250	18,500	27,750	37,000	46,250	55,500
275,000	13,750	27,500	41,250	55,000	68,750	82,500
300,000	15,000	30,000	45,000	60,000	75,000	90,000
350,000	17,500	35,000	52,500	70,000	87,500	105,000
400,000	20,000	40,000	60,000	80,000	100,000	120,000

Pension benefits are based on an employee reaching the normal retirement age of 65. The amounts are accumulated by multiplying the employee’s average base salary by the number of years of un-interrupted service by a pension factor of 1%. The benefit paid out is calculated using a normal form straight line annuity for a single person. The benefits paid out are not subject to any deduction for social security or other offset amounts.

As of September 30, 2006, Messrs. Bradley, Clark, Egner, and Lundmark had 1, 0, 17 and 18 years of service, respectively. The estimated annual benefit payable at normal retirement age 65, assuming no increase in annual earnings, will be $54,857 for Mr. Bradley, $44,627 for Mr. Egner and $33,166 for Mr. Lundmark. Earnings for the purpose of calculating the final earnings are limited to base salary as reflected in the Summary Compensation Table.

Restricted Stock Awards in the Last Fiscal Year

Pursuant to the terms of the employment agreement and the restricted shares agreement between us and Jeff Bradley, Mr. Bradley was granted 75,451 shares of our restricted stock, representing 0.6667% of our then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if our EBITDA levels equal or exceed targets established by our Board and Mr. Bradley is employed on each applicable vesting date. Mr. Bradley received a dividend payment of approximately $276,000 in September 2005. Mr. Bradley was also entitled to a $466,490 dividend on his restricted shares with respect to a dividend to our equity holders declared on June 13, 2006. Mr. Bradley received $90,000 of the dividend on June 14, 2006 and the remainder was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement. In addition, Mr. Bradley was entitled to a $477,921 dividend on his restricted shares with respect to a dividend to our equity holders declared on July 12, 2006. This dividend was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement.

Employment Arrangement

In June 2005, we entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley will serve as its Chief Executive Officer until June 10, 2009. Under this agreement, Mr. Bradley receives a base salary of $275,000 per year, and is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA levels and the remaining $75,000 may be earned in our Board’s discretion. In June 2005, Mr. Bradley was also granted 75,451 shares of Holdings’ restricted stock, representing 0.6667% of its outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed target established by our Board and Mr. Bradley is employed on each applicable vesting date. The first portion of the shares vested on June 23, 2006. In the event that we or certain of our affiliates, including our sole stockholder, experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

Effective upon completion of this offering, our Board has approved the following changes to Mr. Bradley’s compensation. Mr. Bradley’s base salary will be increased to $350,000 per year. In addition to the cash bonus of $225,000 described above, Mr. Bradley will be eligible for an equity award under our 2006 Stock Incentive Plan of restricted stock units having a value of $225,000 based on the fair market value of our common stock on the date of the grant. Two-thirds of his equity award will be based upon us attaining certain EBITDA levels and the remaining one-third may be earned in our compensation committee’s discretion. Additionally, upon completion of this offering, Mr. Bradley will be granted restricted stock units having a value equal to $200,000 based on the initial public offering price. Their restricted stock units will vest ratably over a four-year period from the date of grant.

We expect to enter into an employment agreement with David Clark pursuant to which, among other things, Mr. Clark will serve as our Chief Financial Officer. Under this agreement, Mr. Clark will receive a base salary of $250,000 per year, and be eligible for an annual cash bonus of up to $125,000 and an equity award under our 2006 Stock Incentive Plan of restricted stock units having a value of up to $62,500 and options to purchase shares of our common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $62,500. Two-thirds of Mr. Clark’s cash bonus and two-thirds of his equity award will be based upon us attaining certain EBITDA levels and the remaining one-third of both his cash bonus and his equity award may be earned in our compensation committee’s discretion. If we terminate Mr. Clark without cause, he will be entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Clark with cause, he will be entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses. Additionally, upon completion of this offering, the Board has approved the grant to Mr. Clark of options to purchase shares of our common stock having an aggregate exercise price (based on the initial public offering price) of $750,000. These options will vest ratably over a four-year period from the date of grant.

Our Board has also approved the following compensation arrangements effective upon completion of this offering. Mr. Egner’s base salary will be increased to $150,000 per year. Mr. Egner will be eligible for an annual cash bonus of up to $75,000 and an equity award under our 2006 Stock Incentive Plan of options to purchase shares of our common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Egner’s cash bonus and one-half of his equity award will be based upon us attaining certain EBITDA levels and the remaining one-half of his cash bonus and his equity award may be earned in our compensation committee’s discretion. Additionally, upon completion of this offering, Mr. Egner will receive a cash award of $100,000 and will be granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of our common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options will each vest ratably over a four-year period from the date of grant. Mr. Lundmark’s base salary will be increased to $180,000 per year. Mr. Lundmark will be eligible for an annual cash bonus of up to $90,000 and an equity bonus under our 2006 Stock Incentive Plan of options to purchase shares of our common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Lundmark’s cash bonus and one-half of his equity award will be based upon us attaining certain EBITDA levels and the remaining one-half of both his cash bonus and his equity award may be earned in our compensation committee’s discretion. Additionally, upon completion of this offering, Mr. Lundmark will be granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of our common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options will each vest ratably over a four-year period from the date of grant.

Benefit Plans

2006 Stock Incentive Plan

Introduction. Our 2006 Stock Incentive Plan was adopted by the board of directors and approved by the stockholders in November 2006. Our 2006 plan will become effective on the date the underwriting agreement for this offering is signed and will terminate no later than November 27, 2016, unless extended with stockholder approval.

Share Reserve. 450,000 shares of common stock have been authorized for issuance under our 2006 plan. However, no participant in our 2006 plan may receive awards for more than 100,000 shares of common stock per calendar year.

Equity Incentive Programs. Our 2006 plan is divided into three separate components:

•	the discretionary grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of such Common Stock;

•	the stock issuance program, under which eligible individuals may be issued shares of common stock pursuant to restricted stock awards, restricted stock units or other stock-based awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones, or such shares of common stock may be issued through direct purchase or as a bonus for services rendered to us (or any parent or subsidiary); and

•	the automatic grant program, under which awards in the form of stock options and restricted stock units grants will automatically be made at periodic intervals to our eligible non-employee board members.

Eligibility. The individuals eligible to participate in our 2006 plan include our officers and other employees, our non-employee board members and any consultants we hire and any individuals in similar capacities with any of our parent or subsidiary companies.

Administration. The compensation committee of our board will administer the discretionary grant and stock issuance programs. However, our board may, at any time, appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make awards under those two programs to individuals other than executive officers and board members.

The plan administrator will determine which eligible individuals are to receive awards under these two programs, the time or times when those awards are to be made, the number of shares subject to each such award, the vesting, exercise and issuance schedules to be in effect for each such award, the maximum term for which such award is to remain outstanding, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws and the cash consideration payable (if any) for shares issuable under the stock issuance program. The automatic grant program for the non-employee board members will be self-executing, and the plan administrator will have limited authority under that program.

Plan Features. Our 2006 plan will include the following features:

•	The exercise price for options and stock appreciation rights will not be less than the fair market value per share on the grant date. No option or stock appreciation right will have a term in excess of seven years, and each grant will be subject to earlier termination following the recipient’s cessation of service with us. The grants will generally vest and become exercisable in installments over the recipient’s period of continued service.

•	Two types of stock appreciation rights may be granted:

•	Tandem rights which provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (i) the fair market value of the vested shares subject to the surrendered option over (ii) the aggregate exercise price payable for those shares; and

•	Stand-alone rights which allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange a distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate base price in effect for those shares.

•	The appreciation distribution on any exercised tandem or stand-alone stock appreciation right will be made in shares of our common stock.

•	Under the stock issuance program, shares may be issued at a price per share not less than their fair market value, payable in cash or other valid consideration under the Delaware General Corporation Law. Shares may also be issued as a bonus for past services without any cash purchase price required of the recipient. Shares of our common stock may also be issued pursuant to performance share awards or restricted stock units which entitle the recipients to receive those shares, without payment of any cash purchase price, upon the attainment of designated performance goals and/or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those awards or units, including (without limitation), a deferred distribution date following the termination of the recipient’s service with us.

•	The 2006 plan includes the following change in control provisions which may result in the accelerated vesting of outstanding awards:

•	In the event of a change in control, each outstanding award under the discretionary grant program which is not to be assumed by the successor corporation or otherwise continued in effect will automatically vest in full on an accelerated basis. However, the plan administrator will have the authority to grant awards which will immediately vest in the event of a change in control, even if those awards are to be assumed by the successor corporation or otherwise continued in effect.

•	Each award (whether in the form of an option grant or restricted stock units) outstanding under the automatic grant program at the time of a change in control will automatically vest in full on an accelerated basis.

•	The plan administrator will also have complete discretion to structure one or more awards under the discretionary grant program so those awards will vest as to all the underlying shares in the event those awards are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event.

•	Outstanding awards under the stock issuance program may be structured so that those awards will vest immediately upon the occurrence of a change in control event or upon a subsequent termination of the individual’s service with us or the acquiring entity.

•	A change in control will be deemed to occur in the event (i) we are acquired by merger or asset sale or (ii) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from us or the acquisition of outstanding securities held by one or more of our stockholders.

•	In the event of any stock split, stock dividend, spin-off transaction, extraordinary distribution (whether in cash, securities or other property), recapitalization, combination of shares, exchange of shares or other similar transaction affecting our outstanding common stock without our receipt of consideration, equitable adjustments will be made by the plan administrator to (i) the maximum number and/or class of securities issuable under the 2006 Plan, (ii) the maximum number and/or class of securities for which any one person may receive awards under the plan per calendar year, (iii) the number and/or class of securities for which awards may subsequently be made under the automatic grant program to new and continuing eligible non-employee directors, (iv) the number and/or class of securities and the exercise or base price per share in effect under each outstanding award under the discretionary grant and automatic grant programs and (v) the number and/or class of securities subject to each outstanding award under the stock issuance and automatic grant program and the cash consideration (if any) payable per share.

•	The plan administrator may provide one or more individuals holding awards under the 2006 Plan with the right to have us withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise of those options or stock appreciation rights, the issuance of vested shares or the vesting of unvested shares issued to them. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of our common stock in payment of such withholding tax liability.

•	Plan amendments will be subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the stock exchange (or Nasdaq National Market) on which our common stock is at the time primarily traded.

Automatic Option Grant Program. Participation in the automatic option grant program is limited to (i) each individual serving as an eligible non-employee board member the date the underwriting agreement for this stock offering is signed and (ii) any individual who first becomes an eligible non-employee board member on or after such date. For purposes of the program, an eligible non-employee board member is any board member who is not a member, officer, manager, equity holder or other affiliate of H.I.G. Capital LLC, Inc.

Grants under the automatic grant program will be made as follows:

•	Each individual who is serving as an eligible non-employee board member on the date the underwriting agreement for this offering is signed will automatically be granted an option to purchase that number of shares of common stock determined by dividing the sum of thirty thousand dollars by the price per share at which the common stock is to be sold pursuant to this offering (an “IPO grant”).

•	Each individual who first becomes an eligible non-employee board member at any time after the date the underwriting agreement for this stock offering is signed will, on the date such individual joins the board, automatically be granted an option to purchase that number of shares of our common stock determined by dividing the applicable dollar amount by the fair market value per share of our common stock on such date, provided that individual has not previously been in our employ (the “Initial Grant”). The applicable dollar amount will be determined by the plan administrator at the time of each such grant, but in no event will exceed fifty thousand dollars.

•	On the date of each annual stockholders meeting held after the completion of this offering, each eligible non-employee board member who is to continue to serve as a non-employee board member, including each of our current eligible non-employee board members, will automatically be awarded restricted stock units covering that number of shares of our common stock determined by dividing the applicable annual amount by the fair market value per share of our common stock on such date, provided that such individual has served as an eligible director for a period of at least six (6) months (the “Annual Grant”). The applicable annual amount will be determined by the plan administrator on or before the date of the annual stockholders meeting on which those Annual Grants are to be made, but in no event shall exceed thirty thousand dollars.

Any fractional share of common stock resulting from the application of the applicable dollar formula will be rounded up to the next whole share.

Each IPO Grant and Initial Grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of seven years, subject to earlier termination following the eligible non-employee director’s cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share or the fair market value per share, any shares purchased under the option which are not vested at the time of the eligible non-employee director’s cessation of board service. The shares subject to each IPO Grant and Initial Grant will vest in a series of four successive annual installments upon the eligible non-employee director’s completion of each year of board service over the four-year period measured from the grant date. The shares subject to each Annual Grant will vest upon the earlier of the eligible non-employee director’s completion of one year of board service measured from the grant date or his or her continuation in board service until the day immediately preceding the next annual stockholders meeting following the grant date. However, the shares subject to each automatic grant held by an eligible non-employee director (whether in the form of an option grant or restricted stock units) will immediately vest in full upon his or her death or disability while a board member.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of November 1, 2006, information regarding the beneficial ownership of the common stock of the Company before the completion of this offering and shows the number and percentage owned by:

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and executive officers as a group.

	Shares Beneficially Owned Prior to this Offering(1)		Shares Included in this Offering	Shares Included in this Offering Assuming Exercise of Over-Allotment Option	Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option		Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
Beneficial Owner	Number	Percent	Number	Number	Number	Percent	Number	Percent

Directors and Executive Officers
Jeff Bradley	75,451	*	—		75,451	*	75,451	*
David Clark	—	—	—	—	—
Allen Egner	—	—	—	—	—
Steve Lundmark	—	—	—	—	—
Sami Mnaymneh(2)	11,241,303	99.3%	2,450,000	1,305,000	8,791,303	50.05%	7,486,303	42.6%
Matthew Sanford	—	—	—	—	—
Jeffrey Zanarini	—	—	—	—	—
All executive officers and directors as a group (6 persons)(3)	11,316,754	100%	2,450,000	1,305,000	8,866,754	50.5%	7,561,754	43.05%
5% Stockholders
H.I.G. Capital LLC, Inc. and affiliates (4)	11,241,303	99.3%	2,450,000	1,305,000	8,791,303	50.05%	7,486,303	42.6%

*	less than 1%
(1)	Adjusted to reflect our 11.241303 for 1 stock split that occurred on December 5, 2006.
(2)	Mr. Mnaymneh is a director of H.I.G. Capital LLC, Inc. and may be deemed to beneficially own the shares of common stock held of record by H.I.G. Capital LLC, Inc. and its affiliates. Mr. Mnaymneh disclaims beneficial ownership of such shares of common stock except to the extent of any pecuniary interest therein.
(3)	Includes 11,241,303 shares that may be deemed to be beneficially owned by Mr. Mnaymneh, an officer and director of H.I.G. Capital LLC, Inc. Mr. Mnaymneh disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(4)	Mr. Mnaymneh has investment or voting power over the shares held by H.I.G. Capital LLC, Inc. and its affiliates. The address of H.I.G. Capital LLC, Inc. is 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

The Company intends to adopt a policy that all transactions with directors, officers and other affiliates must be on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a person or entity that is not an affiliate of the Company. The policy will include procedures for reviewing and obtaining approval of proposed transactions with affiliates.

Tax Sharing Agreement

On July 6, 2006, we entered into a tax sharing agreement with our wholly-owned subsidiary Claymont Steel and its wholly-owned subsidiary CitiSteel PA, Inc. Pursuant to the terms of this agreement, Claymont Steel will pay to us an amount representing Claymont Steel’s tax liability if Claymont Steel were filing a United States tax return or a state or local tax return as the common parent of a United States federal income tax consolidated group or a state or local consolidated, combined, unitary or similar group, that includes Claymont Steel’s direct or indirect subsidiaries. Payments are to be made to us based on reasonable estimates, as determined by us in good faith, of Claymont Steel’s tax liability as calculated using the method described above. Any excess of payments for a taxable period over Claymont Steel’s actual tax liability using the above calculation method will be returned to Claymont Steel within 10 days following the determination of such excess.

Employment Agreement

In June 2005, we entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley will serve as our Chief Executive Officer until June 10, 2009. Under this agreement, Mr. Bradley receives a base salary of $275,000 per year, and is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA (as defined in the agreement) levels and the remaining $75,000 may be earned in our Board’s discretion. In June 2005, Mr. Bradley was also granted 75,451 shares of our restricted stock representing 0.6667% of our then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date, as defined in the agreement. An additional 12.5% of the shares vest on June 30 of each year if our EBITDA levels equal or exceed targets established by our Board and Mr. Bradley is employed on each applicable vesting date. As of June 30, 2006, 25% of Mr. Bradley’s shares were vested. In the event that we or certain of our affiliates experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

Management Agreement

On June 10, 2005, our wholly owned subsidiary Claymont Steel entered into a management agreement with H.I.G. Capital, LLC, an affiliate of our principal stockholder. Pursuant to the terms of this agreement, H.I.G. Capital will provide management, consulting and financial services to Claymont Steel, subject to the supervision of its Board. In exchange for these services, Claymont Steel will pay H.I.G. Capital an annual management fee of $675,000. In addition to this fee, H.I.G. Capital is also entitled to additional compensation for the introduction or negotiation of any transactions not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any additional compensation is to be determined by good faith negotiations between H.I.G. Capital and Claymont Steel’s Board, except that in the case of a sale of a majority of Claymont Steel’s stock or all or substantially all of its assets to a third party, H.I.G. Capital is entitled to a fee equal to 1% of the aggregate sale transaction value. Claymont Steel has also agreed to reimburse H.I.G. Capital for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party. Upon completion of this offering, we will pay H.I.G. Capital a fee of $4 million, $1 million of which represents a transaction fee payable upon completion of this offering and $3 million of which represents a fee to terminate our obligation to make payments under the management services agreement following the completion of this offering.

Registration Rights

Upon the completion of this offering, affiliates of H.I.G. Capital or its transferees will be entitled to demand the registration of shares of common stock held by them and to include its shares for registration in certain registration statements that we may file under the Securities Act after the completion of this offering. See “Shares Eligible for Future Sale—Registration Rights.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering, and of specific provisions of Delaware law.

General

Prior to the consummation of this offering, we will increase our total authorized number of shares of common stock to 100,000,000 shares.

Immediately following the consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share, the rights and preferences of which may be established from time to time by the board of directors. Upon completion of this offering, there will be 17,566,754 shares of common stock outstanding and no outstanding shares of preferred stock.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.  Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.  Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.  The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock.  Our board of directors will have the authority, without further action by the stockholders, to issue preferred stock in one or more series, and to fix the rights, preferences and privileges of any preferred stock. Any and all of these rights, preferences and privileges may be superior to the rights of the common stock.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated bylaws, the number of directors comprising our board of directors will be as determined from time to time by our board of directors, and only a majority of the board of directors may fix the number of directors. If we are a “controlled company,” we intend to avail ourselves of the controlled company exception under the Nasdaq Global Market rules, which exempts us from certain of the requirements, including that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. Upon the closing of this offering, it is anticipated that we will have seven directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.

Under the Delaware General Corporation Law, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will not make an exception to this rule. In addition, our amended and restated certificate of incorporation and bylaws provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors.

Amendment of Our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

Amendment of Our Bylaws

Our amended and restated bylaws will provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of the board of directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors, officers and employees against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors.  Our certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our first annual meeting of stockholders following the offering; the term of the second class of directors expires at our second annual meeting of stockholders following the offering; and the term of the third class of directors expires at our third annual meeting of stockholders following the offering. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, our directors may only be removed for cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board and Vacancies.  Our bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by the majority vote of our remaining directors in office, except that any vacancy caused by the removal of a director by a majority vote of our stockholders may be filled by a majority vote of our stockholders.

Delaware Anti-takeover Law.  Upon completion of the offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting.  Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock.  The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “PLTE”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock. Prior to this offering, there has been no public market for our common stock. After completion of the offering, there will be 17,566,754 shares of common stock outstanding. Of these shares, the 8,700,000 shares sold in the offering, or up to 10,005,000 shares if the underwriters fully exercises their option to purchase additional shares, will be freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates.

In addition to the shares of our common stock sold in this offering, there will be 8,866,754 shares of our common stock outstanding immediately after this offering. Of these shares, all are restricted securities and may be sold into the public market pursuant to Rule 144 and 144(k) under the Securities Act as described below.

Sales of Restricted Shares

An aggregate of 8,866,754 shares held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 and 144(k) under the Securities Act, which are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

•	no shares will be available for immediate sale on the date of this prospectus;

•	commencing 180 days (or earlier if waived by the underwriters) after the date of this prospectus, the expiration date for the lock-up agreements, 8,810,165 shares will be available for sale pursuant to Rule 144, as further described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a stockholder who has beneficially owned our shares for at least one year, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least three months before the sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

We, our executive officers and directors and all of our stockholders have entered into lock-up agreements with Jefferies & Company, Inc., as representative of the underwriters, under which we have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing

for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Registration Rights

Upon the completion of this offering, affiliates of H.I.G. Capital or its transferees will be entitled to demand the registration of shares of common stock held by them and to include its shares for registration in certain registration statements that we may file under the Securities Act after the completion of this offering.

Demand registration rights require us to prepare and file, at our expense, a registration statement covering the shares subject to the demand. The number of demands that may be made for registration on any appropriate form under the Securities Act, other than on a Form S-3 or any similar short form registration statement, will be limited to five. There is no limit to the number of demands that may be made for registration on a Form S-3, except that we will not be obligated to effect any short form registration within six months after the effective date of a previous long-form registration. We are not obligated to take any action to effect the demand registration rights prior to six months after the date of this prospectus.

If we propose to register our securities under the Securities Act, either for our own account or for the account of other security holders, affiliates of H.I.G. Capital or its transferees will generally be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock in such registration statement. These registration rights will be subject to conditions and limitations, including the right of any underwriters to limit the number of shares included in the registration statement.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This summary describes the principal tax consequences of the ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of our common stock. This summary applies only to purchasers of our common stock that will hold our common stock as a capital asset for tax purposes and does not apply to special classes of holders such as dealers and traders in securities or currencies, holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar (other than Non-U.S. Holders), tax-exempt organizations, certain financial institutions, real estate investment trusts, regulated investment companies, insurance companies, persons that acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, holders liable for the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding our common stock in a hedging transaction or as part of a straddle, conversion, constructive sale transaction or other integrated transaction.

Each holder should consult such holder’s own tax adviser concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in our common stock.

U.S. Holders

In this discussion, references to a “U.S. Holder” are to a beneficial owner of our common stock that is

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Distributions

U.S. Holders will be taxed on distributions on our common stock as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits for U.S. federal income tax purposes. If a U.S. Holder is taxed as a corporation, dividends may be eligible for the 70% dividends-received deduction. The Internal Revenue Code of 1986, as amended, or the Code, contains various limitations upon the dividends-received deduction. U.S. Holders who are corporations should consult their tax advisors with respect to the possible application of these limitations to their ownership or disposition of our common stock in their particular circumstances.

A U.S. Holder generally will not be taxed on any portion of a distribution not paid out of our current or accumulated earnings and profits if its tax basis in our common stock is greater than or equal to the amount of the distribution. However, U.S. Holders will be required to reduce their tax basis (but not below zero) in our common stock by the amount of the distribution, and would recognize capital gain to the extent that the distribution exceeds their tax basis in our common stock. Further, U.S. Holders who are corporations would not be entitled to a dividends-received deduction on this portion of a distribution.

Distributions that individual U.S. Holders receive with respect to our common stock that are dividends for U.S. federal income tax purposes before prior to January 1, 2011 will be subject to taxation as net capital gain at a maximum rate of 15%, provided that certain holding period and other requirements are satisfied.

Taxation of Capital Gains

Upon the sale or other disposition of our common stock, U.S. Holders will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized on the disposition of our common stock and your tax basis in our common stock. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if our common stock has been held for more than one year. Generally, capital gain recognized by an individual U.S. Holder before January 1, 2011 is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

This subsection describes the tax consequences to a “Non-U.S. Holder”. For purposes of this discussion, you are a “Non-U.S. Holder” if you are for United States income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from our common stock.

Taxation of Dividends

Any distributions received in respect of our common stock by a person that is a Non-U.S. Holder, to the extent considered dividends for U.S. federal income tax purposes, generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate specified by an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

If the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to the Non-U.S. Holder’s United States permanent establishment, the dividend will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the withholding tax. In addition, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business or, where a tax treaty applies, are attributable to the Non-U.S. Holder’s U.S. permanent establishment may, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate specified by an applicable income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, the Non-U.S. Holder will be required to provide information concerning the Non-U.S. Holder’s country of residence and entitlement to tax treaty benefits on an appropriate form, currently Internal Revenue Service, or IRS, Form W-8BEN, and may also be required to provide a U.S. taxpayer identification number thereon. However, some payments to foreign partnerships and other fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty or may require provision of IRS Form W-8BEN by the fiscally transparent entity and IRS Form W-BEN by its beneficial owners that are eligible for such reduced rate of withholding. If the Non-U.S. Holder claims exemption from withholding with respect to dividends effectively connected with the Non-U.S. Holder’s conduct of a business within the U.S., the Non-U.S. Holder must provide appropriate certification, currently IRS Form W-8ECI, to us or our paying agent. If the Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

If a distribution exceeds our current and accumulated earnings and profits allocable to the distribution, it will be treated first as a return of the Non-U.S. Holder’s tax basis in the common stock to the extent of the Non-U.S. Holder’s adjusted tax basis in the common stock and then as gain from the sale of a capital asset, which would be taxable as described below. Any withholding tax on distributions in excess of our current and accumulated earnings and profits will be refundable to the Non-U.S. Holder upon the timely filing of an appropriate claim for refund with the IRS.

Taxation of Capital Gains

Generally, Non-U.S. Holders will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock. However, a Non-U.S. Holder will be subject to U.S. federal income tax on the gain if:

•	the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business or, if a tax treaty applies, attributable to the Non-U.S. Holder’s U.S. permanent establishment,

•	the Non-U.S. Holder is an individual who is a former citizen of the United States who lost U.S. citizenship within the preceding ten-year period, or a former long-term resident of the United States who relinquished U.S. residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of U.S. tax, or

•	the Non-U.S. Holder is a non-resident alien individual, the Non-U.S. Holder is present in the U.S. for 183 or more days in the taxable year of disposition and certain other conditions exist.

The Non-U.S. Holder will also be subject to U.S. federal income tax on any gain from the sale of our common stock if we are or have been a “U.S. real property holding corporation” within the meaning of section 897(c)(2) of the Code at any time the Non-U.S. Holder held our common stock, or within the five-year period preceding the sale of our common stock if the Non-U.S. Holder holds our common stock for more than five years. We believe that:

•	we are not now a “U.S. real property holding corporation”,

•	we have not been a “U.S. real property holding corporation” at any time since we were formed, and

•	based on the assumption that the fair market value of the U.S. real property interests of each company in our group will continue to be less than 50 percent of the sum of the fair market value of our real property interests plus the fair market value of any other assets in the United States that are used in a business, we should not be a “U.S. real property holding corporation” in the future.

If we were a “U.S. real property holding corporation” or were to become a “U.S. real property holding corporation,” the Non-U.S. Holder would be subject to U.S. federal income tax on any gain from sale of our common stock if the Non-U.S. Holder beneficially owned, or had owned at any time during the specified five-year period, more than 5% of the total fair market value of the class of stock the Non-U.S. Holder sold.

Information Reporting and Backup Withholding

U.S. Holders

Dividends and proceeds from the sale or other disposition with respect to our common shares paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

Non-U.S. Holders

We generally will be required to report to Non-U.S. Holders and to the IRS the amount of any dividends paid to the Non-U.S. Holder in each calendar year and the amounts of tax withheld, if any, with respect to the dividend payments. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is generally imposed at the current rate of 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on our common stock at a 28% rate unless you certify your non-U.S. status.

Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker will be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, the broker is, for U.S. federal income tax purposes:

•	a U.S. person,

•	a “controlled foreign corporation,”

•	a foreign person, 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

•	a foreign partnership in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting, but not backup withholding, unless:

•	the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or

•	the beneficial owner otherwise establishes an exemption.

Certification will be required in the case of the disposition of shares of our common stock held in an offshore account if the disposition is made through a foreign broker described in the immediately preceding paragraph.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

The foregoing discussion is for general information and is not tax advice. Accordingly, each Non-U.S. Holder of our common stock should consult its tax advisor as to the particular tax consequences to it of owning our common stock, including the applicability and effect of any state, local or foreign income tax laws, and any recent or prospective changes in applicable tax laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 18, 2006, the underwriters named below, for whom Jefferies & Company, Inc. is acting as representative, have severally agreed to purchase, and we and H.I.G. Capital have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Jefferies & Company, Inc.	4,611,000
Morgan Joseph & Co. Inc.	1,740,000
CIBC World Markets Corp.	1,305,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	1,044,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and H.I.G. Capital and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

At our request, the underwriters have reserved up to 312,500 shares of common stock for sale by us at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We and H.I.G. Capital have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Over-Allotment Option

H.I.G. Capital has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,305,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock upon the exercise of the underwriters’ over-allotment option.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.71 per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.10 per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and the proceeds, before expenses, to us and H.I.G. Capital. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Public offering price	$17.00	$17.00	$147,900,000	$170,085,000
Underwriting discounts and commissions paid by us	$1.19	$1.19	$7,437,500	$7,437,500
Underwriting discounts and commissions paid by H.I.G. Capital	$1.19	$1.19	$2,915,500	$4,468,450
Proceeds, before expenses, to us	$15.81	$15.81	$98,812,500	$98,812,500
Proceeds, before expenses, to H.I.G. Capital	$15.81	$15.81	$38,734,500	$59,366,550

We estimate expenses payable by us and H.I.G. Capital in connection with the offering of shares of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $2.0 million.

Indemnification

We and H.I.G. Capital have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers, directors and all of our stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the shares of common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “PLTE”.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters from bidding for and purchasing shares. However, the representative may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of shares of the Company’s common stock and may purchase shares of the Company’s common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Company’s stock or preventing or retarding a decline in the market price of the Company’s stock. As a result, the price of the Company’s stock may be higher than the price that might otherwise exist in the open market.

The representative may also impose a “penalty bid” on underwriters. A “penalty bid” is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to the underwriters in connection with this offering if the shares of common stock originally sold by the underwriters are purchased by the underwriters in a syndicate covering transaction and have therefore not been effectively placed by the underwriters. The imposition of a penalty bid may also affect the price of the shares of common stock in that it discourages resales of those shares of common stock.

Neither we, H.I.G. Capital nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

No Public Market

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the underwriters subject to the applicable provisions of Rule 2720 of the NASD. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Affiliations

The representative or its affiliates have in the past performed and may in the future from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

Jefferies & Company, Inc. acted as the initial purchaser for our offering of the Holdings Notes in July 2006. In addition, in July 2005, Jefferies & Company, Inc. acted as the initial purchaser for the offering by Claymont Steel of its Senior Secured Floating Rate Notes due 2010. In consideration for these services, Jefferies & Company, Inc. received customary cash compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Mayer, Brown, Rowe & Maw LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of CitiSteel USA, Inc. and subsidiary for the year ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 17) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Claymont Steel Holdings, Inc., as of December 31, 2005 and 2004 and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm as stated in their report herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 17) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and this offering, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may obtain copies of the information and documents referenced in this prospectus and included as exhibits to the registration statement at no charge by writing or telephoning us at the following address or telephone number:

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

Attention: Allen Egner, Vice President, Finance

Our wholly-owned subsidiary Claymont Steel files annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding Claymont Steel and other companies that file materials with the SEC electronically.

UNAUDITED PRO FORMA FINANCIAL STATEMENT

The unaudited pro forma financial statement should be read in conjunction with our consolidated financial statements and related notes, and other financial information appearing elsewhere in this offering circular, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Operating Data.”

The unaudited pro forma statements of operations give effect to the acquisition of Claymont Steel on June 10, 2005 (the “Acquisition”), the sale of the $172.0 million of Claymont Steel floating rate notes, the sale of the $75.0 million Holdings Notes and the receipt of proceeds from this offering and the redemption of the Holdings Notes as if they had occurred on January 1, 2005.

The unaudited pro forma statements of operations do not include non-recurring costs of approximately $7.5 million in redemption premiums or non-cash charges of approximately $3.3 million that the Company will incur as a result of redeeming the Holdings Notes with the proceeds from this offering.

The unaudited pro forma balance sheet gives effect to the receipt of the proceeds from this offering and the anticipated redemption of the Holdings Notes.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The pro forma adjustments include an estimate for deferred tax liabilities. The structure of the Acquisition and certain elections that we may make in connection with the Acquisition and subsequent tax filings may impact the amount of deferred tax liabilities that are due and the realization of deferred tax assets. The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The following table summarizes the allocation of the aggregate purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition (amounts in thousands).

As of June 10, 2005
Current assets	$108,517
Property, plant, and equipment	9,578
Intangible assets	7,563

Total assets acquired	125,658

Current liabilities	13,240
Deferred taxes	4,643
Long-term debt	2,298

Total liabilities assumed	20,181

Net assets acquired	$105,477

Of the $7.6 million of acquired intangible assets, $600,000 was assigned to the trade name, which is not subject to amortization. The remaining $7.0 million of acquired intangible assets relate to customer relationships and have a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets.

	Unaudited Pro Forma Balance Sheet as of September 30, 2006
	Successor Company Actual	Adjustments		Adjusted Pro Forma
ASSETS
Cash and cash equivalents	$20,821	$3,743	(1)	$24,564
Accounts receivable, net	36,045	—		36,045
Inventories	42,509	—		42,509
Income taxes receivable	—	2,204	(3)	2,204
Deferred income taxes	1,167	—		1,167
Prepaid expenses	587	—		587

Total current assets	101,129	5,947		107,076

Property, plant and equipment, net	21,954	—		21,954
Intangible assets, net	5,281	—		5,281
Deferred financing fees, net	10,227	(3,305	)(2)	6,922
Deferred taxes	1,936	—		1,936

Total assets	140,527	2,642		143,169

LIABILITIES AND STOCKHOLDER’S DEFICIT
Accounts payable	21,935	—		21,935
Accrued expenses	2,838	—		2,838
Accrued profit sharing	1,776	—		1,776
Accrued interest payable	4,433	(2,719	)(1)	1,714
Income taxes payable	4,512	(4,512	)(3)	—
Due to seller	—	—		—

Total current liabilities	35,494	(7,231)		28,263

Long-term debt	243,763	(75,000	)(1)	168,763
Deferred income taxes	2,049			2,049
Other long-term liabilities	286	—		286

Total liabilities	281,592	(82,231)		199,361

STOCKHOLDER’S DEFICIT:

Common stock		6	(1)	6

Additional paid-in capital		96,806	(1)	96,806
Accumulated deficit	(141,065)	(11,939	)(3)	(153,004)

Total stockholder’s deficit	(141,065)	84,873		(56,192)
Total liabilities and stockholder’s deficit	$140,527	$2,642		$143,169

(1)	Represents the proposed equity offering assuming $106.3 million in gross proceeds and $9.4 million of offering-related expenses. The offering proceeds are applied to redeem the $75 million of Holdings Notes plus $7.5 million in premium and $6,469,000 of interest through January 31, 2007 and to pay an affiliate of our principal stockholder a $4.0 million fee and an employee a $0.1 million bonus.
(2)	Write off of the deferred financing fees associated with the Holdings Notes.
(3)	Represents a total of $18.7 million of payments related to the proposed equity offering, as follows: write-off of the deferred financing fees of $3.3 million; payment of the $4.0 million fee to an affiliate of our principle stockholder; payment of a $0.1 million bonus to an employee; and, payment of the $7.5 million premium and $3.8 million of interest from October 1, 2006 to January 31, 2007 to redeem the Holdings Notes, net of a $6.7 million tax benefit calculated at a 36% effective rate.

	Unaudited Pro Forma Statement of Operations for the Thirty-Nine Weeks Ended September 30, 2006
	Successor Company Actual		Nonrecurring Charges Related to the Acquisition		Holding Co Notes Pro Forma Adjustments		IPO Pro Forma Adjustments(5)		Pro Forma
Sales	$247,706				$—		$—		$247,706
Cost of sales	169,391		—		—		—		169,391

Gross profit (loss)	78,315		—		—		—		78,315
Operating expenses—selling, general and administrative	12,930		(440	)(1)	—		—		12,490

Income (loss) from operations	65,385		440		—		—		65,825

Other income (expense):
Interest and other income	1,909		—		(1,465	)(3)	—		444
Other non-operating (expense) income	139		—		—		—		139
Interest expense	(20,039)		—		(6,063	)(4)	8,989	(6)	(17,113)

Income from continuing operations before material nonrecurring charges or credits directly attributable to the transactions, before income tax	47,394		440		(7,528)		8,989		49,295
Income tax (expense) benefit	(17,782)		(158	)(2)	2,710	(2)	(3,236	)(2)	(18,466)

Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transactions, before income tax	29,612		282		(4,818)		5,753		30,829

Net income per common share
Basic	2.63	(7)	—		—		—		—
Diluted	2.62	(7)	—		—		—		—
Weighted average shares outstanding
Basic	11,248,638		—		—		—		—
Diluted	11,316,754		—		—		—		—
Net income from continuing operations before material nonrecurring charges or credit directly attributable to the transaction per common share—basic	—		—		—		—		1.76
Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transaction net earnings per common share—diluted	—		—		—		—		1.75
Shares outstanding after the offering
Basic	—		—		—		—		17,510,165
Diluted	—		—		—		—		17,566,754

(1)	Represents $135,000 in legal fees related to the registration of the Claymont Steel floating rate notes and charges to compensation expense of $89,000 and $216,000 related to the restricted stock granted to our Chief Executive Officer.
(2)	Represents the tax effect at the 36% effective rate of the pro forma adjustments.
(3)	Represents the reversal of interest income earned on investment securities, which were used to fund dividend payments.
(4)	Represents interest expense and amortization of deferred financing fees for the Holdings Notes.
(5)	Material nonrecurring charges directly related to this offering total $4.1 million and consist of a $4.0 million fee to be paid to an affiliate of our principal stockholder and $0.1 million employee bonus. The tax benefit related to these charges totals $1.5 million.
(6)	Represents the redemption of the Holdings Notes with the offering proceeds and the reduction of interest expense and deferred financing fee amortization.
(7)	Basic and diluted earnings for the successor company have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation have been adjusted to reflect the 11.241303 for 1 stock split that occurred on December 5, 2006.

	Unaudited Pro Forma Statement of Operations for the Thirty-Nine Weeks Ended October 1, 2005
	Predecessor Company Actual	Successor Company Actual		Nonrecurring Charges Related to the Acquisition(1)		Acquisition Related Pro Forma Adjustments		Holding Co Notes Pro Forma Adjustments		IPO Pro Forma Adjustments(10)		Pro Forma
Sales	$128,687	$75,316		$—		$—		$—		$—		$204,003
Cost of sales	78,762	62,941		(14,021	)(2)	(1,171	)(5)	—		—		126,511

Gross profit (loss)	49,925	12,375		14,021		1,171		—		—		77,492
Operating expenses—selling, general and administrative	2,535	4,671		(1,488	)(3)	862	(6)	—		—		6,580

Income (loss) from operations	47,390	7,704		15,509		309		—		—		70,912

Other income (expense):
Interest and other income	228	191		—		(180	)(7)	—		—		239
Other non-operating (expense) income	—	101		—		—		—		—		101
Interest expense	—	(5,868)		—		(13,798	)(8)	(9,095	)(9)	9,095	(11)	(19,666)

Income from continuing operations before material nonrecurring charges or credits directly attributable to the transactions, before income tax	47,618	2,128		15,509		(13,669)		(9,095)		9,095		51,586
Income tax (expense) benefit	(17,583)	(822)		(5,583	)(4)	4,921	(4)	3,274	(4)	(3,274	)(4)	(19,067)

Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transactions, before income tax	30,035	1,306		9,926		(8,748)		(5,821)		5,821		32,519

Net income per common share
Basic	30,035	0.12	(12)	—		—		—		—		—
Diluted	30,035	0.12	(12)	—		—		—		—		—
Weighted average shares outstanding
Basic	1,000	11,241,303		—		—		—		—		—
Diluted	1,000	11,316,754		—		—		—		—		—
Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transaction per common share—basic	—	—		—		—		—		—		1.86
Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transaction net earnings per common share—diluted	—	—		—		—		—		—		1.85
Shares outstanding after the offering
Basic	—	—		—		—		—		—		17,510,165
Diluted	—	—		—		—		—		—		17,566,754

(1)	Material nonrecurring charges directly attributable to the transactions total $15.5 million and relate to the $14.0 million charge to cost of goods sold for the purchase accounting write-up of inventory and the $1.5 million transaction fee. The tax benefit related to these charges totals $5.6 million.
(2)	Represents a charge to cost of goods sold for the purchase accounting write-up of inventory to net realizable value of $14.0 million.
(3)	Represents a transaction fee paid to an affiliate of our principal stockholder related to the Acquisition.
(4)	Represents the tax effect at the 36% effective rate of the pro forma adjustments.
(5)	Represents depreciation expense for fixed assets using opening balance sheet values and useful lives of 15 years for buildings and improvements and 3 to 8 years for furniture, fixtures and equipment.
(6)	Includes: amortization expense of $580,000 for intangible assets; customer relationships are amortized on a straight line basis over a five-year life; and $282,000 of the annual management fee paid to our principal stockholder of $675,000.
(7)	Represents the reversal of interest income earned on investment securities, which were used to fund dividend payments.
(8)	Consists of interest expense and deferred financing fees on acquisition-related debt. Fees are amortized on a straight-line basis over a five-year life, consistent with the term of the notes. The debt is comprised of $168.8 million of floating rate notes, and the $20 million credit agreement.
(9)	Consists of interest expense and deferred financing fees on the $75 million of Holdings Notes.
(10)	Material nonrecurring charges directly related to this offering total $4.1 million and consist of a $4.0 million fee to be paid to an affiliate of our principal stockholder and $0.1 million employee bonus. The tax benefit related to these charges totals $1.5 million.
(11)	Represents the redemption of the pay-in-kind notes with the offering proceeds and the reduction of interest expense and deferred financing fee amortization.
(12)	Basic and diluted earnings for the successor company have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation have been adjusted to reflect the 11.241303 for 1 stock split that occurred on December 5, 2006.

	Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2005
	Predecessor Company Actual	Successor Company Actual		Nonrecurring Charges Related to the Acquisition(1)		Acquisition Related Pro Forma Adjustments		Holding Co Notes Pro Forma Adjustments		IPO Pro Forma Adjustments(10)		Pro Forma
Sales	$128,687	$149,683		$—		$—		$—		$—		$278,370
Cost of sales	78,762	114,136		(14,021	)(2)	(1,171	)(5)	—		—		177,706

Gross profit (loss)	49,925	35,547		14,021		1,171		—		—		100,664
Operating expenses—selling, general and administrative	2,535	8,041		(1,488	)(3)	862	(6)	—		—		9,950

Income (loss) from operations	47,390	27,506		15,509		309		—		—		90,714

Other income (expense):
Interest and other income	228	968		—		(953	)(7)	—		—		243
Other non-operating (expense) income	—	101		—		—						101
Interest expense	—	(11,632)		—		(13,798	)(8)	(12,126	)(9)	12,126	(11)	(25,430)

Income from continuing operations before material nonrecurring charges or credits directly attributable to the transactions, before income tax	47,618	16,943		15,509		(14,442)		(12,126)		12,126		65,628
Income tax (expense) benefit	(17,583)	(6,058)		(5,583	)(4)	5,199	(4)	4,365	(4)	(4,365	)(4)	(24,025)

Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transactions, before income tax	30,035	10,885		9,926		(9,243)		(7,761)		7,761		41,603

Net income per common share
Basic	30,035	0.97	(12)	—		—		—		—		—
Diluted	30,035	0.96	(12)	—		—		—		—		—
Weighted average shares outstanding
Basic	1,000	11,241,303		—		—		—		—		—
Diluted	1,000	11,316,754		—		—		—		—		—
Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transaction per common share—basic	—	—		—		—		—		—		2.38
Net income from continuing operations before material nonrecurring charges or credits directly attributable to the transaction net earnings per common share—diluted	—	—		—		—		—		—		2.37
Shares outstanding after the offering
Basic	—	—		—		—		—		—		17,510,165
Diluted	—	—		—		—		—		—		17,566,754

(1)	Material nonrecurring charges directly attributable to the transactions total $15.5 million and relate to the $14.0 million charge to cost of goods sold for the purchase accounting write-up of inventory and the $1.5 million transaction fee. The tax benefit related to these charges totals $5.6 million.
(2)	Represents a charge to cost of goods sold for the purchase accounting write-up of inventory to net realizable value of $14.0 million.
(3)	Represents a transaction fee paid to an affiliate of our principal stockholder related to the Acquisition.
(4)	Represents the tax effect at the 36% effective rate of the pro forma adjustments.
(5)	Represents depreciation expense for fixed assets using opening balance sheet values and useful lives of 15 years for buildings and improvements and 3 to 8 years for furniture, fixtures and equipment.
(6)	Includes: amortization expense of $580,000 for intangible assets; customer relationships are amortized on a straight line basis over a five-year life; and $282,000 of the annual management fee paid to our principal stockholder of $675,000.
(7)	Represents the reversal of interest income earned on investment securities, which were used to fund dividend payments.
(8)	Consists of interest expense and deferred financing fees on acquisition-related debt. Fees are amortized on a straight-line basis over a five-year life, consistent with the term of the notes. The debt is comprised of $168.8 million of floating rate notes, and the $20 million credit agreement.
(9)	Consists of interest expense and deferred financing fees on the $75 million of Holdings Notes.
(10)	Material nonrecurring charges directly related to this offering total $4.1 million and consist of a $4.0 million fee to be paid to an affiliate of our principal stockholder and $0.1 million employee bonus. The tax benefit related to these charges totals $1.5 million.
(11)	Represents the redemption of the pay-in-kind notes with the offering proceeds and the reduction of interest expense and deferred financing fee amortization.
(12)	Basic and diluted earnings for the successor company have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation have been adjusted to reflect the 11.241303 for 1 stock split that occurred on December 5, 2006.

INDEX TO HISTORICAL FINANCIAL STATEMENTS

Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) and its Subsidiaries

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004	F-4

Consolidated Statements of Operations for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 (As Restated) and 2003 (As Restated)

F-5

Consolidated Statements of Changes in Stockholder’s Equity (Deficit) for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003

F-6

Consolidated Statements of Cash Flows for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003	F-8

Notes to Consolidated Financial Statements as of December 31, 2005 and 2004 and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003

F-9

Unaudited Condensed Consolidated Balance Sheet as of September 30, 2006	F-28

Unaudited Condensed Consolidated Statements of Operations for the 39 Weeks Ended September 30, 2006 and for the period from January 1, 2005 to June 9, 2005 and the period from June 10, 2005 to October 1, 2005

F-29

Unaudited Condensed Consolidated Statements of Cash Flows for the 39 Weeks Ended September 30, 2006 and for the period from January 1, 2005 to June 9, 2005 and the period from June 10, 2005 to October 1, 2005

F-30

Notes to Unaudited Condensed Consolidated Financial Statements for the 39 Week Periods Ended September 30, 2006 and October 1, 2005	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.)

Claymont, Delaware

We have audited the accompanying consolidated balance sheets of Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) (the “Company”) as of December 31, 2005 and December 31, 2004, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and December 31, 2004, and the results of its operations and cash flows for the periods of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 17, the Company restated its earnings per share information disclosed in the accompanying financial statements.

CROWE CHIZEK AND COMPANY LLC

Lexington, Kentucky

July 27, 2006, except for Note 17 as to which the date is October 12, 2006 and Note 19, as to which the date is December 5, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CitiSteel USA, Inc.

Claymont, Delaware

We have audited the accompanying consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year ended December 31, 2003 of CitiSteel USA, Inc. and subsidiary (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17, the accompanying 2003 basic and diluted net earnings per common share have been restated.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

April 18, 2005

(October 12, 2006 as to the effect of the restatement discussed in Note 17)

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(Amounts in thousands, except per share data)

	Predecessor	Successor
	December 31, 2004	December 31, 2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,177	$2,619
Investment securities		68,317
Accounts receivable, less allowance for doubtful accounts of $1,335 and $1,035 for December 31, 2005 and 2004, respectively	30,930	38,745
Inventories	37,068	35,952
Prepaid expenses	1,579	805
Income taxes receivable	236
Deferred income taxes	1,271	1,144

Total current assets	75,261	147,582

Property, plant, and equipment—net	27,012	14,615
Deferred financing costs		7,912
Intangible assets		6,862

Other assets	12

TOTAL ASSETS	$102,285	$176,971

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$12,849	$16,517
Accrued expenses	2,617	3,941
Accrued profit sharing	2,436	2,205
Accrued interest payable		7,167
Due to seller		4,814
Income taxes payable	3,322	1,394

Total current liabilities	21,224	36,038

Long-term debt		170,452
Other long-term liabilities	627	285
Deferred income taxes	4,194	410

Total liabilities	26,045	207,185

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $1 par value—authorized, 500 shares; issued and outstanding, no shares
Series B cumulative preferred stock, $200,000 par value—authorized, 500 shares; issued and outstanding, 166 shares	33,200
Common stock, $0.001 par value and $1 par value, in December 31, 2005 and June 9, 2005 and 2004, respectively—authorized 20,000,000 and issued and outstanding, 11,316,754 shares in 2005 and authorized, issued and outstanding, 1,000 shares in 2004	1
Additional paid-in capital	16,999
(Accumulated deficit) retained earnings	26,740	(30,214)
Accumulated other comprehensive loss	(700)

Total stockholders’ equity (deficit)	76,240	(30,214)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$102,285	$176,971

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND

JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands, except per share data)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004 (As Restated, see Note 17)	2003 (As Restated, see Note 17)
SALES	$149,683	$128,687	$239,556	$108,510

COST OF SALES	114,136	78,762	167,029	109,075

GROSS PROFIT (LOSS)	35,547	49,925	72,527	(565)
OPERATING EXPENSES—Selling, general and administrative	8,041	2,535	8,303	5,579

INCOME (LOSS) FROM OPERATIONS	27,506	47,390	64,224	(6,144)

OTHER INCOME (EXPENSE):
Interest income	968	228	47	3
Interest expense	(11,632)	—	(568)	(900)
Other non-operating income	101	—	147	146

Total other income (expense)	(10,563)	228	(374)	(751)

INCOME (LOSS) BEFORE INCOME TAXES	16,943	47,618	63,850	(6,895)

INCOME TAX (EXPENSE) BENEFIT	(6,058)	(17,583)	(21,881)	147

NET INCOME (LOSS)	$10,885	$30,035	$41,969	$(6,748)

NET EARNINGS PER COMMON SHARE – basic	$0.97	$30,035	$41,081	$(7,484)
NET EARNINGS PER COMMON SHARE – diluted	$0.96	$30,035	$41,081	$(7,484)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	11,241,303	1,000	1,000	1,000
Diluted	11,316,754	1,000	1,000	1,000

PRO FORMA NET EARNINGS PER COMMON SHARE (unaudited)
Basic	0.62
Diluted	0.62

PRO FORMA POST-OFFERING SHARES OUTSTANDING (unaudited)
Basic	17,510,165
Diluted	17,566,754

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005

TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
BALANCE—January 1, 2003	1,000	$1	166	$33,200	$16,999	$(8,481)	$(679)	$41,040

Comprehensive loss:
Net loss						(6,748)		(6,748)
Other comprehensive income (loss):
Unrealized gains on short-term investments							138	138
Minimum pension liability adjustment net of income taxes							(122)	(122)

Total Comprehensive Loss								(6,732)

Predecessor
BALANCE—December 31, 2003	1,000	$1	166	$33,200	$16,999	$(15,229)	$(663)	$34,308

Comprehensive income:
Net income						41,969		41,969
Other comprehensive income (loss):
Adjustment to unrealized gains on short-term investments							(138)	(138)
Minimum pension liability adjustment net of income tax benefit of $78							101	101

Total Comprehensive Income								41,932

Predecessor
BALANCE—December 31, 2004	1,000	$1	166	$33,200	$16,999	$26,740	$(700)	$76,240

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005

TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
BALANCE—January 1, 2005	1,000	$1	166	$33,200	$16,999	$26,740	$(700)	$76,240

Comprehensive loss:
Net income						30,035		30,035
Dividends						(9,267)		(9,267)
Other comprehensive income (loss):
Minimum pension liability adjustment net of income taxes							(517)	(517)

Total Comprehensive Loss								(517)

Predecessor
BALANCE—June 9, 2005	1,000	$1	166	$33,200	$16,999	$47,508	$(1,217)	$96,491

Successor
BALANCE—June 10, 2005	11,316,754	—	—	—	—	—	—	—
Net income						10,885		10,885
Dividends						(41,099)		(41,099)

BALANCE—December 31, 2005	11,316,754	—	—	—	—	$(30,214)	—	$(30,214)

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005

TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
OPERATING ACTIVITIES:
Net income (loss)	$10,885	$30,035	$41,969	$(6,748)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,449	1,816	4,737	4,903
Loss on disposal of equipment			519
Gain on sale of short-term investments			(144)	(146)
Provision for (recoveries of) bad debt	300		258	(574)
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(8,808)	693	(18,459)	976
Income taxes receivable	573	(337)	(236)
Inventories	9,860	5,278	(14,604)	2,290
Prepaid expenses	51	723	(934)	(149)
Accounts payable	8,429	(4,761)	2,328	127
Accrued expenses and profit sharing	1,971	(904)	3,307	(662)
Accrued interest payable	7,167		(68)	(5)
Income taxes payable	69	4,377	3,322
Due to seller	500
Deferred taxes	(5,376)	132	3,001	(147)
Other assets and liabilities	(1,778)	(519)	(52)	(176)

Net cash provided by (used in) operating activities	29,292	36,533	24,949	(311)

INVESTING ACTIVITIES:
Purchase of investment securities	(136,065)	—	—	—
Maturities of investment securities	67,748	—	—	—
Acquisition of property, plant, and equipment	(5,926)	(416)	(1,638)	(1,572)
Purchases of short-term investments	—	—		(245)
Proceeds from sale of short-term investments	—	—	259	276
Business acquisition	(100,825)	—	—	—

Net cash used in investing activities	(175,068)	(416)	(1,379)	(1,541)

FINANCING ACTIVITIES:
Net repayments of line of credit			(16,511)	(871)
Proceeds from note payable—related party				2,500
Repayments of note payable—related party			(3,400)
Proceeds from senior secured notes	25,253
Repayments of senior secured notes	(25,253)
Dividends	(41,099)	(9,267)
Borrowings under senior secured floating rate notes	170,453
Deferred financing costs	(11,986)

Net cash (used in) provided by financing activities	117,368	(9,267)	(19,911)	1,629

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,408)	26,850	3,654	(223)
CASH AND CASH EQUIVALENTS—Beginning of year	31,027	4,177	523	746

CASH AND CASH EQUIVALENTS—End of year	$2,619	$31,027	$4,177	$523

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION— Cash paid during the year for:
Interest	$1,199	$0	$637	$900

Income taxes	$11,411	$13,423	$15,794	$—

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. NATURE OF BUSINESS

Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) (Holdings) is a corporation incorporated in the State of Delaware. Holdings’ results are consolidated with its wholly owned subsidiary Claymont Steel, Inc. and its wholly owned subsidiary, CitiSteel PA, Inc., (collectively the “Company”). Holdings is an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments. The Company manufactures and sells carbon steel plates throughout the eastern and mid-western regions of the United States. Holdings was incorporated on May 19, 2005 and had no activity until the acquisition of Claymont Steel, Inc. on June 10, 2005.

2. BASIS OF PRESENTATION

These financial statements contain consolidated financial statements for Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) (the predecessor company) and for Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) (the successor company) for the periods described below. Consolidated financial statements for Claymont Steel, Inc. are shown for periods prior to the acquisition which took place on June 10, 2005 as of December 31, 2004 and for the years ended December 31, 2004 and 2003 and for the period from January 1 to June 9, 2005. Consolidated financial statements for Claymont Steel Holdings, Inc. are shown for periods subsequent to the acquisition. The consolidated financial statements for Claymont Steel Holdings, Inc. are presented as of December 31, 2005 and for the period from June 10, 2005 to December 31, 2005. No material expenses were incurred on the predecessor company’s behalf by its parent company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the results of operations and financial position of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2005, the Company had two bank accounts with balances in excess of federally insured limits.

Investment Securities—The Company may classify its investment security portfolio into three categories: trading securities, securities available for sale, and securities held for maturity. Fair value adjustments are made to the securities based on their classification with the exception of the held to maturity category. The Company has no investments classified as trading or held to maturity. Investment securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in capital, net of related income tax, under accumulated other comprehensive income. For debt securities, cost is adjusted for amortization of premiums and accretion of discounts which are recorded as adjustments to interest income using the constant yield method. Purchases and sales of investment securities are recorded as of the trade date. Gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts—The Company records accounts receivable at amounts billed to customers net of an allowance for doubtful accounts. The allowance is determined

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

based on historical collection experience and specific customer collection issues. The Company does not charge interest on receivables. Receivables are written off when they are considered uncollectible. No receivables are sold and all trade receivables are related to customer billings. All trade receivables serve as collateral for borrowings under the Company’s credit facility.

Inventories—Inventories include material, labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Property, plant and equipment are depreciated by the straight-line method over the following estimated useful lives:

	Successor	Predecessor
	Years	Years
Buildings and improvements	15–30	31 1/2
Furniture, fixtures and equipment	3–8	5–10

Income Taxes—The Company’s method of accounting for income taxes conforms to Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized (see Note 12).

Long-Lived Assets—The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company’s evaluation considers non-financial data such as changes in operating environment, competitive information, market trends and business relationships. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Fair Value of Financial Instruments—The amounts reported in the consolidated balance sheets for cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities and debt approximate fair value.

Intangible Assets—The Company records intangible assets at fair value and amortizes the assets over their useful lives. The carrying values are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Deferred financing fees—The Company records deferred financing fees at fair value and amortizes the asset over the life of the related debt. The carrying value is evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Revenue Recognition—Revenue from sales, net of discounts, estimated returns and allowances, is recognized when product title and risk of loss pass to the customer at the time of shipment. Returns, discounts and allowances totaled $568,000, $387,000, $1,879,000 and $678,000 for the period of June 10, 2005 to

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

December 31, 2005, January 1, 2005 to June 9, 2005 and in 2004 and 2003, respectively. Shipping and handling fees billed to customers are recorded as revenue and the related costs are recorded to cost of sales.

Comprehensive Income (Loss)—Other comprehensive income or loss items are revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income and reflected as a component of stockholder’s equity, including minimum pension liability adjustments and unrealized gains and losses on investments.

Environmental Remediation—Environmental expenditures that relate to current operations are expensed. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Earnings per Share—The computation of basic earnings per share is based on the weighted average number of shares and common stock units that were outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of restricted stock grants.

Stock Based Compensation—The Company accounts for stock-based compensation under Statement of Financial Accounting Standards (“SFAS”) No. 123R. The Company had no stock based compensation plan or awards for the years ended December 31, 2003 and 2004 and for the period of January 1 to June 9, 2005. The Company granted Jeff Bradley, the Company’s chief executive officer, restricted stock on June 10, 2005. The Company recorded compensation expense of $276,000 for a dividend payment related to the restricted stock award in the period ended December 31, 2005.

Reclassification—The Company reclassified outstanding checks of $4,964,000 and $5,740,000 as of December 31, 2005 and December 31, 2004 from accounts payable, where they were previously shown to cash and cash equivalents. The impact of the reclassification was not material to the consolidated financial statements taken as a whole. No reclassification was necessary in 2003.

New Accounting Pronouncements—The Company adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. The Company recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006. The adoption of SFAS 151 did not have any impact on historical financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS No. 153 effective January 1, 2006 and its adoption did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company adopted SFAS No. 123R on June 10, 2005 and recorded $276,000 of compensation expense related to a dividend payment on restricted stock for the period ended December 31, 2005.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. As a result of the adoption of FIN No. 47, the Company recorded a $550,000 asset retirement liability on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets, including removal and replacement of transformers containing PCB’s and removal of certain contaminated smoke stacks.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN No. 48 on January 1, 2007 and does not anticipate the adoption to have a material impact on its consolidated financial condition or results of operations.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Valuation and Qualifying Accounts—Valuation account balances and activity consist of the following (amounts in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Provision for Sales Returns & Allowances

Predecessor
For the year ended December 31, 2003	$265		$360		$—		$(518)	$107
For the year ended December 31, 2004	$107		$1,360		$—		$(593)	$874
For the period of January 1, 2005 to June 9, 2005	$874		$78		$—		$(706)	$246

Successor
For the period of June 10, 2005 to December 31, 2005	$246		$160		$—		$(239)	$167

Provision for Doubtful Accounts

Predecessor
For the year ended December 31, 2003	$1,351		$435		$—		$(1,009)	$777
For the year ended December 31, 2004	$777		$849		$—		$(591)	$1,035
For the period of January 1, 2005 to June 9, 2005	$1,035	$		$		$		$1,035
Successor
For the period of June 10, 2005 to December 31, 2005	$1,035		$300	$		$		$1,335

Valuation Reserve for Deferred Taxes

Predecessor
For the year ended December 31, 2003	$—		$2,300		$—		$—	$2,300
For the year ended December 31, 2004	$2,300		$(2,300)		$—		$—	$—
For the period of January 1, 2005 to June 9, 2005	$—							$—

Successor
For the period of June 10, 2005 to December 31, 2005	$—		$—		$—		$—	$—

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

4. ACQUISITION

On June 10, 2005, 100% of the outstanding preferred and common shares of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and subsidiary (a wholly owned subsidiary of CITIC USA Holding, Inc.) were acquired for $74,400,000 plus working capital and other adjustments by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments.

The aggregate purchase price was $105,477,000, which included the $74,400,000 paid to CITIC USA Holding, Inc., a working capital adjustment of $19,247,000 and $11,830,000 of acquisition-related costs. The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (amounts in thousands).

Current assets	$108,517
Property, plant, and equipment	9,578
Intangible assets	7,563

Total assets acquired	125,658

Current liabilities	13,240
Deferred taxes	4,643
Accrued pension	2,298

Total liabilities assumed	20,181

Net assets acquired	$105,477

Intangible assets—Of the $7,563,000 of acquired intangible assets, $600,000 was assigned to the trade name which is not subject to amortization. The remaining $6,963,000 of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103,204,000. This negative goodwill, calculated using purchase accounting, was used to reduce the value of property, plant and equipment—reduced by $57,667,000—and intangible assets—reduced by $45,537,000. Intangible asset amortization is expected to total $1,393,000 per year in 2006 through June 30, 2010. The expected future amortization charge and accumulated amortization balances for the years ended December 31 are (amounts in thousands):

	Amortization Expense	Accumulated Amortization
2006	1,393	2,184
2007	1,393	3,577
2008	1,393	4,970
2009	1,393	6,363
2010	600	6,963

Unaudited Supplemental Pro Forma Results

The following table presents Pro Forma unaudited information as if the acquisition had occurred at the beginning of 2005 and 2004. The Pro Forma information includes adjustments for interest expense on the notes,

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

amortization of intangible assets arising from the acquisition, depreciation expense on the basis of the acquired assets, transaction fees and management fees related to the acquisition and the related income tax effects. The Pro Forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

	Pro Forma 2005	Pro Forma 2004
Sales	$278,370	$239,556
Income from operations	$75,205	$64,978
Net income	$31,677	$29,258
Net earnings per common share-basic	$2.82	$2.60
Net earnings per common share-diluted	$2.80	$2.59

5. BUSINESS SEGMENT DATA

The Company operates one business segment, the production and sale of steel plates. As a result, all assets, operating revenues, operating income and net income shown in the Company’s consolidated financial statements relate to this business segment. No one customer accounts for more than 7% of operating revenue.

Net sales by geographical area are presented below (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
United States	$137,645	$115,759	$204,826	$95,520
Canada	12,038	12,928	34,730	12,990

	$149,683	$128,687	$239,556	$108,510

6. SHORT-TERM INVESTMENTS

Investment securities available for sale at December 31, 2005 are as follows (amounts in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. agency obligations maturing on March 21, 2006	$68,317	$—	$—	$68,317

During 2003, Metals USA was ordered to pay the Company 61,030 shares of Metals USA common stock for full dissolution of $1,128,000 owed by Metals USA to the Company for which the Company had a full reserve. Based on receipt of the stock and some subsequent sales and changes in fair value of the stock, the Company recognized a realized gain of $91,000 and an unrealized gain of $144,000 in the year ended December 31, 2003. At December 31, 2003, the Company held 25,130 shares which were subsequently sold in February 2004, generating a gain of $144,000 in 2004.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

7. INVENTORIES

Inventories, net of any reserves, consist of the following (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Raw materials	$5,256	$7,491
Work-in-process	10,928	13,296
Finished goods	12,635	11,179
Supplies	5,844	5,102
Parts	1,289	—

	$35,952	$37,068

8. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Land and land improvements	$1,728	$6,836
Buildings	1,892	7,047
Furniture, fixtures, and equipment	11,885	87,637

Total	15,505	101,520
Accumulated depreciation	(890)	(74,508)

Net property, plant, and equipment	$14,615	$27,012

Depreciation charged to operating expense amounted to $890,000, $1,816,000, $4,737,000 and $4,903,000 for the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and for the years ended December 31, 2004 and 2003. During 2004, the Company wrote off equipment with a net book value of $519,000.

9. LINE OF CREDIT

The Company entered into a Loan and Security Agreement (“Agreement”) with a bank on January 10, 1994. The eleventh amendment to the Agreement was issued effective March 31, 2004. This amendment reduced the maturity date to February 28, 2005, retroactively waives any Event of Default occurring up to the date of the amendment, deletes certain restrictive covenants, and resets certain covenant requirements for future periods. Under the eleventh amendment to the Agreement, the Company has a line of credit with the bank allowing the Company to borrow amounts based on a percentage of eligible accounts receivable and inventory with a maximum borrowing limit as of December 31, 2004 of $21,108,000 and a sublimit of $2,500,000 for letters of credit. The amount available under the line of credit was $20,216,000 at December 31, 2004. Under the terms of the Agreement, cash remittances are required to be deposited in a lockbox account and accordingly, the line of credit has been classified as current. The line of credit bears interest at a prime rate plus 1% (6.25% at

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

December 31, 2004). The weighted average interest rate was 5.3%. The average amount outstanding on the line of credit in 2004 was $8,367,000. The weighted average interest rate for the revolving credit facility for June 10, 2005 to December 31, 2005 was 6.6%. The average amount outstanding on the revolver was $9,370,000.

The line of credit is collateralized by receivables, inventory, equipment, deposit accounts, investments and proceeds of all the foregoing. The loan agreement contains certain restrictive covenants relating to capital expenditures, working capital, net worth, payment of cash dividends, net income and certain financial ratios. These restrictive covenants were amended or deleted pursuant to the fourth amendment to the Agreement dated July 28, 1999, the fifth amendment dated January 12, 2000 (retroactive to December 31, 1999), the sixth amendment dated July 5, 2000, the seventh amendment dated December 1, 2000, the eighth amendment dated February 1, 2001, the ninth amendment dated April 16, 2002, the tenth amendment dated May 13, 2003, and the eleventh amendment dated March 31, 2004.

As of December 31, 2004 the Company had no borrowings against the line of credit and outstanding standby letters of credit in the aggregate amount of $892,000. The Agreement expired on February 28, 2005 and was not renewed.

In conjunction with the acquisition transaction in June 2005, described in Note 3, the Company established a $70 million Bank Debt Facility with U.S. Bank National Association (“US Bank”) comprised of a $15 million Term A Loan and a $55 million maximum available revolver. The Bank Debt Facility was repaid on August 25, 2005 and replaced with a new $20 million revolving credit facility with US Bank under which the Company may borrow, repay and reborrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the respective maximum available revolver amounts shown above. The revolving facility matures on August 25, 2008. Interest is payable on the first of every month at the Company’s option of U.S. Bank’s prime rate or LIBOR plus 1.75%. The interest rate is subject to increase should the Company’s excess revolving credit availability, calculated in accordance with the loan agreement, decrease below predetermined levels. There was no amount outstanding under the revolving credit facility at December 31, 2005 and the interest rate was 7.25%. The Revolving Credit Facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At December 31, 2005 the Company was in compliance with the covenants. The Company violated a covenant related to capital expenditures by $842,000. This violation was subsequently waived by the bank on April 21, 2006. CitiSteel PA, Inc. guaranteed payment of the revolving credit facility and letters of credit.

10. LONG-TERM DEBT

In conjunction with the acquisition transaction in June 2005, the Company established a $70,000,000 Bank Debt Facility—comprised of a $15,000,000 Term A Loan and a $55 million maximum available revolver—and issued $25,253,000 of Senior Secured Notes.

On August 25, 2005 Claymont Steel, Inc. issued $172,000,000 of Senior Secured Floating Rate Notes described below. The proceeds of the Notes were used to repay all of outstanding debt, including the Senior Secured Notes, Term A Loan and the revolver referenced above. The Company also entered into a new credit agreement for a $20 million senior revolving credit described below. The balance of the proceeds were used to pay a $108,725,000 dividend on August 25, 2005 to Claymont Steel Holdings, Inc. and pay fees and expenses relating to the transaction.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The Company expensed $2.9 million of deferred financing fees in August 2005 relating to the repayment of the Bank Debt Facility and the Senior Secured Notes.

The Senior Secured Floating Rate Notes due 2010—Under the senior secured floating rate notes, the Company borrowed $172,000,000 on August 25, 2005. The notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The interest rate for the first interest payment period on March 1, 2006 is 11.6%. The Notes were issued at a 1% discount to face value. The discount is being amortized over the expected life of the Notes.

The notes contain certain financial covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the senior secured floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. The Company is required to register the Notes with the Securities and Exchange Commission within 180 days after issuance by filing an S-4 and have the offering declared effective within 90 days after filing. CitiSteel PA, Inc. guaranteed payment of the notes.

The senior secured floating rate notes are secured by a lien on substantially all the assets of the Company.

Long-term debt at December 31, 2005 consists of the following (amounts in thousands):

2005
Revolving Credit Facility due August 25, 2008	$0
Secured floating rate notes, due August 25, 2010, net	170,452

170,452
Less current portion of long-term debt	0

$170,452

Future maturities of long-term debt totals $172,000,000 for the year ended December 31, 2010.

The Company incurred fees and expenses in connection with arranging the Revolving Credit Facility and the Senior Secured Floating rate Notes of $8.7 million in August 2005. This amount has been deferred and included on the statement of financial condition. The Company is amortizing the fees and expenses over the expected life of the debt.

11. STOCKHOLDER’S TRANSACTIONS

Preferred Stock—The rights, preferences and dividend rates of the preferred stock are to be set by the Company’s Board of Directors. As of December 31, 2004, these rights, preferences and dividend rates have not been set.

Series B Cumulative Preferred Stock—The Company’s Board of Directors has authorized the issuance of up to a maximum of 500 shares of Series B preferred stock with a par value of $200,000 per share. Dividends are payable on a quarterly basis at a rate of 100 basis points above LIBOR (effective rate is 2.7% at

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

December 31, 2004, 2.2% at December 31, 2003, and 2.4% at December 31, 2002) and are cumulative from the date of issue. The stock is nonvoting and redeemable at any time at the option of the Company at par value plus accumulated dividends.

At June 9, 2005, December 31, 2004 and 2003 all Series B cumulative preferred stock was held by CITIC USA Holding, Inc. and approximately $0, $9,266,789 ($55,824 per share) and $8,379,000 ($50,476 per share), respectively of cumulative undeclared dividends were in arrears. In February 2005, the Company made a payment of $9,266,789 from outstanding dividends paying all cumulative undeclared dividends at December 31, 2004. All cumulative undeclared dividends were forgiven by the CITIC USA Holding at June 9, 2005.

On June 10, 2005, in concert with the acquisition, all preferred stock was cancelled.

Common Stock—The Company had 1,000 shares of common stock, par value $1.00 per share, outstanding at December 31, 2004. The Company has 11,316,754 shares of common stock, par value $0.01 per share outstanding at December 31, 2005. On September 23, 2005 a dividend of $41,375,000 ($3.66 per share) was paid by Holdings to its shareholders. $276,000 of this dividend was paid to Jeff Bradley, the Company’s Chief Executive Officer, and was charged to compensation expense.

Claymont Steel Inc.’s senior secured floating rate notes generally prohibit Claymont Steel, Inc. from paying dividends in excess of 25% of the cumulative consolidated net income earned during the period beginning on the first day of the first fiscal quarter after September 1, 2007 and ending on the last day of Claymont Steel Inc.’s most recent fiscal quarter ending prior to the date of the dividend. These agreements also permit the payment of dividends from the proceeds of equity issuances and up to $2.0 million from other sources.

In April 2002, the Company received a loan from CITIC USA Holding in the amount of $1,000,000, bearing interest at the rate of 2.5%. In 2003, the loan commitment was increased to $4,000,000. As of December 31, 2003, $3,400,000 remained outstanding on this note and $900,000 was outstanding at the end of 2002. The loan was repaid in full during 2004.

Management Agreement—On June 10, 2005 the Company entered into a management agreement with H.I.G. Capital, LLC, an affiliate of the Company’s 99% stockholder. Pursuant to the term of this agreement, H.I.G. Capital will provide management, consulting and financial services to the Company, subject to the supervision of the Company’s Board. In exchange for these services the Company will pay H.I.G. Capital an annual management fee of $675,000. In addition to the fee, H.I.G. Capital is also entitled to additional compensation for the introduction or negotiation of any transaction not in the ordinary course of business or pursuant to which the Company acquires or disposes of any business operations. The amount of any such additional compensations shall be determined by good faith negotiations between H.I.G. Capital and the Company’s Board, except in the case of a sale of a majority of the Company’s stock or all or substantially all of the Company’s assets to a third party, in which event H.I.G. Capital is entitled to a fee equal to 1% of the aggregate sale transaction value. The Company has also agreed to reimburse H.I.G. Capital for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party. Management fees of $338,000 were paid in 2005. The expected future management fees are:

(dollars in thousands)
2006	$675
2007	675
2008	675
2009	675
2010	675
Thereafter	3,037

Total	$6,412

The Company paid $340,000 in directors fees to the former board of directors in connection with the acquisition.

The Company entered into a 12-month management services agreement with CITIC as part of the acquisition for the provision of services by a certain executive. The agreement calls for total payments of $551,000 plus a contingent payment of $500,000 if the Company achieves a certain level of earnings. The Company met the earnings threshold and accrued for the $500,000 payment on the December 31, 2005 balance sheet in due to seller. The Company made the year-end payment in March 2006. During the period from June 10, 2005 to December 31, 2005, the Company paid $230,000 to CITIC for services under this agreement.

During 2004, the Company paid management fees and rent expense amounting to $600,000 and $60,000 to a related party. During the period of January 1 to June 9, 2005 the Company paid no management fees. During the period of June 10 to December 31, 2005 the Company paid $737,000 to CITIC for services pursuant to a management agreement with CITIC.

12. INCOME TAXES

The Company is a wholly owned subsidiary of Holdings and is included in Holdings’ consolidated tax returns. The predecessor company participated in a tax sharing agreement with CITIC whereby consolidated income tax expense or benefit was allocated to the predecessor company based on the proportion of the predecessor company’s taxable income or loss to CITICs’ consolidated total. CITIC was obligated to make payment to the predecessor company with respect to any tax benefit derived by CITIC from the inclusion of the predecessor company in the consolidated federal income tax return.

The income tax expense (benefit) consists of the following (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Current:
Federal	$9,573	$15,082	$16,291	$—
State	1,861	2,369	2,589

Total current	11,434	17,451	18,880	—
Deferred—federal and state	(5,376)	132	3,001	(147)

Total	$6,058	$17,583	$21,881	$(147)

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The tax effects of temporary differences are as follows (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Deferred tax assets—current:
Accounts receivable	$518	$402
Sales allowances	65	339
Employee-related costs	160	306
Accrued environmental costs	144
Litigation accrual		56
Other	257	168

Total deferred tax assets—current	1,144	1,271
Deferred tax assets (liabilities)—noncurrent:
Property and equipment	2,248	(3,685)
Intangible assets	(2,658)
Minimum pension liability		(509)

Total deferred tax assets (liabilities)—noncurrent	(410)	(4,194)

Net deferred tax assets (liabilities)	$734	$(2,923)

At December 31, 2003, the Company had approximately $15,500,000 of federal net operating loss carryforwards available under the tax sharing agreement with CITIC USA Holding, Inc. During 2004, the Company generated sufficient income on a separate company basis to utilize the current year tax benefit. For state tax purposes, where the Company does not file on a consolidated basis, existing state net operating loss carryforwards were approximately $9,603,000 as of December 31, 2003. These losses were fully utilized during 2004.

A reconciliation of the federal statutory tax rate to the total provision (benefit) for income taxes is as follows (dollar amounts in thousands):

	Successor		Predecessor
	June 10 to December 31, 2005		January 1 to June 9, 2005		2004		2003
	Amount	%	Amount	%	Amount	%	Amount	%
Taxes computed at statutory rate	$5,930	35	$16,666	35.00	$22,348	35.00	$(2,344)	34.00
State income taxes—net of federal income tax benefit	613	3.62	1,533	3.22	1,871	2.93
Change in valuation allowance					(2,299)	(3.60)	2,300	33.36
Other—net	(485)	(2.86)	(616)	(1.29)	(39)	(0.06)	(103)	(1.49)

Provision for income taxes	$6,058	35.76	$17,583	36.93	$21,881	34.27	$(147)	(2.13)

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

13. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. Pension benefits are based on years of service and annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

The measurement dates for the following table are December 31 of each year. The change in benefit obligation and the change in plan assets for 2005 show the change for the successor company and cover the period from June 10, 2005 to December 31, 2005. The following table sets forth the plan’s status and the amounts recognized on the balance sheets at December 31, 2005 and 2004 (amounts in thousands):

	December 31, 2005	December 31, 2004
Actuarial present value of benefit obligation, accumulated benefit obligation, including vested benefits of $9,573 and $8,317 for December 31, 2005 and 2004	$9,573	$8,143

Change in projected benefit obligation:
Projected benefit obligation at the beginning of the year	$9,607	$7,772
Service cost	409	548
Interest cost	366	473
Actuarial loss	81	242
Benefits paid	(108)	(163)

Projected benefit obligation at the end of the year	$10,355	$8,872

Change in plan assets:
Fair value of plan assets at the beginning of the year	$7,400	$6,268
Employer contributions	2,304	803
Actual return on plan assets	619	608
Benefits paid	(108)	(163)

Fair value of plan assets at the end of the year	$10,215	$7,516

Net amount recognized:
Funded status	$(140)	$(1,356)
Unrecognized net loss	(146)	1,873
Unrecognized transition obligation and prior service cost		5

Net amount recognized	$(286)	$522

Amounts recognized on the balance sheets at December 31, 2005 and December 31, 2004 consist of (amounts in thousands):

	December 31, 2005	December 31, 2004
Accrued benefit cost	$(286)	$(627)
Intangible assets		5
Accumulated other comprehensive income		1,144

Net amount recognized	$(286)	$522

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The components of net periodic pension cost for the period of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003 are as follows (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Service cost	$409	$194	$548	$476
Interest cost	366	176	473	411
Expected return on plan assets	(392)	(219)	(532)	(415)
Amortization of transition obligation			6	6
Amortization of gain and loss and prior year costs		25	63	64

Net periodic pension cost	$383	$176	$558	$542

Additional Information:

	Successor	Predecessor
	December 31, 2005	June 9, 2005	2004	2003
Increase (decrease) in minimum liability included in other comprehensive income	$0	$0	$(23)	$122

	Successor	Predecessor
	December 31, 2005	June 9, 2005	2004	2003
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.70%	5.75%	6.00%	6.25%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:
Discount rate	5.70%	6.25%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	3.0	3.0
Minimum required contribution	$0	$610

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Plan assets at December 31, 2005 and December 31, 2004 are as follows:

	Successor	Predecessor
	2005	2004
Equity securities	45%	56%
Bonds—fixed income	39	41
Money market funds	16	3

	100%	100%

Investment Policy and Strategy—The policy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the allocations stated above. The assets will be reallocated quarterly to meet the above target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Determination of Expected Long-term Rate of Return—The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 12% over the long-term, while cash and fixed income are expected to return between 5% to 7%.

Expected employer contributions for the year ended December 31, 2006	$0
Estimated future benefit payments reflecting expected future service for (amounts in thousands):
2006	$208
2007	263
2008	302
2009	340
2010	385
2011–2015	2,732

The expected employer contribution for the year ended December 31, 2006 is $0 because the Company made a contribution of $2,304,000 in 2005, which was in excess of the required contribution.

Claymont Steel, Inc. 401(k) Plan—The Company has a tax-deferred 401(k) savings plan which covers substantially all full-time employees. The Company’s contribution to the plan, which is computed based on a percentage of employee compensation, was approximately $118,000, $88,000, $212,000, and $211,000 for the periods of June 10 to December 31, 2005 and January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Profit Sharing Plans—The Company has executive and employee profit sharing plans. Awards are determined based on meeting certain performance measures as defined in the plans. As of December 31, 2005, June 9, 2005 and December 31, 2004 the Company has accrued for awards amounting to $2,205,000, $1,028,000 and $2,436,000, respectively. There were no awards made under these plans in 2003.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

14. EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share – basic and diluted (in thousands, except earnings per share):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004 (As Restated- see Note 17)	2003 (As Restated- see Note 17)
Weighted average common shares outstanding	11,241,303	1,000	1,000	1,000
Dilutive effect of outstanding restricted stock	75,451	—	—	—

Weighted average common and common equivalent shares outstanding	11,316,754	1,000	1,000	1,000

Net earnings per common share—basic	$0.97	$30,035	$41,081	$(7,484)

Net earnings per common and common equivalent share— diluted	$0.96	$30,035	$41,081	$(7,484)

Net income (loss)	$10,885	$30,035	$41,969	$(6,748)
Accrued dividends on cumulative preferred stock	—	—	$(888)	$(736)

Net earnings (loss) available for common shares	$10,885	$30,035	$41,081	$(7,484)

15. COMMITMENTS AND CONTINGENCIES

Service Agreements—The Company maintains an agreement with an independent contractor to perform surface conditioning for slabs produced by the Company. Under the agreement, the Company is required to make minimum monthly payments for the availability of the equipment as well as additional monthly amounts depending on the actual net tonnage of slabs conditioned. The minimum monthly payments are subject to semi- annual cost adjustments based on labor and material factors. The initial term of the agreement was five years, commencing February 1991. Since then, the agreement has been renewed in 1996, 2001, 2003 and more recently, in 2004 with an expiration date of July 31, 2007. Monthly payments made by the Company approximated $182,000, $127,000, $305,000, and $299,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the years ended December 31, 2004 and 2003, respectively. Additional payments relating to the actual net tonnage of slabs conditioned amounted to approximately $727,000, $556,000, $1,434,000, and $1,190,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the years ended December 31, 2004 and 2003, respectively. As a part of the service agreement, certain equipment has been committed for use by the Company. The Company is accounting for this component of the agreement as an operating lease. The estimated future minimum payments under the service agreement are approximately $312,000 and $182,000 in 2006 and 2007, respectively.

The Company also has an agreement with an outside service company to provide vaporized liquid products to the Company for the ten-year period which ran through January 31, 2003. The agreement has been extended through January 31, 2008. Under the terms of the agreement, the Company is required to pay monthly amounts based on the total standard cubic foot of product provided by the service company. The agreement is subject to price adjustments. Payments made by the Company under the agreement approximated $1,778,000, $1,398,000, $3,393,000, and $2,488,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003, respectively.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Litigation and Environmental—The Company had been requested by the State of Delaware to investigate part of its site for the existence of potential hazardous substances. The Company has submitted the requested information to the State of Delaware and has received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

As of June 9, 2005 and December 31, 2004, the Company was involved in litigation related to the death of a contractor’s employee who was working on the Company’s premises at the time the accident occurred. The litigation was settled in November 2005. The settlement was funded entirely by insurance proceeds and the Company has no continuing liability for this matter.

As part of the acquisition of the Company from CITIC USA Holding, Inc. and pursuant to the Purchase Agreement the Company is required to pay CITIC monies subsequent to the closing date related to a working capital adjustment and the settlement of a specifically calculated tax liability. The parties agreed to settle the working capital adjustment for $14.9 million. The Company paid CITIC $8.0 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. The Company estimates the tax liability to be $4.3 million and has recorded the liability on its balance sheet as of December 31, 2005. CITIC contends that the $8.0 million payment made in June 2005 relates to the tax liability and not to the working capital adjustment and filed suit on October 14, 2005 in Delaware asking for an additional $8.0 payment to be made to settle the working capital adjustment. The suit also asks the court to require the Company to pay an additional $3.2 million to settle the tax liability. The Company believes that the issue between the two parties relates to the timing of the payments for the working capital adjustment and the tax liability and will not involve any payments above the $4.3 million accrued on its balance sheet.

In addition, certain claims and suits have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on the consolidated financial position or results of operations of the Company if disposed of unfavorably.

16. SUBSEQUENT EVENTS

On May 3, 2006, $1.89 million of Senior Secured Floating Rate Notes were repurchased by the Company pursuant to the Excess Cash Flow covenant for the period ending December 31, 2005.

On June 14, 2006 Holdings paid a $69.6 million dividend ($6.15 per share) to its stockholders.

On July 6, 2006, Holdings issued $75 million of Senior Secured Pay-In-Kind Notes due in 2010. Interest on the Notes accrues at 15.0% and is payable semi-annually in arrears on April 1 and October 1 commencing on April 1, 2007. The Company may, at its option, for the first two interest payment dates only, pay interest by the issuance of additional Notes.

The indenture governing the senior secured pay-in-kind notes restricts Holdings’ ability to pay dividends to its equity holders and the indenture governing the senior secured floating rate notes issued by our subsidiary Claymont Steel, Inc. and the credit agreement governing Claymont Steel’s revolving credit facility impose restrictions on its ability to pay dividends to its equity holders.

The senior secured pay-in-kind notes generally prohibit Holdings from paying dividends in excess of 25% of cumulative consolidated net income earned during the period beginning on the first day of the fiscal quarter after September 1, 2007 and ending on the last day of Holdings’ most recent fiscal quarter ending prior to the date of the dividend.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

On July 13, 2006, Holdings paid a $71.2 million dividend ($6.29 per share) to its stockholders.

Unaudited

On August 3, 2006, Holdings changed its name from CitiSteel USA Holdings, Inc. to Claymont Steel Holdings, Inc. and CitiSteel USA, Inc. changed its name to Claymont Steel, Inc. The name change was made to establish a separate corporate identity from CITIC. As a result of the name change, the Company will write off the value of the trade name included in its intangible assets.

On September 6, 2006, the CITIC litigation regarding the working capital adjustment in connection with the acquisition was settled for $6.2 million. The difference between the $6.2 million settlement and the $4.3 million reserve will be charged to expense in September 2006.

17. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

In September 2006, management determined that net earnings per share in previously filed consolidated financial statements needed to be restated.

In the previous computation of net earnings per share, the Company failed to include the preferred dividend requirement of the predecessor company’s Series B Cumulative Preferred Stock of $736,000 and $887,789 for the years ended December 31, 2003 and 2004, respectively.

The restatement does not have any effect on net income, cash flows, financial position or liquidity.

A summary of the effects of the restatement is as follows:

	Year Ended December 31, 2004		Year Ended December 31, 2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
Net earnings per common share-basic	$41,969	$41,081	$(6,748)	$(7,484)
Net earnings per common share-diluted	$41,969	$41,081	$(6,748)	$(7,484)

18. PRO FORMA EARNINGS PER SHARE (unaudited)

Pro forma earnings per share is as follows:

For the period of June 10 to December 31, 2005
Pro forma net earnings per common share—basic	$0.62
Pro forma net earnings per common share—diluted	0.62
Pro forma shares outstanding—basic	17,510,165
Pro forma shares outstanding—diluted	17,566,754

The pro forma shares include the number of shares anticipated to be issued in the offering the proceeds of which are deemed to fund dividends declared from October 1, 2005 to September 30, 2006 in excess of earnings during that period. The Company had a shortfall of earnings in the period of October 1, 2005 to September 30, 2006 to dividends declared during that period of $101.5 million. As the shortfall exceeds the proceeds of the proposed offering, the entire number of shares to be issued in the offering are included in the pro forma earnings per share calculation.

19. STOCK SPLIT

The Company’s board of directors authorized and the Company effected an 11.241303 for 1 stock split (in the form of an 11.241303 for 1 share stock dividend) on December 5, 2006. All references to shares of common stock for the successor company in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect the effect of this stock split on a retroactive basis as if it had occurred on June 10, 2005.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS OF SEPTEMBER 30, 2006

(Amounts in thousands, except per share data)

September 30, 2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,821
Accounts receivable, net	36,045
Inventories	42,509
Prepaid expenses	587
Deferred income taxes	1,167

Total current assets	101,129
Property, plant and equipment, net	21,954
Deferred financing costs	10,227
Deferred income taxes	1,936
Intangible assets, net	5,281

Total assets	$140,527

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$21,935
Accrued expenses	2,838
Accrued profit sharing	1,776
Accrued interest payable	4,433
Income taxes payable	4,512

Total current liabilities	35,494
Long-term debt	243,763
Other long-term liabilities	286
Deferred income taxes	2,049

Total liabilities	$281,592

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value – 11,316,754 shares issued and outstanding
Accumulated deficit	(141,065)

Total stockholders’ deficit	(141,065)

Total liabilities and stockholders’ deficit	$140,527

See notes to condensed consolidated financial statements (unaudited).

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 9, 2005 AND THE PERIOD FROM JUNE 10, 2005 TO OCTOBER 1, 2005

(Amounts in thousands, except per share data)

	Thirty-Nine Weeks Ended Successor Company September 30, 2006	Predecessor Company January 1 to June 9, 2005	Successor Company June 10 to October 1, 2005
SALES	$247,706	$128,687	$75,316

COST OF SALES	169,391	78,762	62,941

Gross Profit	78,315	49,925	12,375

Operating expenses—selling, general and administrative	12,930	2,535	4,671

INCOME FROM OPERATIONS	65,385	47,390	7,704

Other income (expense):
Interest income	1,909	228	191
Interest expense	(20,039)	—	(5,868)
Other non-operating income	139	—	101

Total other income (expense)	(17,991)	228	(5,576)

INCOME BEFORE INCOME TAXES	47,394	47,618	2,128
INCOME TAX EXPENSE	17,782	17,583	822

NET INCOME	$29,612	$30,035	$1,306

NET EARNINGS PER COMMON SHARE – basic	$2.63	$30,035	$0.12
NET EARNINGS PER COMMON SHARE – diluted	$2.62	$30,035	$0.12

WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic	11,248,638	1,000	11,241,303
Diluted	11,316,754	1,000	11,316,754

PRO FORMA EARNINGS PER COMMON SHARE

Basic	1.69
Diluted	1.69

PRO FORMA POST-OFFERING SHARES OUTSTANDING

Basic	17,510,165
Diluted	17,566,754

See notes to condensed consolidated financial statements (unaudited).

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 9, 2005 AND THE PERIOD FROM JUNE 10, 2005 TO OCTOBER 1, 2005

(Amounts in thousands)

	Successor	Predecessor	Successor
	Nine Months (39 weeks) Ended September 30, 2006	January 1 to June 9, 2005	June 10 to October 1, 2005
OPERATING ACTIVITIES:
Net income (loss)	$29,612	$30,035	$1,306
Adjustment to reconcile net income:
Depreciation & amortization	5,173	1,816	3,199
Deferred taxes, net	(320)	132	(4,383)
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	2,700	693	2,114
Inventory	(6,557)	5,278	7,287
Prepaid expenses	218	723	8
Income taxes receivable	—	(337)	(4,906)
Accounts payable	5,418	(4,761)	8,358
Accrued interest payable	(2,734)		2,073
Accrued taxes	3,118	4,377	(1,254)
Accrued liabilities	(1,103)	(904)	(1,104)
Accrued profit sharing	(429)	—	840
Due to seller	(4,814)	—	—
Other long term liabilities	—	(519)	(2,054)

Net cash provided by (used in) operating activities	30,282	36,533	11,484

INVESTING ACTIVITIES:
Purchase of investment securities	(207,757)
Maturity of investment securities	276,074	—	—
Capital expenditures	(8,772)	(416)	(926)
Purchase price and fees and expenses paid in cash	—	—	(100,825)

Net cash provided by (used in) investing activities	59,545	(416)	(101,751)

FINANCING ACTIVITIES:
Borrowings under revolving credit facility	—	—	40,000
Repayments under revolving credit facility, net	—	—	(31,683)
Borrowings under Term A	—	—	15,000
Repayments under term loan	—	—	(15,000)
Borrowings under senior secured notes due 2009	—	—	25,253
Borrowings under senior secured notes floating rate notes	—	—	170,280
Borrowings under senior secured pay-in-kind notes	75,000	—	—
Repayment under senior secured floating rate notes	(1,890)	—	(25,253)
Management restricted stock	215	—	—
Deferred financing fees	(4,272)	—	(10,451)
Dividend	(140,678)	(9,267)	(41,100)

Net cash (used in) provided by financing activities	(71,625)	(9,267)	127,046
NET INCREASE (DECREASE) IN CASH	18,202	26,850	36,779

CASH—Beginning of period	2,619	4,177	31,027

CASH—End of period	20,821	31,027	67,806

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the period for:
Interest	20,984	—	1,078

Income taxes	14,173	13,423	8,939

See notes to condensed consolidated financial statements (unaudited).

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

1. BASIS OF INTERIM PRESENTATION

The information in these financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods and are of a normal and recurring nature. The information furnished has not been audited; however, the December 31, 2005 condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the audited financial statements of Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) and its subsidiaries (the “Company”) for the fiscal year ended December 31, 2005. The accounting policies of the predecessor and successor Company are the same.

These financial statements contain information for the predecessor and successor companies. The predecessor company, Claymont Steel, Inc., (formerly CitiSteel USA, Inc.) reflects transactions and balances prior to the Acquisition which occurred on June 10, 2005. The successor company, Claymont Steel Holdings, Inc., is the parent company of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and reflects transactions and balances since the Acquisition date of June 10, 2005.

Comprehensive income is equal to net income as there is no minimum pension liability adjustment or fair value adjustment related to investment securities.

The Company adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. In accordance with SFAS No. 151, the Company recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006. The adoption did not change the manner in which the Company previously recorded these expenses and did not have a significant impact on its consolidated financial position or results of operations.

The Company operates one business segment, the production and sale of steel plates. As a result, all assets, operating revenues, operating income and net income shown in the Company’s consolidated financial statements relate to this business segment. No one customer accounts for more than 10% of operating revenue.

On August 3, 2006 the Company changed its name from CitiSteel Holdings USA, Inc. to Claymont Steel Holdings, Inc. and our subsidiary changed its name from CitiSteel USA, Inc. to Claymont Steel, Inc. in order to establish a separate corporate identify from the Company’s previous owner, CITIC USA Holdings, Inc. As a result of the name change the Company wrote off the value of the trade name included in intangible assets.

2. PRINCIPLES OF CONSOLIDATION

The condensed consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts have been eliminated.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

3. ACQUISITION

On June 10, 2005, 100% of the outstanding preferred and common shares of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and subsidiary (a wholly owned subsidiary of CITIC USA Holding, Inc., or CITIC) were acquired for $74.4 million plus working capital and other adjustments by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments.

The aggregate purchase price was $105 million. The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (amounts in thousands).

Current assets	$108,517
Property, plant, and equipment	9,578
Intangible assets	7,563

Total Assets Acquired	125,658

Current liabilities Deferred taxes	13,240 4,643
Deferred pension	2,298

Total Liabilities Assumed	20,181

Net Assets Acquired	$105,477

Intangible Assets—Of the $7.6 million of acquired intangible assets, $600,000 was assigned to the trade name which is not subject to amortization. The amount assigned to the trade name was amount was written off in September 2006 when the Company changed its name to Claymont Steel. The remaining $7.0 million of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets.

4. INVENTORIES

Inventories, net of any reserves, consist of the following (amounts in thousands):

	September 30, 2006	December 31, 2005
Raw materials	5,138	5,256
Work-in-process	14,068	10,928
Finished Goods	15,026	12,635
Spare Parts Inventory	1,706	1,289
Supplies	6,571	5,844

	$42,509	$35,952

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded net of accumulated depreciation and is $22.0 million at September 30, 2006 and $14.6 million at December 31, 2005. As part of the acquisition in June 2005, described in Note 3, the value of the property, plant and equipment was adjusted to current in-place market value and then written down to reflect the purchase price allocation.

6. FINANCING ARRANGEMENTS

Line of Credit—In conjunction with the acquisition transaction in June 2005, described in Note 3, the Company established a $70 million Bank Debt Facility with U.S. Bank National Association (“US Bank”) comprised of a $15 million Term A Loan and a $55 million maximum available revolver. The Bank Debt Facility was repaid on August 25, 2005 and replaced with a new $20 million revolving credit facility with US Bank under which the Company may borrow, repay and re-borrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the maximum revolver amount which is equal to $20 million less any outstanding letters of credit. The revolving facility matures on August 25, 2008. Interest is payable at US Bank’s prime rate, which was 8.25% on September 30, 2006 and 7.25% on December 31, 2005. There was no amount outstanding under the revolving facility on September 30, 2006 and December 31, 2005. The revolving credit facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At September 30, 2006 and December 31, 2005 the Company was in compliance with the covenants. At December 31, 2005 the Company violated a covenant related to capital expenditures by $842,000. This violation was subsequently waived by the bank. Outstanding letters of credit totaled $550,000 as of September 30, 2006 and $450,000 as of December 31, 2005.

Long-Term Debt—In conjunction with the acquisition in June 2005, the Company issued $25.3 million of Senior Secured Notes. On August 25, 2005 the Claymont Steel issued $172 million of Senior Secured Floating Rate Notes. The proceeds of the Senior Secured Notes were used to repay all outstanding debt, including the Senior Secured Notes, Term A Loan and the revolver referenced above. The Company also entered into a $20 million senior revolving credit facility described above. The balance of the proceeds was used by Claymont Steel to pay a $108.7 million dividend to equity holders and to pay fees and expenses related to the transaction. On July 6, 2006, Claymont Steel Holdings issued $75 million of Senior Secured Pay-In-Kind Notes. The proceeds were used to pay a $71.2 million dividend ($6.29 per share) to its stockholders.

The Company expensed $2.9 million of deferred financing fees in August 2005 relating to the repayment of the Bank Debt Facility and the Senior Secured Notes.

The Senior Secured Floating Rate Notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The interest rate for the interest payment period on March 1, 2006 is 11.6%, the rate for the September 1, 2006 payment is 12.6% and the rate for the March 1, 2007 payment is 13.0%. The Notes were issued at a 1% discount to face value. The discount is being amortized over the expected life of the Notes.

The Senior Secured Floating Rate Notes contain certain financial covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the Senior Secured Floating Rate Notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. On May 3, 2006, $1.89 million of Notes were repurchased by the Company pursuant to the Excess Cash Flow covenant for the period ending December 31, 2005. The Company registered

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

the Notes with the Securities and Exchange Commission and had the offering declared effective on May 1, 2006 in compliance with the terms of the Notes.

The Senior Secured Floating Rate Notes are secured by a lien on substantially all the assets of Claymont Steel.

The Senior Secured Pay-In-Kind Notes mature on October 1, 2010. Interest is payable at 15% semiannually on April 1 and October 1. The Company may, at its discretion, for the first two interest payment periods pay interest by the issuance of additional Senior Secured Pay-In-Kind Notes. The Notes were issued at par.

The Senior Secured Pay-In-Kind Notes contain certain covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year beginning in 2008, to offer to repurchase a portion of the Senior Secured Pay-In-Kind Notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. In addition, the Company must offer to purchase the Notes at 110% of principal plus accrued interest upon the completion of an initial public offering.

The Senior Secured Pay-In-Kind Notes are secured by a lien on substantially all the assets of Claymont Steel Holdings, which principally consists of the capital stock of Claymont Steel.

Long-term debt at September 30, 2006 and December 31, 2005 consists of the following (amounts in thousands):

	September 30, 2006	December 31, 2005
Revolving Credit Facility due August 25, 2008	—	—
Senior Secured Floating Rate Notes, due August 25, 2010, net	$168,763	$170,452
Senior Secured Pay-In-Kind Notes, due October 1, 2010, net	$75,000	—

	243,763	170,452
Less current portion of long-term debt	—	—

	$243,763	$170,452

Future maturities of long-term debt total $245.1 million for the year ended December 31, 2010. The current balance of long-term debt does not include $1.3 million of unamortized original issue discount. The Company incurred fees and expenses in connection with arranging the Revolving Credit Facility and the Senior Secured Floating rate Notes of $8.7 million in August 2005. The Company incurred fees and expenses in connection with issuing the Senior Secured Pay-In-Kind Notes of $3.5 million in September 2006. These amounts has been deferred and included on the balance sheet. The Company is amortizing these fees and expenses over the expected life of the debt.

7. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. Pension benefits are based on years of service and annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. No contributions were made for the thirty-nine week period ended September 30, 2006 and the expected employer contributions for the year

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

ended December 31, 2006 are $0. The components of net periodic pension cost for the thirty-nine weeks ended September 30, 2006 are (amounts in thousands):

September 30, 2006
Service cost	$488
Interest cost	432
Expected return on plan assets	(606)

Net periodic pension cost	$314

8. DIVIDENDS

The Company paid a preferred stock dividend of $9.3 million in February 2005 prior to the Acquisition, a common stock dividend of $41.4 million ($3.66 per share) in September 2005 and $69.6 million in June 2006 ($6.15 per share) from the proceeds of the Senior Secured Floating Rate Notes and a common stock dividend of $71.2 million ($6.29 per share) in July 2006 from the proceeds of the Senior Secured Pay-In-Kind Notes.

The indenture governing the Senior Secured Pay-In-Kind Notes restricts Holding’s ability to pay dividends to its equity holders and the indenture governing the senior secured floating rate notes issued by our subsidiary Claymont Steel, Inc. and the credit agreement governing Claymont Steel’s revolving credit facility impose restrictions on its ability to pay dividends to its equity holders.

The Senior Secured Pay-In-Kind notes generally prohibit Holdings from paying dividends in excess of 25% of cumulative consolidated net income earned during the period beginning on the first day of the fiscal quarter after September 1, 2007 and ending on the last day of Holdings most recent fiscal quarter ending prior to the date of the dividend. In addition, Claymont Steel Inc.’s senior secured floating rate notes generally prohibit Claymont Steel, Inc. from paying dividends in excess of 25% of the cumulative consolidated net income earned during the period beginning on the first day of the first fiscal quarter after September 1, 2007 and ending on the last day of Claymont Steel Inc.’s most recent fiscal quarter ending prior to the date of the dividend. These agreements also permit the payment of dividends from the proceeds of equity issuances and up to $2.0 million from other sources.

9. RESTRICTED STOCK

The Company granted 75,451 shares of restricted common stock to Jeff Bradley, the Company’s Chief Executive Officer on July 11, 2005. The shares cannot be sold or transferred and are subject to forfeiture if Mr. Bradley is terminated from the Company for any reason. The restricted shares vest, and the restrictions lapse, as follows: One-half of the restricted shares vest according to the following time schedule: 25% on June 23, 2006; 25% on June 23, 2007; 25% on June 23, 2008; and, 25% on June 23, 2009. The other one-half of the shares vest on the following dates based on achieving certain EBITDA targets for each of the 12-month periods ended on each of the vesting dates: 25% on June 30, 2006; 25% on June 30, 2007; 25% on June 30, 2008; and, 25% on June 30, 2009. As of September 30, 2006 one quarter of the restricted shares have vested. The Company complies with SFAS No. 123R in recording and reporting for these restricted shares. The fair value of the restricted shares on the date of grant is estimated to be $703,000 and was determined based on the aggregate purchase price of the Acquisition of $105,477,000. The fair value of the restricted shares is being charged to compensation expense over the four year vesting period of the restricted shares. The valuation was made by the Company contemporaneously with the granting of the restricted stock based on the opening balance sheet.

Common stock dividend payments on Mr. Bradley’s restricted shares are subject to certain vesting provisions. Mr. Bradley received common stock dividends of $276,000 in the period of June 10, 2005 to

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

December 31, 2005 and $89,000 in the thirty-nine weeks ended September 30, 2006. These amounts were charged by the Company to compensation expense in the period paid to Mr. Bradley. The Company withheld payment of $377,000 of declared dividends from Mr. Bradley from the Company’s June 2006 common stock dividend and $478,000 from the July 2006 dividend. One-half of the withheld dividends will be paid to Mr. Bradley on the following time schedule: 50% on June 23, 2008; and 50% on June 23, 2009. The other one-half of the withheld dividends will be paid to Mr. Bradley based on the Company achieving certain EBITDA targets for each of the 12-month periods ending on each of the following vesting dates: 50% on June 23, 2008; and 50% on June 23, 2009. The withheld dividends will be charged to compensation expense over the two year vesting period beginning in July 2007.

The Company charged compensation expense with a corresponding credit to equity for $215,000 in the thirty-nine weeks ended September 30, 2006 for the vesting of the restricted stock award. This charge represents $175,750 for the 25% of the restricted shares that vested on June 23, 2006 and $39,250 for a portion of the 25% of restricted shares that are expected to vest on June 23, 2007. The Company is recording compensation expense for the vesting of the restricted stock award on a straight line basis over the vesting period.

10. MANAGEMENT AGREEMENT

On June 10, 2005 the Company entered into a management agreement with H.I.G. Capital, LLC, its sponsor. Pursuant to the terms of this agreement, the sponsor will provide management, consulting and financial services to the Company, subject to the supervision of the Company’s Board. In exchange for these services the Company will pay its sponsor an annual management fee of $675,000. In addition to this fee, the sponsor is also entitled to additional compensation for the introduction or negotiation of any transaction not in the ordinary course of business or pursuant to which the Company acquires or disposes of any business operations. The amount of any such additional compensation shall be determined by good faith negotiations between the sponsor and the Company’s Board, except in the case of a sale of a majority of the Company’s stock or all or substantially all of its assets to a third party, the sponsor is entitled to 1% of the aggregate sale transaction value. The Company has also agreed to reimburse the sponsor for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party.

The Company entered into a 12-month management services agreement with CITIC as part of the acquisition in June 2005 for the provision of services by a certain executive. The agreement calls for total payments of $551,000 plus a year-end 2005 payment of $500,000. The year-end 2005 payment was made in March 2006.

11. LITIGATION AND ENVIRONMENTAL

The State of Delaware has requested the Company to investigate part of its site for the existence of potential hazardous substances. The Company has submitted the requested information to the State of Delaware and has received no further communication on this matter. Accordingly, the outcome cannot be determined at this time. The Company recorded a $550,000 asset retirement reserve on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets. $525,000 of the reserve was used in the thirty-nine weeks ended September 30, 2006 to remove and replace transformers containing PCB’s and to remove certain unused and contaminated smoke stacks leaving a reserve balance of $25,000 on the balance sheet at September 30, 2006.

As part of the acquisition of the Company from CITIC USA Holding, Inc. (“CITIC Holding”) and pursuant to the Purchase Agreement, the Company is required to pay CITIC Holding monies subsequent to the closing date related to a working capital adjustment and the settlement of a specifically calculated tax liability.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

The parties agreed to settle the working capital adjustment for $14.9 million. The Company paid CITIC Holding $8 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. The Company estimated the tax liability to be $4.3 million and has recorded the liability on its balance sheet as of December 31, 2005. On September 6, 2006, the CITIC litigation regarding the working capital adjustment in connection with the acquisition was settled for $6.2 million. The difference between the $6.2 million settlement and the $4.3 million reserve was charged to expense in September 2006.

In addition, certain claims and suits have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on the consolidated financial position or results of operations of the Company if disposed of unfavorably.

12. EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share – basic and diluted (in thousands, except earnings per share):

	Thirty-Nine Weeks Ended
	Successor Company September 30, 2006	Predecessor Company January 1 to June 9, 2005	Successor Company June 10 to October 1, 2005
Weighted average common shares outstanding	11,248,638	1,000	11,241,303
Dilutive effect of unvested outstanding restricted stock	68,116	—	75,451

Weighted average common and common equivalent shares outstanding	11,316,754	1,000	11,316,754
Net earnings per common share—basic	$2.63	$30,035	$0.12
Net earnings per common and common equivalent share—diluted	$2.62	$30,035	$0.12

Pro forma earnings per share is as follows:

For the Thirty-Nine Weeks Ended September 30, 2006
Pro forma net earnings per common share—basic	$1.69
Pro forma net earnings per common share—diluted	$1.69
Pro forma shares outstanding—basic	17,510,165
Dilutive effect of outstanding restricted stock	56,589

Pro forma common and common equivalent shares outstanding	17,566,754

The pro forma shares include the number of shares anticipated to be issued in the offering the proceeds of which are deemed to fund dividends declared from October 1, 2005 to September 30, 2006 in excess of earnings during that period. The Company had a shortfall of earnings in the period of October 1, 2005 to September 30, 2006 to dividends declared during that period of $101.5 million. As this shortfall exceeds the proceeds of the proposed offering, the entire number of shares to be issued in the offering are included in the pro forma earnings per share calculation.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 30, 2006 AND OCTOBER 1, 2005

13. SUBSEQUENT EVENTS

In October 2006, the Delaware Department of Natural Resources and Environmental Control (DNREC) issued a Notice of Conciliation and Secretary’s Order requiring the Company to fund an independent study to determine engineering and operational options to control dust and other particulate emissions. The study must be completed by March 1, 2007. DNREC will make a determination on further dust control requirements upon review of the study. Accordingly, the outcome cannot be determined at this time.

In 2006, the Company performed an emissions test that indicated that mercury emissions were higher than previously calculated by the Company using information supplied by the United States Environmental Protection Agency. In November 2006, DNREC issued a Secretary’s Order, which requires the Company to monitor and reduce mercury emissions. The Order requires Claymont Steel to implement a quarterly testing program, with the first test to take place by December 15, 2006, and to develop a plan to reduce the mercury contained in the feed to the electric arc furnace. Mercury-containing scrap is an industry-wide problem. Automobile scrap may contain mercury switches that have not been removed during the recycling process, and thus mercury can be emitted when Claymont Steel smelts recycled scrap steel products, including used automobiles, to produce custom steel plate products. Claymont Steel has already taken steps to reduce mercury levels in the feed—it is no longer using municipal solid waste scrap, is partially funding a rational mercury switch removal program through an industry trade association and is increasing its purchases of automobile-free scrap. The Order also requires Claymont Steel to elect one of the alternatives set forth in the Order for reducing mercury emissions and notify DNREC of the alternative selected by January 31, 2007. The alternatives include source reduction of mercury in the scrap, installation of a carbon injection system or alternative emission control system, some combination of source reduction and emission controls, or ceasing operation of the electric arc furnace. The Order requires Claymont Steel to have the selected alternative operational by December 31, 2008. The Company is evaluating the Order and has not determined what actions it will take, or whether it will contest the Order. Accordingly, any corrective measures that may be taken cannot be determined at this time, nor can the Company estimate the cost of any corrective measures.

The Company is also working with DNREC to investigate potential PCB and PAH contamination in the active scrap yard area. An investigative work plan was submitted in late October for some additional sampling, and the Company is awaiting review comments from DNREC. The Company believes any requirements for remediation will not have a material effect on the Company’s financial statements.

14. STOCK SPLIT

The Company’s board of directors authorized and the Company effected an 11.241303 for 1 stock split (in the form of an 11.241303 for 1 share stock dividend) on December 5, 2006. All references to shares of common stock for the successor company in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect the effect of this stock split on a retroactive basis as if it had occurred on June 10, 2005.

8,700,000 Shares

CLAYMONT STEEL HOLDINGS, INC.

Common Stock

PROSPECTUS

December 18, 2006

Jefferies & Company

CIBC World Markets	KeyBanc Capital Markets	Morgan Joseph

Until January 12, 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.